Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

31 July 2020

Commission file number: 001-10306

Form 6-K

NatWest Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

Scotland

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K, except for any information contained on any websites linked or documents referred to in this report, shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-looking statements

Cautionary statement regarding forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Covid-19 pandemic and its impact on NatWest Group; future profitability and performance, including financial performance targets such as return on tangible equity; cost savings and targets; implementation of NatWest Group’s strategy; litigation and government and regulatory investigations, including the timing and financial and other impacts thereof; the implementation of the Alternative Remedies Package; the continuation of NatWest Group’s balance sheet reduction programme, including the reduction of risk-weighted assets (RWAs) and the timing thereof; capital and strategic plans and targets; capital, liquidity and leverage ratios and requirements, including CET1 Ratio, RWA equivalents (RWAe), Pillar 2 and other regulatory buffer requirements, minimum requirement for own funds and eligible liabilities, and other funding plans; funding and credit risk profile; capitalisation; portfolios; net interest margin; customer loan and income growth; the level and extent of future impairments and write-downs, including with respect to goodwill; restructuring and remediation costs and charges; NatWest Group’s exposure to political risk, economic risk, climate change risk, operational risk, conduct risk, cyber and IT risk and credit rating risk and to various types of market risks, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements

These statements are based on current plans, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to NatWest Group’s strategy or operations, which may result in NatWest Group being unable to achieve the current targets, predictions, expectations and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. Forward-looking statements speak only as of the date we make them and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NatWest Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements we describe in this document, including in the risk factors and other uncertainties set out in NatWest Group plc’s (previously The Royal Bank of Scotland Group plc) 2019 Annual Report on Form 20-F and other materials filed with, or furnished to, the US Securities and Exchange Commission, and other risk factors and uncertainties discussed in this document. These include the significant risks for NatWest Group presented by: economic and political risk (including in respect of: the uncertainty surrounding the Covid-19 pandemic and the impact of the Covid-19 pandemic on NatWest Group; prevailing uncertainty regarding the terms of the UK’s withdrawal from the European Union; increased political and economic risks and uncertainty in the UK and global markets; climate change and the transition to a low carbon economy; HM Treasury’s ownership of NatWest Group plc and the possibility that it may exert a significant degree of influence over NatWest Group; changes in interest rates and changes in foreign currency exchange rates); financial resilience risk (including in respect of: NatWest Group’s ability to meet targets; the level and extent of future impairments and write-downs, including with respect to goodwill; NatWest Group’s ability to resume discretionary capital distributions; the highly competitive markets in which NatWest Group operates; deterioration in borrower and counterparty credit quality;  the ability of NatWest Group to meet prudential regulatory requirements for capital and MREL, or to manage its capital effectively; the ability of NatWest Group to access adequate sources of liquidity and funding; changes in the credit ratings of NatWest Group plc, any of its subsidiaries or any of its respective debt securities; NatWest Group’s ability to meet requirements of regulatory stress tests; possible losses or the requirement to maintain higher levels of capital as a result of limitations or failure of various models; sensitivity of NatWest Group’s financial statements to underlying accounting policies, judgments, assumptions and estimates; changes in applicable accounting policies; the value or effectiveness of any credit protection purchased by NatWest Group and the application of UK statutory stabilisation or resolution powers); strategic risk (including in respect of: the implementation and execution of NatWest Group’s Purpose-led Strategy, including as it relates to the re-alignment of the NWM franchise and NatWest Group’s climate ambition and the risk that NatWest Group may not achieve its targets); operational and IT resilience risk (including in respect of: NatWest Group being subject to cyberattacks; operational risks inherent in NatWest Group’s business; exposure to third party risks including as a result of outsourcing and its use of new technologies and innovation, as well as related regulatory and market changes; NatWest Group’s operations being highly dependent on its IT systems; NatWest Group relying on attracting, retaining and developing senior management and skilled personnel and maintaining good employee relations; NatWest Group’s risk management framework; and reputational risk) and legal, regulatory and conduct risk (including in respect of: NatWest Group’s businesses being subject to substantial regulation and oversight; NatWest Group complying with regulatory requirements; legal, regulatory and governmental actions and investigations (including the final number of PPI claim and their amounts); the replacement of LIBOR, EURIBOR and other IBOR rates to alternative risk free rates; heightened regulatory and governmental scrutiny (including by competition authorities); implementation of the Alternative Remedies Package and the costs related thereto; and changes in tax legislation).

The forward-looking statements contained in this document speak only as at the date hereof, and NatWest Group does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

NatWest Group – Form 6-K Interim Results 2020	1

Introduction

Presentation of information

The Royal Bank of Scotland Group plc or the ‘parent company’ was renamed to NatWest Group plc on 22 July 2020.

In this document, ‘parent company’ refers to NatWest Group plc, and ‘NatWest Group’ or the ‘Group’ refers to NatWest Group plc and its subsidiaries. The term ‘NWH Group’ refers to NatWest Holdings Limited (‘NWH’) and its subsidiary and associated undertakings. The term ‘NWM Group’ refers to NatWest Markets Plc (‘NWM Plc’) and its subsidiary and associated undertakings. The term ‘NWM N.V.’ refers to NatWest Markets N.V.. The term ‘NWMSI’ refers to NatWest Markets Securities Inc. The term ‘RBS plc’ refers to The Royal Bank of Scotland plc. The term ‘NWB Plc’ refers to National Westminster Bank Plc. The term ‘UBI DAC’ refers to Ulster Bank Ireland DAC. The term ‘RBSI Limited’ refers to The Royal Bank of Scotland International Limited.

NatWest Group publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence in the United Kingdom (‘UK’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively, and references to ‘cents’ represent cents in the US. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

Western European Corporate Portfolio

In order to best serve its customers in an efficient manner and in light of Brexit planning, NatWest Group expects that its Western European corporate portfolio, principally including term funding and revolving credit facilities, may remain in NWB Plc and not be transferred to NatWest Markets Plc or its subsidiaries. Some or all of the portfolio already held in NatWest Markets Plc or its subsidiaries may be transferred to NWB Plc. The timing and quantum of such transfers is uncertain.

Non-IFRS financial information

NatWest Group prepares its financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) which constitutes a body of generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for certain items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. For details of the basis of preparation and reconciliations where appropriate refer to the Appendix in this announcement.

NatWest Group – Form 6-K Interim Results 2020	2

NatWest Group plc

Interim Results for the period ending 30 June 2020

Alison Rose, Chief Executive Officer, commented:

“Our performance in the first half of the year has been significantly impacted by the challenges and uncertainty our economy continues to face as a result of Covid-19. However, NatWest Group has a robust capital position, underpinned by a resilient, capital generative and well diversified business.

Throughout this crisis we have provided exceptional levels of support to our customers, colleagues and the communities we serve. I am proud that our colleagues have consistently shown they are putting our purpose at the heart of everything they do.

Through our strong balance sheet and prudent approach to risk, we are well placed not only to withstand Covid-19 related impacts but also to provide the right support to those who will need it most in the tough times to come.

Our purposeful strategy will help our customers, colleagues and communities to recover, rebuild and, ultimately, to thrive. We are building a sustainable business that will generate lasting value for all our stakeholders, as we work together to create a greener, fairer and more inclusive economy.”

Financial performance in a challenging environment

•	H1 2020 operating loss before tax of £770 million and operating profit before impairment losses of £2,088 million.
•

Net impairment losses of £2,858 million in H1 2020, or 159 basis points of gross customer loans, resulted in an expected credit loss (ECL) coverage ratio of 1.72% across the Personal and Wholesale portfolios.

•

Total income was £1,280 million lower than H1 2019 whilst NatWest Markets income was £126 million lower than H1 2019. In comparison to H1 2019, across the retail and commercial businesses income decreased by 9.0% whilst NatWest Markets income excluding asset disposals/strategic risk reduction, own credit adjustments (OCA) and notable items increased by 44.4%.

•

Net interest margin of 1.54% was 16 basis points lower than Q1 2020. Bank net interest margin (NIM) of 1.67% was 22 basis points lower than Q1 2020 reflecting the contraction of the yield curve, 10 basis points, the impact of a change in the mix of lending 5 basis points, and excess levels of central liquidity, 7 basis points.

•	Total operating expenses were £350 million lower than in H1 2019. Other expenses, excluding operating lease depreciation (OLD), were £41 million lower than H1 2019.

Robust balance sheet with strong capital and liquidity levels

•

We have maintained absolute and relative capital strength and retain significant headroom above the regulatory minimum. CET1 ratio of 17.2%, was 60 basis points higher than Q1 2020, benefiting from a £3.7 billion reduction in RWAs. In addition, the attributable loss for the quarter was more than offset by a c.70 basis point increase in IFRS 9 transitional relief.

•	The liquidity coverage ratio (LCR) is strong at 166%, 14 percentage points higher than Q1 2020 reflecting the significant increase in customer deposits.
•

Loans to customers at amortised cost increased by £25.4 billion during H1 2020 in comparison to Q4 2019. Across the retail and commercial businesses net lending increased by £16.0 billion during H1 2020, of which £8.4 billion  related to drawdowns against UK Government lending initiatives and £7.6 billion was due to mortgages.

•

Customer deposits increased by £39.1 billion in H1 2020 in comparison to Q4 2019, to £408.3 billion, as customers sought to retain liquidity and reduced spending as a result of government measures in relation to Covid-19.

Outlook(1)

We remain committed to achieving a £250 million cost reduction in 2020 and expect strategic costs to be within our £0.8-1.0 billion guidance after recognising property related charges in Q2 2020.

We believe the full year 2020 impairment charge is likely to be in the range of £3.5-4.5 billion. Impairment charges in the second half of 2020 will be driven by a combination of the developing economic outlook for the UK and Republic of Ireland, along with the effectiveness of government support schemes in delaying and reducing the level of economic distress experienced by our personal and commercial customers, and the absolute level of defaults across lending portfolios and associated ECL stage migration.

We expect RWAs to be in the range of £185-195 billion at the end of 2020. Changes in RWAs in the second half of 2020 will be driven by the delivery of targeted reductions in NatWest Markets, the level of procyclical inflation driven by the economic outlook, downgrades in the credit quality and assessments in the commercial book and ongoing demand for lending from our customers.

We continue to target a reduction in NatWest Markets RWAs to £32 billion by the end of 2020, with income disposal losses of around £0.2 billion, subject to market conditions. We are now intending to achieve the majority of the expected medium term reduction in NatWest Markets RWAs by the end of 2021, while managing the associated income disposal losses to around £0.6 billion over the two years.

We continue to monitor events closely and assess potential scenarios and outcomes. The multiple economic scenarios underpinning our guidance are disclosed on pages 29-36. The impacts of Covid-19 on the economy and the mitigating benefits of government support schemes remain uncertain and could have a material adverse effect on our financial results in upcoming periods, including the possible impairment of goodwill.

Note:

(1)             The guidance, targets, expectations and trends discussed in this section represent management’s current expectations and are subject to change, including as a result of the factors described in the “Risk Factors” section on pages 112 and 113 of this announcement, pages 31 to 32 of NatWest Group plc’s (formerly The Royal Bank of Scotland Group plc) Q1 IMS on Form 6-K and pages 286 to 300 of NatWest Group plc’s 2019 Annual Report & Accounts on Form 20-F. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

NatWest Group – Interim Results 2020	3

Our Purpose in action – we champion potential, helping people, families and businesses to thrive

Helping our colleagues and customers through the impacts of Covid-19

Provided lending support to our customers with a disciplined approach to risk and value creation:

•          Approved £10.1 billion through the government lending initiatives(1,2).

•          Facilitated approximately £7.4 billion of Covid-19 Corporate Financing Facilities (CCFF) issuances(2).

Supported the financial health of our customers:

•          Helped approximately 240,000 customers with an initial three month mortgage repayment holiday and provided payment holidays, of up to twelve months, on approximately 71,000 business customer accounts(2).

•          Delivered approximately £2.0 million of cash to vulnerable customers’ homes(2).

Long-term investment plan is powering our operational effectiveness:

•          Increased digital adoption with over 500,000 new mobile app downloads and over 485,000 new online banking customers(2).

•          Launched digital credit scoring in our mobile app with a net promoter score of +52(3).

Partnered to proactively respond and support UK communities:

•          Supported the National Emergencies Trust by raising £10 million through matched customer donations.

•          Donated £1 million to eight existing debt management not-for-profit partners.

Prioritised the wellbeing of our colleagues;

•          Enabled over 50,000 colleagues to work from home, including over three quarters of our contact centre colleagues.

•          Ensured that all colleagues continue to be paid as normal until September if they need to take some time to look after their families, are unable to work from home or if they are ill.

H1 2020 progress against our three chosen areas of focus

Enterprise – addressing barriers to enterprise and business creation:

•          Migrated our twelve accelerator hubs to digital channel delivery.

•          Digitised our Dream Bigger programme which supports the next generation of female entrepreneurs.

•          Launched a £5 million Enterprise Relief Fund in partnership with The Prince’s Trust.

Learning – skill building, particularly around financial confidence:

•          Reached approximately two million people through financial capability interactions including live MoneySense lessons on social media platforms(2).

•          Helped approximately 305,000 additional customers to start saving(2).

•          Over 1 million downloads of Island Saver, the world’s first financial education console and PC game.

Climate – supporting the necessary transition to a low carbon economy:

•          NatWest Group plc issued a green MREL bond, the first green bond issued in USD by a UK bank, with $600 million of proceeds allocated to renewable energy projects.

•          NatWest Group has recently joined the UNEP FI PRB Collective Commitment on Climate Action and is the first major UK bank to join the Partnership for Carbon Accounting (PCAF), two important global initiatives that signal our level of commitment to measuring and reducing our climate impact in accordance with the 2015 Paris Agreement.

•          Helped our customers through c.£4.0 billion of new sustainable financing and funding for H1 2020.

Notes:

(1)        Inclusive of Commercial Banking and Private Banking: Bounce Back Loan Scheme (BBLS) – £6.1 billion; Coronavirus Business Interruption Loan Scheme (CBILS) – £3.3 billion; Coronavirus Large Business Interruption Loan Scheme (CLBILS) – £0.7 billion.

(2)        As at 30 June 2020.

(3)        As at 3 April 2020.

NatWest Group – Interim Results 2020	4

Business performance summary

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
Performance key metrics and ratios	2020	2019	2020	2020	2019
Profit before impairment losses	£2,088m	£3,017m	£767m	£1,321m	£1,918m
Operating (loss)/profit before tax	(£770m)	£2,694m	(£1,289m)	£519m	£1,681m
(Loss)/profit attributable to ordinary shareholders	(£705m)	£2,038m	(£993m)	£288m	£1,331m
Bank net interest margin (NatWest Group NIM
excluding NWM) (1)	1.78%	2.04%	1.67%	1.89%	2.02%
Bank average interest earning assets (NatWest Group
excluding NWM) (1)	£440bn	£407bn	£458bn	£422bn	£410bn
Cost:income ratio (1)	63.8%	57.2%	70.9%	57.7%	52.6%
Loan impairment rate (1)	159bps	21bps	229bps	90bps	30bps
Earnings per share
- basic	(5.8p)	16.9p	(8.2p)	2.4p	11.0p
- basic fully diluted	(5.8p)	16.8p	(8.2p)	2.4p	11.0p
Return on tangible equity (1)	(4.4%)	12.1%	(12.4%)	3.6%	15.8%
Average tangible equity	£32bn	£34bn	£32bn	£32bn	£34bn
Average number of ordinary shares
outstanding during the period (millions)
- basic	12,079	12,058	12,085	12,074	12,069
- basic fully diluted (2)	12,101	12,096	12,107	12,100	12,104

			30 June	31 March	31 December
Balance sheet related key metrics and ratios			2020	2020	2019
Total assets			£806.9bn	£817.6bn	£723.0bn
Funded assets (1)			£623.5bn	£608.9bn	£573.0bn
Loans to customers - amortised cost			£352.3bn	£351.3bn	£326.9bn
Impairment provisions			£6.1bn	£4.2bn	£3.7bn
Customer deposits			£408.3bn	£384.8bn	£369.2bn

Liquidity coverage ratio (LCR)			166%	152%	152%
Liquidity portfolio			£243bn	£201bn	£199bn
Net stable funding ratio (NSFR) (3)			144%	138%	141%
Loan:deposit ratio (1)			86%	91%	89%
Total wholesale funding			£86bn	£86bn	£75bn
Short-term wholesale funding			£22bn	£32bn	£19bn

Common equity tier (CET1) ratio (4)			17.2%	16.6%	16.2%
Total capital ratio			22.5%	21.4%	21.2%
Pro forma CET1 ratio, pre dividend accrual (5)			17.2%	16.6%	17.0%
Risk-weighted assets (RWAs)			£181.5bn	£185.2bn	£179.2bn
CRR leverage ratio			5.1%	5.1%	5.1%
UK leverage ratio			6.0%	5.8%	5.8%

Tangible net asset value (TNAV) per ordinary share			264p	273p	268p
Tangible net asset value (TNAV) per ordinary share - fully diluted (1,2)			263p	272p	267p
Tangible equity			£32,006m	£32,990m	£32,371m
Number of ordinary shares in issue (millions)			12,125	12,094	12,094
Number of ordinary shares in issue (millions) - fully diluted (2,6)			12,147	12,116	12,138

Notes:

(1)        Refer to the Appendix for details of basis of preparation and reconciliation of non-IFRS financial and performance measures where relevant.

(2)        Includes the effect of dilutive share options and convertible securities. Dilutive shares on an average basis for H1 2020 were 22 million shares and for Q2 2020 were 22 million shares; (Q1 2020 - 26 million shares, H1 2019 - 38 million shares; Q2 2019 - 35 million shares), and as at 30 June 2020 were 22 million shares (31 March 2020 - 22 million shares; 31 December 2019 - 44 million shares).

(3)        NSFR reported in line with CRR2 regulations finalised in June 2019.

(4)        Based on CRR end point including the IFRS 9 transitional adjustment of £1.6 billion. Excluding this adjustment, the CET 1 ratio would be 16.3%.

(5)        At June 2020 and March 2020 there was no charge in CET1 for foreseeable dividends or charges.  The pro forma CET 1 ratio at 31 December 2019 excludes foreseeable charges of £968 million for ordinary dividends (3p per share final dividend and 5p per share special dividend) and £365 million pension contribution.

(6)        Includes 16 million shares held by the Employee Benefit Trust (31 March 2020 -18 million shares; 31 December 2019 - 15 million shares).

NatWest Group – Form 6-K Interim Results 2020	5

Summary consolidated income statement for the period ended 30 June 2020

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2020	2019	2020	2020	2019
Net interest income	3,852	4,004	1,910	1,942	1,971

Own credit adjustments	53	(46)	(102)	155	(3)
Strategic disposals	-	1,035	-	-	1,035
Other non-interest income	1,933	2,124	868	1,065	1,077

Non-interest income	1,986	3,113	766	1,220	2,109

Total income	5,838	7,117	2,676	3,162	4,080

Litigation and conduct costs	89	(60)	85	4	(55)
Strategic costs	(464)	(629)	(333)	(131)	(434)
Other expenses	(3,375)	(3,411)	(1,661)	(1,714)	(1,673)

Operating expenses	(3,750)	(4,100)	(1,909)	(1,841)	(2,162)

Profit before impairment losses	2,088	3,017	767	1,321	1,918
Impairment losses	(2,858)	(323)	(2,056)	(802)	(237)

Operating (loss)/profit before tax	(770)	2,694	(1,289)	519	1,681
Tax credit/(charge)	208	(194)	396	(188)	22

(Loss)/profit for the period	(562)	2,500	(893)	331	1,703

Attributable to:
Ordinary shareholders	(705)	2,038	(993)	288	1,331
Preference shareholders	16	20	8	8	10
Paid-in equity shareholders	192	182	95	97	92
Non-controlling interests	(65)	260	(3)	(62)	270

Notable items within total income
Alawwal bank merger gain in NatWest Markets	-	444	-	-	444
FX recycling (loss)/gain in Central items & other	(103)	290	(39)	(64)	290
Legacy liability release in Central items & other	-	256	-	-	256
Liquidity Asset Bond sale gain	110	11	17	93	1
IFRS volatility in Central items & other	(11)	17	55	(66)	21
NatWest Markets asset disposals/strategic risk reduction (1)	(63)	(27)	(63)	-	(23)

Note:

(1)        Asset disposals/strategic risk reduction in 2020 relate to the cost of exiting positions and the impact of risk reduction transactions entered into in respect of the strategic announcement on 14 February 2020. Prior period comparatives refer to the previously disclosed NatWest Markets legacy business disposal losses.

NatWest Group – Form 6-K Interim Results 2020	6

Income statement overview

H1 2020 compared with H1 2019

•             Total income was £1,280 million, or 18%, lower than H1 2019. Income across the retail and commercial businesses decreased by 9.0% reflecting  the contraction of the yield curve, mortgage margin dilution,  lower business activity and lower consumer spending, resulting from government measures in response to Covid-19. Partially offsetting, we have seen strong gross new mortgage lending in UK Personal Banking with drawdowns against UK Government lending initiatives and increased utilisation of revolving credit facilities (RCFs) in Commercial Banking, whilst maintaining a disciplined approach to risk.

•             NatWest Markets income was £126 million, or 13.4% lower than in H1 2019. Income excluding asset disposals/strategic risk reduction, OCA and notable items increased by 44.4% reflecting increased customer activity as the market reacted to the spread of the Covid-19 virus, partially offset by the impact of credit market write-downs.

•             Litigation and conduct costs release of £89 million included a £250 million PPI release reflecting lower than predicted valid complaints volumes, partially offset by other charges.

•             Strategic costs of £464 million in H1 2020 included an £83 million charge related to technology spend, £155 million related to property charges and a £120 million direct charge in NatWest Markets primarily related to restructuring activity.

•             Total operating expenses were £350 million lower than H1 2019. Other expenses, excluding OLD, decreased by £41 million, or 1.2%, and headcount reduced by c.3,900, or 5.9%. We have maintained a focus on driving underlying cost reductions and efficiencies across the business through the continued shift from physical to digital, process improvements and property savings.

•             The net impairment loss of £2,858 million, 159 basis points of gross customer loans, reflected the deterioration of the economic outlook. As a result the ECL coverage ratio across the Personal and Wholesale portfolios increased from 1.02% to 1.72%.

Q2 2020 compared with Q1 2020

•             Total income was £486 million lower than Q1 2020. Income across the retail and commercial businesses decreased by £176 million reflecting the contraction of the yield curve, reduced business activity and lower consumer spending, resulting from government measures in response to Covid-19. Partially offsetting, we have seen strong balance growth in Commercial Banking, largely relating to drawdowns against UK Government lending initiatives.

•             NatWest Markets income was £270 million lower than Q1 2020.Income excluding asset disposals/strategic risk reduction and OCA increased by £50 million. Income from Financing increased as credit markets stabilised, supported by central bank actions, whilst Rates and Currencies decreased as the volatility seen towards the end of Q1 2020 eased.

•             Strategic costs of £333 million in Q2 2020 included a £44 million charge related to technology spend, £148 million related to property charges and an £86 million direct charge in NatWest Markets primarily related to restructuring activity.

•             Total operating expenses increased by £68 million in comparison to Q1 2020. Other expenses, excluding OLD, decreased by £54 million reflecting reduced investment spend and other cost saving initiatives. Headcount decreased by c.500.

•             The net impairment loss of £2,056 million, 229 basis points of gross customer loans, reflected the deterioration of the economic outlook.  As a result the ECL coverage ratio across the Personal and Wholesale portfolios increased from 1.18% to 1.72%.

Q2 2020 compared with Q2 2019

•             Total income was £1,404 million lower than Q2 2019 whilst NatWest Markets income was £413 million lower than Q2 2019. Income across the retail and commercial businesses decreased by 11.4% whilst NatWest Markets income excluding asset disposals/strategic risk reduction, OCA and notable items increased by 62.2%.

•             Total operating expenses were £253 million lower than Q2 2019. Other expenses, excluding OLD, decreased by £15 million, or 0.9%.

NatWest Group – Form 6-K Interim Results 2020	7

Business performance summary

UK Personal Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m
Total income	2,185	2,447	1,035	1,150	1,202
Operating expenses	(1,075)	(1,229)	(546)	(529)	(594)
Impairment losses	(657)	(181)	(360)	(297)	(69)
Operating profit	453	1,037	129	324	539
Return on equity	10.7%	25.6%	5.7%	15.5%	26.5%
Net interest margin	2.23%	2.57%	2.18%	2.28%	2.51%
Cost:income ratio	49.2%	50.2%	52.8%	46.0%	49.4%

			As at
			30 June	31 March	31 December
			2020	2020	2019
			£bn	£bn	£bn
Net loans to customers (amortised cost)			164.5	163.7	158.9
Customer deposits			161.0	152.8	150.3
RWAs			36.7	38.2	37.8
Loan impairment rate			87bps	72bps	20bps

Note:

(1)        Comparisons with prior periods are impacted by the transfer of the Private Client Advice business to Private Banking from 1 January 2020. The net impact on H1 2019 operating profit would have been to decrease total income by £22 million and operating expenses by £4 million. The net impact on the H1 2019 balance sheet would have been to decrease customer deposits by £0.3 billion. The net impact on Q2 2019 operating profit would have been to decrease total income by £11 million and operating expenses by £2 million. The net impact on the Q4 2019 balance sheet would have been to decrease customer deposits by £0.2 billion.

UK Personal Banking continues to support customers whose income has been impacted by Covid-19. We had 240,000 mortgage customers request an initial three month mortgage repayment holiday, representing 20% of the book by volume. To support mortgage customers who continue to be impacted, we are offering a range of options from a full payment holiday to part payments for a further three months; of those who have rolled off their initial repayment holiday, and who have reviewed their options and taken action, approximately one third have requested a further extension. Additionally, we offered the option of three month payment deferrals on loans, with 72,000, or 7%, of loan customers taking up the offer.

H1 2020 compared with H1 2019

•           Total income decreased by £262 million, or 10.7%, due to lower deposit hedge income, mortgage margin dilution and lower fee income on overdrafts, partially offset by strong balance growth.

•           Total operating expenses were £154 million lower than H1 2019. Excluding strategic, litigation and conduct costs, operating expenses increased by £17 million, or 1.5%, due to one-off releases in Q2 2019 partially offset by a reduction in staff costs associated with a 9.3% reduction in headcount.

•           Litigation and conduct costs release of £198 million included a £250 million PPI release reflecting lower than predicted valid complaints volumes.

•           Impairment losses of £657 million increased by £476 million primarily reflecting stage two charges linked to a forecast rise in unemployment and decline in HPI under a deteriorating economic outlook.

•           Net loans to customers increased by £12.6 billion, or 8.3%, as a result of strong gross new mortgage lending and lower redemptions. Gross new mortgage lending was £16.5 billion with market flow share of approximately 14%, supporting a stock share of approximately 10.5%. Personal advances and cards reduced by £0.2 billion and £0.3 billion respectively, reflecting lower spend and higher repayments as a result of Covid-19.

•           Customer deposits increased by £13.5 billion, or 9.2%, with stronger than normal growth as government backed initiatives for Covid-19, combined with lockdown restrictions, resulted in lower customer spend and increased savings.

•           RWAs remained broadly stable as mortgage lending growth was largely offset by lower unsecured balances, with no pro-cyclicality evident to date.

Q2 2020 compared with Q1 2020

•           Total income decreased by £115 million due to lower overdraft fees, Covid-19 support measures, significantly reduced card spend, which resulted in lower fees and lower unsecured balances, and the non-repeat of the annual insurance profit share. Net interest margin decreased by 10 basis points reflecting lower personal advances and cards balances and continued structural pressure in the mortgage business, as blended front book margins of around 124 basis points remain lower than the back book margin of approximately 138 basis points, partially offset by lower customer deposit rates payable. In the latter part of June 2020 blended front book application margins were around 130 basis points as spreads in the market continued to widen.

•           Impairment losses of £360 million increased by £63 million, primarily reflecting stage two charges linked to a forecast rise in unemployment and decline in HPI under a deteriorating economic outlook.

•           Net loans to customers increased by £0.8 billion due to mortgage growth of £1.9 billion, with lower consumer demand and increased repayments impacting unsecured. Personal advances and cards reduced by £0.4 billion respectively, as customers spent less and made repayments.

•           Customer deposits increased by £8.2 billion as customer spend reduced and savings increased as a result of Covid-19.

Q2 2020 compared with Q2 2019

•           Total income decreased by £167 million, or 13.9%, primarily reflecting lower overdraft fees, lower deposit hedge income and mortgage margin dilution.

NatWest Group – Form 6-K Interim Results 2020	8

Business performance summary

Ulster Bank RoI

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m
Total income	249	283	120	129	138
Operating expenses	(245)	(281)	(122)	(123)	(145)
Impairment losses/releases	(243)	21	(216)	(27)	10
Operating (loss)/profit	(239)	23	(218)	(21)	3
Return on equity	(24.2%)	2.1%	(44.5%)	(4.2%)	0.6%
Net interest margin	1.52%	1.63%	1.48%	1.56%	1.62%
Cost:income ratio	98.4%	99.3%	101.7%	95.3%	105.1%

			As at
			30 June	31 March	31 December
			2020	2020	2019
			£bn	£bn	£bn
Net loans to customers (amortised cost)			18.7	18.7	18.2
Customer deposits			20.0	19.3	18.5
RWAs			12.8	12.7	13.0
Loan impairment rate			441bps	56bps	(8)bps

Ulster Bank RoI continues to support all customers, including those who have been impacted by Covid-19. We have launched our digital Home Buying Platform, supporting customers to complete a mortgage application online, temporarily reduced our overdraft charges and we continue to support our vulnerable and elderly customers through our Companion card, dedicated helpline, priority banking hours and proactive outbound care calls. We have also provided mortgage payment breaks for approximately 12,000 customers, with over 4,000 extensions approved as at 30 June 2020. In our commercial business, we have provided payment breaks for approximately 3,000 customers and we continue to work closely with the Irish Government in providing customers with assistance through existing support schemes and the Credit Guarantee Scheme launched in July 2020.

H1 2020 compared with H1 2019

•    Total income decreased by £34 million, or 12.0%, (€39 million, or 12.0% in euro terms), reflecting lower business activity resulting from the impact of Covid-19 on our customers and our business, the non-repeat of £9 million (€11 million) income relating to the restructure of interest rate swaps on free funds, and interest rate and foreign exchange movements.

•    Total operating expenses decreased by £36 million or 12.8% (€39 million, or 12.1% in euro terms). Excluding strategic, litigation and conduct costs, operating expenses decreased by £8 million or 3.3% (€6 million, or 2.2% in euro terms), reflecting a 9.7% headcount reduction, including the scale down of our services and other functional teams, and lower project costs, which in H1 2019 included costs related to the improvement of the Ulster Bank RoI risk management framework.

•    Impairment losses of £243 million (€278 million) increased by £264 million (€302 million) due to the impact across all portfolios from the deterioration in the economic outlook caused by Covid-19.

•    Net loans to customers decreased by £0.3 billion, or 1.6% (€0.7 billion, or 3.3% in euro terms), which included the net de-recognition of £0.2 billion (€0.2 billion) of non-performing loans (NPL) from a sale agreed in Q4 2019, and an increase in loan provisions against the remaining loans. Gross new lending of £1.0 billion (€1.1 billion) was 27.9% lower (29.0% in euro terms), with Q2 2020 impacted by lower demand primarily related to Covid-19 factors.

•    Customer deposits increased by £1.0 billion, or 5.3% (€0.7 billion, or 3.3% in euro terms), supporting a reduction in the loan:deposit deposit ratio to 93% from 100%.

•    RWAs decreased by £1.4 billion, or 9.9% (€1.7 billion, or 10.8% in euro terms), largely due to model recalibrations and the de-recognition of NPLs in H1 2020.

Q2 2020 compared with Q1 2020

•    Total income decreased by £9 million (€15 million) mainly due to lower personal and commercial fees. Net interest margin decreased by 8 basis points reflecting the impact of negative rates on increased liquid assets.

•    Total operating expenses remained broadly stable in sterling terms (€3 million lower in euro terms). Excluding strategic, litigation and conduct costs, operating expenses were £2 million (€3 million) lower due to reduced marketing and administration costs and foreign exchange movements.

•    Impairment losses increased by £189 million (€214 million) due to the deterioration in the economic outlook.

•    Net loans to customers remained broadly stable in sterling terms. In euro terms, net loans to customers decreased by €0.7 billion due to an increase in provisions together with loan repayments outweighing gross new lending, which was adversely impacted by lower demand largely as a result of Covid-19. Gross new lending was £0.4 billion (€0.4 billion), £0.3 billion (€0.3 billion) lower than Q1 2020.

•    RWAs increased by £0.1 billion. In euro terms, RWAs decreased by €0.3 billion due to model recalibrations and the impact of the NPL sale.

Q2 2020 compared with Q2 2019

•    Total income decreased by £18 million (€23 million) reflecting the impact of Covid-19, particularly on fee income due to lower transaction levels and implementation of waivers on both personal and commercial products.

NatWest Group – Form 6-K Interim Results 2020	9

Business performance summary

Commercial Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m
Total income	2,003	2,165	995	1,008	1,083
Operating expenses	(1,221)	(1,262)	(611)	(610)	(622)
Impairment losses	(1,790)	(202)	(1,355)	(435)	(197)
Operating (loss)/profit	(1,008)	701	(971)	(37)	264
Return on equity	(17.9%)	8.8%	(32.5%)	(2.5%)	6.2%
Net interest margin	1.76%	1.98%	1.70%	1.83%	1.97%
Cost:income ratio	59.5%	56.9%	59.9%	59.1%	56.1%

				As at
			30 June	31 March	31 December
			2020	2020	2019
			£bn	£bn	£bn
Net loans to customers (amortised cost)			112.0	109.2	101.2
Customer deposits			159.6	143.9	135.0
RWAs			78.3	76.9	72.5
Loan impairment rate			472bps	157bps	32bps

Commercial Banking continues to support customers through a comprehensive package of initiatives including participation in the UK Government’s financial support schemes. As at H1 2020, £6.1 billion BBLS loans, £3.2 billion of CBILS loans and £0.7 billion of CLBILS loans had been approved and payment holidays, for up to twelve months, provided on c.71,000 customer accounts, representing c.12% of the lending book by value.

H1 2020 compared with H1 2019
•

Total income decreased by £162 million, or 7.5%, reflecting £108 million lower non interest income due to reduced business activity and £54 million lower net interest income as a result of the contraction of the yield curve, partially offset by balance sheet growth.

•

Total operating expenses decreased by £41 million, or 3.2%.  Excluding strategic, litigation and conduct costs, operating expenses increased by £41 million, or 3.7%,reflecting a number of one-off releases in Q2 2019, higher innovation spend and a £5 million increase in OLD, partially offset by a 1.9% reduction in headcount following operating model efficiencies in H2 2019 and lower non staff costs.

•

Impairment losses of £1,790 million primarily from stage one and two charges reflecting the deterioration in the economic outlook, with total stage three charges of £236 million, including a small number of single name charges.

•

Net loans to customers increased by £10.6 billion, or 10.5%, with a £10.8 billion increase in H1 2020 reflecting drawdowns against UK Government lending schemes and £4.1 billion increased RCF utilisation.

•	Customer deposits increased by £26.2 billion, or 19.6%, principally due to a £24.6 billion increase in H1 2020 as customers sought to retain liquidity in light of Covid-19 uncertainty.
•

RWAs increased by £0.5 billion, or 0.6%, due to increased lending volumes and risk parameter changes, partially offset by a £4.5 billion reduction related to model improvements and active capital management, with limited procyclicality evident to date.

Q2 2020 compared with Q1 2020
•

Total income decreased by £13 million as lower deposit funding benefits and reduced business activity offset balance sheet growth. Net interest margin decreased by 13 basis points mainly reflecting lower deposit funding benefits and higher liquidity portfolio costs.

•

Total operating expenses remained broadly stable in comparison to Q1 2020. Excluding strategic, litigation and conduct costs, operating expenses remained broadly stable as higher back office operations costs and a £1 million increase in OLD were partially offset by lower non-staff costs.

•

Impairment losses of £1,355 million primarily from stage one and two charges reflecting the deterioration in the economic outlook, with total stage three charges of £169 million, including a small number of single name charges.

•

Net loans to customers increased by £2.8 billion reflecting drawdowns against UK Government lending schemes, including £5.8 billion related to BBLS, £2.3 billion related to CBILS and £0.2 billion related to CLBILS, partially offset by £2.3 billion net RCF repayments, lower specialised business lending and increased loan provisions. RCF utilisation decreased to c.32% of committed facilities following increased drawdowns in March and April 2020, but remained above pre-Covid-19 levels.

•	Customer deposits increased by £15.7 billion as customers sought to retain liquidity in light of Covid-19 uncertainty, including the retention of UK Government lending scheme drawdowns.
•	RWAs increased by £1.4 billion due to increased lending volumes, risk parameter changes and business transfers of £0.4 billion from NatWest Markets.
Q2 2020 compared with Q2 2019
•

Total income decreased by £88 million, or 8.1%, reflecting reduced business activity and the contraction of the yield curve, partially offset by balance sheet growth and an £8 million fair value and disposal gain in Q2 2020, compared with a £15 million loss in Q2 2019.

•

Total operating expenses decreased by £11 million, or 1.8%. Excluding strategic, litigation and conduct costs, operating expenses increased by £47 million, or 9.0%, reflecting a number of one-off releases in Q2 2019, higher innovation spend and £3 million higher OLD, partially offset by a 1.9% reduction in headcount following operating model efficiencies in H2 2019 and lower non-staff costs.

NatWest Group – Form 6-K Interim Results 2020	10

Business performance summary

Private Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m
Total income	392	384	191	201	191
Operating expenses	(252)	(232)	(129)	(123)	(115)
Impairment (losses)/releases	(56)	3	(27)	(29)	(1)
Operating profit	84	155	35	49	75
Return on equity	8.2%	16.6%	6.6%	9.8%	15.9%
Net interest margin	2.20%	2.48%	2.14%	2.25%	2.44%
Cost:income ratio	64.3%	60.4%	67.5%	61.2%	60.2%

			As at
			30 June	31 March	31 December
			2020	2020	2019
			£bn	£bn	£bn
Net loans to customers (amortised cost)			16.0	15.8	15.5
Customer deposits			29.8	29.0	28.4
RWAs			10.4	10.3	10.1
Assets Under Management (AUMs)			27.1	24.3	23.2
Assets Under Administration (AUAs) (1)			2.7	2.4	7.2
Total Assets Under Management and Administration (AUMA)			29.8	26.7	30.4
Loan impairment rate			67bps	73bps	(3)bps

Notes:

(1)             Private Banking manages assets under management portfolios on behalf of UK Personal Banking and RBSI and receives a management fee in respect of providing this service.

(2)             Comparisons with prior periods are impacted by the transfer of the Private Client Advice business to Private Banking from 1 January 2020. The net impact on H1 2019 operating profit would have been to increase total income by £22 million and operating expenses by £4 million. The net impact on the H1 2019 balance sheet would have been to increase AUMs by £4.5 billion and customer deposits by £0.3 billion. The net impact on Q2 2019 operating profit would have been to increase total income by £11 million and operating expenses by £2 million. The net impact on the Q4 2019 balance sheet would have been to increase AUMs by £4.6 billion and customer deposits by £0.2 billion.

Private Banking remains committed to supporting clients through a range of initiatives during this period of significant uncertainty, including the provision of mortgage and loan repayment breaks and via participation in the UK Government’s CBILS financial support scheme, with £146 million approved as at H1 2020.

H1 2020 compared with H1 2019

•

Total income increased by £8 million, or 2.1% primarily reflecting £11 million lower net interest income due to lower deposit income and asset margin compression, partially offset by balance sheet growth.

•

Total operating expenses increased by £20 million, or 8.6%. Excluding strategic, litigation and conduct costs, operating expenses increased by £28 million, or 13.1%, reflecting higher investment spend and a number of one-off items.

•	Impairment losses of £56 million, mainly reflected stage one and two charges linked to the deterioration of the economic outlook.
•	Net loans to customers increased by £1.3 billion, or 8.8%, reflecting mortgage lending and other loans growth. RWAs increased by £0.7 billion, or 7.2%, primarily reflecting increased lending volumes.
•	Customer deposits increased by £1.8 billion, or 6.4%, principally due to a £1.2 billion increase in H1 2020 reflecting an increase in instant access savings and current accounts.
•	Total AUMAs overseen by Private Banking increased by £0.9 billion, or 3.1%, reflecting net new business inflows of £1.2 billion partially offset by adverse market movements of £0.3 billion.
Q2 2020 compared with Q1 2020
•

Total income decreased by £10 million, primarily reflecting asset margin compression and a reduction in fee income, partially offset by balance sheet growth. Net interest margin decreased by 11 basis points mainly due to asset margin compression, lower deposit income and higher liquidity portfolio costs.

•

Total operating expenses increased by £6 million, or 4.9%. Excluding strategic, litigation and conduct costs, operating expenses increased by £5 million reflecting higher investment spend and a number of one-off items.

•	Impairment losses of £27 million, mainly reflected stage one and two charges linked to the deterioration of the economic outlook, partially offset by a single name release.
•	Customer deposits increased by £0.8 billion reflecting an increase in instant access savings and current accounts.
•	Total AUMAs overseen by Private Banking increased by £3.1 billion, reflecting positive investment performance of £2.9 billion and net new business inflows of £0.2 billion.
Q2 2020 compared with Q2 2019
•	Total income remained stable at £191 million, primarily reflecting lower deposit income, asset margin compression and a reduction in fee income, partially offset by balance sheet growth.
•

Total operating expenses increased by £14 million, or 12.2%. Excluding strategic, litigation and conduct costs, operating expenses increased by £20 million, or 19.4%, primarily reflecting higher investment spend and a number of one-off items.

NatWest Group – Form 6-K Interim Results 2020	11

Business performance summary

RBS International

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m
Total income	259	310	115	144	159
Operating expenses	(126)	(119)	(65)	(61)	(60)
Impairment (losses)/releases	(46)	3	(31)	(15)	2
Operating profit	87	194	19	68	101
Return on equity	11.8%	29.7%	4.3%	19.4%	30.8%
Net interest margin	1.30%	1.69%	1.15%	1.45%	1.68%
Cost:income ratio	48.6%	38.4%	56.5%	42.4%	37.7%

			As at
			30 June	31 March	31 December
			2020	2020	2019
			£bn	£bn	£bn
Net loans to customers (amortised cost)			12.7	13.6	14.1
Customer deposits			29.5	32.3	30.1
RWAs			6.8	6.8	6.5
Loan impairment rate			97bps	44bps	14bps

During H1 2020, RBS International supported 1,282 personal customers with mortgage repayment breaks, reflecting a mortgage value of £275 million, and 418 business customers with working capital facilities, reflecting a value of £452 million, while continuing to suspend a range of fees and charges for its personal and business customers.

H1 2020 compared with H1 2019
•

Total income decreased by £51 million, or 16.5%, primarily due to the impact of interest rate reductions on deposit income as well as £2 million lower payments income with the waiving of personal and commercial banking fees in Q2 2020 to support customers during Covid-19.

•

Total operating expenses were £7 million, or 5.9% higher than H1 2019. Excluding strategic, litigation and conduct costs, operating expenses increased by £12 million, or 11.0%, mainly due to £6 million higher investment spend to enhance the digital proposition, £2 million Covid-19 incident costs and £3 million higher technology costs.

•	Impairment losses of £46 million included £25 million stage one and stage two charges reflecting the deterioration in the economic outlook and a £19 million charge related to a single client.
•	Net loans to customers decreased by £0.9 billion, or 6.6%, as Institutional Banking customers repaid facilities to position themselves in the uncertain environment.
•	Customer deposits increased by £1.4 billion, or 5.0%, as Institutional Banking customers sought to build liquidity in response to Covid-19 uncertainty.
Q2 2020 compared with Q1 2020
•

Total income decreased £29 million primarily due to £23 million lower deposit income resulting from the full quarter impact of the central bank rate reductions and £4 million lower lending income. Net interest margin decreased by 30 basis points due to lower deposit funding benefits as a result of interest rate changes by central banks.

•	Impairment losses of £31 million included £17 million stage one and two charges reflecting the deterioration in the economic outlook and a £13 million charge related to a single client.
•	Net loans to customers decreased by £0.9 billion as Institutional Banking customers responded to the uncertain economic outlook by repaying facilities.
•

Customer deposits decreased £2.8 billion due to lower call balances in the Institutional Banking sector as significant Q1 2020 inflows were used to fund loan repayments. Deposits in Local Banking increased by £0.4 billion, most notably in Local Corporate and Everyday Banking.

Q2 2020 compared with Q2 2019
•

Total income decreased by £44 million, or 27.7%, due to lower deposit funding benefits, and lower fee income reflecting the economic response to Covid-19 with central bank rate reductions and fee waivers.

•

Total operating expenses were £5 million, or 8.3% higher than Q2 2019. Excluding strategic, litigation and conduct costs, operating expenses increased by £7 million, or 13.0%, reflecting higher investment spend and Covid-19 incident costs.

NatWest Group – Form 6-K Interim Results 2020	12

Business performance summary

NatWest Markets(1)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m
Total income	816	942	273	543	686
of which:
- Income excluding asset disposals/strategic risk reduction
and own credit adjustments	826	989	438	388	691
- Asset disposals/strategic risk reduction (2)	(63)	-	(63)	-	-
- Own credit adjustments	53	(47)	(102)	155	(5)
Operating expenses	(707)	(678)	(365)	(342)	(344)
Impairment (losses)/releases	(40)	36	(45)	5	20
Operating profit/(loss)	69	300	(137)	206	362
Return on equity	0.8%	1.0%	(7.1%)	8.7%	4.4%
Cost:income ratio	86.6%	72.0%	133.7%	63.0%	50.1%

			As at
			30 June	31 March	31 December
			2020	2020	2019
			£bn	£bn	£bn
Funded Assets			122.9	129.6	116.2
RWAs			35.1	38.9	37.9

Notes:

(1)             The NatWest Markets operating segment is not the same as the NatWest Markets Plc legal entity (NWM Plc) or group (NWM or NWM Group). For 2019, NWM Group includes NatWest Markets N.V. (NWM N.V.) from the 29 November 2019 only. For periods prior to Q4 2019, NWM N.V. was excluded from the NWM entity. In both 2019 and 2020 the NatWest Markets segment excludes the Central items & other segment.

(2)             Asset disposals/strategic risk reduction in 2020 relates to the cost of exiting positions and the impact of risk reduction transactions entered into in respect of the strategic announcement on 14 February 2020.

Progress on strategic change
•

NatWest Markets continues to progress its strategy to refocus towards NatWest Group’s corporate and institutional customers and reduce RWAs. During H1 2020, further refinements have been made to simplify the customer product suite, including exiting the Custom Index Trading business and the reduction of the third party market making offering in flow asset backed securities (ABS), residential mortgage backed securities (RMBS) and collateralised loan obligations (CLO). Additionally, NatWest Markets selected BNP Paribas as a strategic partner for the provision of execution and clearing of listed derivatives, following the decision to no longer offer these services for certain exchange traded derivatives, as announced in Q1 2020.

•

NatWest Markets continues to identify efficiency improvements. During Q2 2020 changes were made to the regional operating models in the US and APAC and actions were taken to drive closer alignment with NatWest Group, such as leveraging NatWest Group Technology infrastructure.

•

NatWest Markets has also actively identified and progressed RWA reduction, with a number of asset exits completed during Q2 2020. NatWest Markets continues to target an RWA reduction to £32 billion at the end of 2020.

H1 2020 compared with H1 2019
•

Total income decreased by £126 million, or 13.4%, reflecting a £444 million gain from the merger of Alawwal bank with Saudi British Bank (SABB) in H1 2019, partially offset by heightened customer activity and OCA movements. An OCA credit of £53 million compared with a £47 million charge in H1 2019 reflected the significant widening of credit spreads.

•

Income excluding asset disposals/strategic risk reduction, OCA and notable items increased by £254 million, or 44.4%, reflecting increased customer activity as the market reacted to the spread of the Covid-19 virus, resulting in higher levels of primary issuance from governments and increased secondary market activity in both the Rates and Currencies businesses, partially offset by the impact of credit market write-downs.

•

Total operating expenses increased by £29 million, or 4.3%. Excluding strategic, litigation and conduct costs, operating expenses decreased by £31 million, or 5.2%, primarily reflecting lower back office operational costs and initial reductions following the strategic announcement in February 2020.

• RWAs decreased by £6.3 billion, or 15.2%, reflecting lower levels of counterparty and market risk which, despite recent turbulence, have trended downwards as the business seeks to reduce its RWAs.
Q2 2020 compared with Q1 2020
•

Total income was £270 million lower than Q1 2020. Income excluding asset disposals/strategic risk reduction and OCA increased by £50 million. Income from Financing increased as credit markets stabilised, supported by central bank actions, whilst Rates and Currencies decreased as the volatility seen towards the end of Q1 2020 eased. Asset disposal/strategic risk reduction losses of £63 million included a £40 million loss related to a single significant transaction.

•

Total operating expenses increased by £23 million, or 6.7%. Excluding strategic, litigation and conduct costs, operating expenses decreased by £27 million reflecting initial reductions following the strategic announcement in February 2020.

•

RWAs decreased by £3.8 billion as the business works towards its full year RWA target. Counterparty credit risk decreased by £1.5 billion reflecting the exit of specific positions and market risk decreased by £1.5 billion, as markets normalised. A reduction in credit risk of £0.8 billion included £0.4 billion of business transfers to Commercial Banking.

Q2 2020 compared with Q2 2019
•

Total income was £413 million lower than Q2 2019. Income excluding asset disposals/strategic risk reduction, OCA and notable items increased by £168 million, or 62.2%, reflecting heightened levels of customer activity in Q2 2020, as markets reacted to the Covid-19 pandemic.

NatWest Group – Form 6-K Interim Results 2020	13

Business performance summary

Central items & other

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m
Central items not allocated	(216)	284	(146)	(70)	337

•

Central items not allocated represented a £216 million operating loss in H1 2020 principally due to property related strategic costs, litigation and conduct charges and other treasury income. This compares with a £284 million gain in H1 2019 which primarily reflected FX recycling gains of £290 million and a legacy liability release of £256 million, both relating to the Alawwal bank merger.

NatWest Group – Form 6-K Interim Results 2020	14

Segment performance

		Half year ended 30 June 2020
								Central	Total
		UK Personal	Ulster	Commercial	Private	RBS	NatWest	items &	NatWest
		Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	Group
		£m	£m	£m	£m	£m	£m	£m	£m
	Income statement
	Net interest income	1,982	194	1,370	251	201	(34)	(112)	3,852
	Other non-interest income	203	55	633	141	58	797	46	1,933
	Own credit adjustments	-	-	-	-	-	53	-	53
	Total income	2,185	249	2,003	392	259	816	(66)	5,838
Direct expenses	- staff costs	(280)	(100)	(360)	(93)	(65)	(326)	(572)	(1,796)
	- other costs	(104)	(42)	(149)	(47)	(27)	(94)	(1,116)	(1,579)
Indirect expenses		(785)	(92)	(630)	(101)	(29)	(149)	1,786	-
Strategic costs (2)	- direct	(1)	(4)	(5)	-	(3)	(120)	(331)	(464)
	- indirect	(103)	(8)	(70)	(10)	(5)	(16)	212	-
	Litigation and conduct costs (2)	198	1	(7)	(1)	3	(2)	(103)	89
	Operating expenses	(1,075)	(245)	(1,221)	(252)	(126)	(707)	(124)	(3,750)
	Operating profit/(loss) before impairment losses	1,110	4	782	140	133	109	(190)	2,088
	Impairment losses	(657)	(243)	(1,790)	(56)	(46)	(40)	(26)	(2,858)
	Operating profit/(loss)	453	(239)	(1,008)	84	87	69	(216)	(770)
	Additional information
	Return on equity (2)	10.7%	(24.2%)	(17.9%)	8.2%	11.8%	0.8%	nm	(4.4%)
	Cost:income ratio (2)	49.2%	98.4%	59.5%	64.3%	48.6%	86.6%	nm	63.8%
	Total assets (£bn)	187.1	27.6	186.0	23.9	31.5	303.8	47.0	806.9
	Funded assets (£bn)	187.1	27.6	186.0	23.9	31.5	122.9	44.5	623.5
	Net loans to customers - amortised cost (£bn)	164.5	18.7	112.0	16.0	12.7	11.4	17.0	352.3
	Loan impairment rate (2)	79bps	248bps	311bps	70bps	72bps	nm	nm	159bps
	Impairment provisions (£bn)	(1.9)	(0.9)	(3.0)	(0.1)	-	(0.2)	-	(6.1)
	Impairment provisions - Stage 3 (£bn)	(0.9)	(0.6)	(1.2)	-	-	(0.1)	-	(2.8)
	Customer deposits (£bn)	161.0	20.0	159.6	29.8	29.5	5.5	2.9	408.3
	Risk-weighted assets (RWAs) (£bn)	36.7	12.8	78.3	10.4	6.8	35.1	1.4	181.5
	RWA equivalent (RWAe) (£bn)	36.7	12.8	78.4	10.4	6.9	37.2	1.5	183.9
	Employee numbers (FTEs - thousands)	17.5	2.8	10.2	2.0	1.8	5.0	23.4	62.7
	Average interest earning assets (£bn)	178.6	25.7	156.5	23.0	31.2	38.0	nm	477.9
	Net interest margin	2.23%	1.52%	1.76%	2.20%	1.30%	(0.18%)	nm	1.62%
	Third party customer asset rate (3)	2.96%	2.27%	2.86%	2.65%	2.65%	nm	nm	nm
	Third party customer funding rate (3)	(0.28%)	(0.12%)	(0.37%)	(0.25%)	(0.06%)	nm	nm	nm

For the notes to this table, refer to page 19.

NatWest Group – Form 6-K Interim Results 2020	15

Segment performance

		Half year ended 30 June 2019
								Central	Total
		UK Personal	Ulster	Commercial	Private	RBS	NatWest	items &	NatWest
		Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	Group
		£m	£m	£m	£m	£m	£m	£m	£m
	Income statement
	Net interest income	2,084	200	1,424	261	242	(122)	(85)	4,004
	Other non-interest income	363	82	741	123	68	667	80	2,124
	Own credit adjustments	-	1	-	-	-	(47)	-	(46)
	Strategic disposals	-	-	-	-	-	444	591	1,035
	Total income	2,447	283	2,165	384	310	942	586	7,117
Direct expenses	- staff costs	(300)	(104)	(356)	(82)	(59)	(349)	(591)	(1,841)
	- other costs	(136)	(48)	(155)	(35)	(23)	(86)	(1,087)	(1,570)
Indirect expenses		(716)	(90)	(587)	(96)	(27)	(165)	1,681	-
Strategic costs (2)	- direct	4	(9)	(32)	-	(5)	(49)	(538)	(629)
	- indirect	(75)	(10)	(86)	(17)	(5)	(30)	223	-
	Litigation and conduct costs (2)	(6)	(20)	(46)	(2)	-	1	13	(60)
	Operating expenses	(1,229)	(281)	(1,262)	(232)	(119)	(678)	(299)	(4,100)
	Operating profit before impairment (losses)/releases	1,218	2	903	152	191	264	287	3,017
	Impairment (losses)/releases	(181)	21	(202)	3	3	36	(3)	(323)
	Operating profit	1,037	23	701	155	194	300	284	2,694
	Additional information
	Return on equity (2)	25.6%	2.1%	8.8%	16.6%	29.7%	1.0%	nm	12.1%
	Cost:income ratio (2)	50.2%	99.3%	56.9%	60.4%	38.4%	72.0%	nm	57.2%
	Total assets (£bn)	173.9	26.4	165.6	21.9	30.4	278.9	32.8	729.9
	Funded assets (£bn)	173.9	26.4	165.6	21.9	30.4	133.4	32.7	584.3
	Net loans to customers - amortised cost (£bn)	151.9	19.0	101.4	14.7	13.6	9.3	0.7	310.6
	Loan impairment rate (2)	24bps	(21)bps	39bps	(4)bps	(4)bps	nm	nm	21bps
	Impairment provisions (£bn)	(1.3)	(0.9)	(1.3)	-	-	(0.2)	-	(3.7)
	Impairment provisions - Stage 3 (£bn)	(0.8)	(0.8)	(1.0)	-	-	(0.2)	-	(2.8)
	Customer deposits (£bn)	147.5	19.0	133.4	28.0	28.1	2.8	2.8	361.6
	Risk-weighted assets (RWAs) (£bn)	37.0	14.2	77.8	9.7	6.9	41.4	1.5	188.5
	RWA equivalent (RWAe) (£bn)	38.1	14.5	79.3	9.7	7.0	46.1	1.8	196.5
	Employee numbers (FTEs - thousands)	19.3	3.1	10.4	1.9	1.8	5.0	25.1	66.6
	Average interest earning assets (£bn)	163.8	24.7	145.3	21.2	28.8	33.3	nm	440.3
	Net interest margin	2.57%	1.63%	1.98%	2.48%	1.69%	(0.73%)	nm	1.83%
	Third party customer asset rate (3)	3.28%	2.30%	3.20%	2.95%	1.75%	nm	nm	nm
	Third party customer funding rate (3)	(0.37%)	(0.17%)	(0.43%)	(0.44%)	(0.14%)	nm	nm	nm

For the notes to this table, refer to page 19.

NatWest Group – Form 6-K Interim Results 2020	16

Segment performance

		Quarter ended 30 June 2020
								Central	Total
		UK Personal	Ulster	Commercial	Private	RBS	NatWest	items &	NatWest
		Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	Group
		£m	£m	£m	£m	£m	£m	£m	£m
	Income statement
	Net interest income	975	97	696	124	90	6	(78)	1,910
	Other non-interest income	60	23	299	67	25	369	25	868
	Own credit adjustments	-	-	-	-	-	(102)	-	(102)
	Total income	1,035	120	995	191	115	273	(53)	2,676
Direct expenses	- staff costs	(139)	(52)	(176)	(46)	(33)	(159)	(272)	(877)
	- other costs	(45)	(18)	(71)	(23)	(13)	(37)	(577)	(784)
Indirect expenses		(393)	(46)	(324)	(54)	(15)	(75)	907	-
Strategic costs (2)	- direct	(1)	(3)	-	-	(2)	(86)	(241)	(333)
	- indirect	(69)	(4)	(34)	(5)	(2)	(8)	122	-
	Litigation and conduct costs (2)	101	1	(6)	(1)	-	-	(10)	85
	Operating expenses	(546)	(122)	(611)	(129)	(65)	(365)	(71)	(1,909)
	Operating profit/(loss) before impairment losses	489	(2)	384	62	50	(92)	(124)	767
	Impairment losses	(360)	(216)	(1,355)	(27)	(31)	(45)	(22)	(2,056)
	Operating profit/(loss)	129	(218)	(971)	35	19	(137)	(146)	(1,289)
	Additional information
	Return on equity (2)	5.7%	(44.5%)	(32.5%)	6.6%	4.3%	(7.1%)	nm	(12.4%)
	Cost:income ratio (2)	52.8%	101.7%	59.9%	67.5%	56.5%	133.7%	nm	70.9%
	Total assets (£bn)	187.1	27.6	186.0	23.9	31.5	303.8	47.0	806.9
	Funded assets (£bn)	187.1	27.6	186.0	23.9	31.5	122.9	44.5	623.5
	Net loans to customers - amortised cost (£bn)	164.5	18.7	112.0	16.0	12.7	11.4	17.0	352.3
	Loan impairment rate (2)	87bps	441bps	472bps	67bps	97bps	nm	nm	229bps
	Impairment provisions (£bn)	(1.9)	(0.9)	(3.0)	(0.1)	-	(0.2)	-	(6.1)
	Impairment provisions - Stage 3 (£bn)	(0.9)	(0.6)	(1.2)	-	-	(0.1)	-	(2.8)
	Customer deposits (£bn)	161.0	20.0	159.6	29.8	29.5	5.5	2.9	408.3
	Risk-weighted assets (RWAs) (£bn)	36.7	12.8	78.3	10.4	6.8	35.1	1.4	181.5
	RWA equivalent (RWAe) (£bn)	36.7	12.8	78.4	10.4	6.9	37.2	1.5	183.9
	Employee numbers (FTEs - thousands)	17.5	2.8	10.2	2.0	1.8	5.0	23.4	62.7
	Average interest earning assets (£bn)	179.8	26.4	164.6	23.3	31.5	39.9	nm	497.4
	Net interest margin	2.18%	1.48%	1.70%	2.14%	1.15%	0.06%	nm	1.54%
	Third party customer asset rate (3)	2.86%	2.27%	2.70%	2.52%	2.58%	nm	nm	nm
	Third party customer funding rate (3)	(0.20%)	(0.12%)	(0.33%)	(0.13%)	(0.01%)	nm	nm	nm

For the notes to this table, refer to page 19.

NatWest Group – Form 6-K Interim Results 2020	17

Segment performance

		Quarter ended 31 March 2020
								Central	Total
		UK Personal	Ulster	Commercial	Private	RBS	NatWest	items &	NatWest
		Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	Group
		£m	£m	£m	£m	£m	£m	£m	£m
	Income statement
	Net interest income	1,007	97	674	127	111	(40)	(34)	1,942
	Other non-interest income	143	32	334	74	33	428	21	1,065
	Own credit adjustments	-	-	-	-	-	155	-	155
	Total income	1,150	129	1,008	201	144	543	(13)	3,162
Direct expenses	- staff costs	(141)	(48)	(184)	(47)	(32)	(167)	(300)	(919)
	- other costs	(59)	(24)	(78)	(24)	(14)	(57)	(539)	(795)
Indirect expenses		(392)	(46)	(306)	(47)	(14)	(74)	879	-
Strategic costs (2)	- direct	-	(1)	(5)	-	(1)	(34)	(90)	(131)
	- indirect	(34)	(4)	(36)	(5)	(3)	(8)	90	-
	Litigation and conduct costs (2)	97	-	(1)	-	3	(2)	(93)	4
	Operating expenses	(529)	(123)	(610)	(123)	(61)	(342)	(53)	(1,841)
	Operating profit/(loss) before impairment (losses)/releases	621	6	398	78	83	201	(66)	1,321
	Impairment (losses)/releases	(297)	(27)	(435)	(29)	(15)	5	(4)	(802)
	Operating profit/(loss)	324	(21)	(37)	49	68	206	(70)	519
	Additional information
	Return on equity (2)	15.5%	(4.2%)	(2.5%)	9.8%	19.4%	8.7%	nm	3.6%
	Cost:income ratio (2)	46.0%	95.3%	59.1%	61.2%	42.4%	63.0%	nm	57.7%
	Total assets (£bn)	186.3	26.3	178.3	23.4	33.2	335.7	34.4	817.6
	Funded assets (£bn)	186.3	26.3	178.3	23.4	33.2	129.6	31.8	608.9
	Net loans to customers - amortised cost (£bn)	163.7	18.7	109.2	15.8	13.6	12.2	18.1	351.3
	Loan impairment rate (2)	72bps	56bps	157bps	73bps	44bps	nm	nm	90bps
	Impairment provisions (£bn)	(1.6)	(0.7)	(1.7)	(0.1)	-	(0.1)	-	(4.2)
	Impairment provisions - Stage 3 (£bn)	(0.9)	(0.6)	(1.0)	-	-	(0.1)	-	(2.6)
	Customer deposits (£bn)	152.8	19.3	143.9	29.0	32.3	5.7	1.8	384.8
	Risk-weighted assets (RWAs) (£bn)	38.2	12.7	76.9	10.3	6.8	38.9	1.4	185.2
	RWA equivalent (RWAe) (£bn)	38.2	12.7	77.0	10.3	7.1	42.2	1.7	189.2
	Employee numbers (FTEs - thousands)	17.8	2.9	10.0	2.0	1.8	5.1	23.6	63.2
	Average interest earning assets (£bn)	177.4	24.9	148.4	22.7	30.9	36.1	nm	458.5
	Net interest margin	2.28%	1.56%	1.83%	2.25%	1.45%	(0.45%)	nm	1.70%
	Third party customer asset rate (3)	3.06%	2.28%	3.03%	2.77%	2.79%	nm	nm	nm
	Third party customer funding rate (3)	(0.37%)	(0.13%)	(0.42%)	(0.38%)	(0.11%)	nm	nm	nm

	For the notes to this table, refer to page 19.

NatWest Group – Form 6-K Interim Results 2020	18

Segment performance

		Quarter ended 30 June 2019
								Central	Total
		UK Personal	Ulster	Commercial	Private	RBS	NatWest	items &	NatWest
		Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	Group
		£m	£m	£m	£m	£m	£m	£m	£m
	Income statement
	Net interest income	1,032	102	716	129	125	(91)	(42)	1,971
	Other non-interest income	170	35	367	62	34	338	71	1,077
	Own credit adjustments	-	1	-	-	-	(5)	1	(3)
	Strategic disposals	-	-	-	-	-	444	591	1,035
	Total income	1,202	138	1,083	191	159	686	621	4,080
Direct expenses	- staff costs	(148)	(53)	(175)	(41)	(31)	(176)	(281)	(905)
	- other costs	(77)	(22)	(80)	(17)	(10)	(38)	(524)	(768)
Indirect expenses		(317)	(42)	(269)	(45)	(13)	(76)	762	-
Strategic costs (2)	- direct	4	(4)	(12)	-	(3)	(31)	(388)	(434)
	- indirect	(49)	(5)	(50)	(10)	(3)	(17)	134	-
	Litigation and conduct costs (2)	(7)	(19)	(36)	(2)	-	(6)	15	(55)
	Operating expenses	(594)	(145)	(622)	(115)	(60)	(344)	(282)	(2,162)
	Operating profit/(loss) before impairment (losses)/releases	608	(7)	461	76	99	342	339	1,918
	Impairment (losses)/releases	(69)	10	(197)	(1)	2	20	(2)	(237)
	Operating profit	539	3	264	75	101	362	337	1681
	Additional information
	Return on equity (2)	26.5%	0.6%	6.2%	15.9%	30.8%	4.4%	nm	15.8%
	Cost:income ratio (2)	49.4%	105.1%	56.1%	60.2%	37.7%	50.1%	nm	52.6%
	Total assets (£bn)	173.9	26.4	165.6	21.9	30.4	278.9	32.8	729.9
	Funded assets (£bn)	173.9	26.4	165.6	21.9	30.4	133.4	32.7	584.3
	Net loans to customers - amortised cost (£bn)	151.9	19.0	101.4	14.7	13.6	9.3	0.7	310.6
	Loan impairment rate (2)	18bps	(20)bps	77bps	3bps	(6)bps	nm	nm	30bps
	Impairment provisions (£bn)	(1.3)	(0.9)	(1.3)	-	-	(0.2)	-	(3.7)
	Impairment provisions - Stage 3 (£bn)	(0.8)	(0.8)	(1.0)	-	-	(0.2)	-	(2.8)
	Customer deposits (£bn)	147.5	19.0	133.4	28.0	28.1	2.8	2.8	361.6
	Risk-weighted assets (RWAs) (£bn)	37.0	14.2	77.8	9.7	6.9	41.4	1.5	188.5
	RWA equivalent (RWAe) (£bn)	38.1	14.5	79.3	9.7	7.0	46.1	1.8	196.5
	Employee numbers (FTEs - thousands)	19.3	3.1	10.4	1.9	1.8	5.0	25.1	66.6
	Average interest earning assets (£bn)	164.8	25.3	146.1	21.2	29.8	34.4	nm	444.8
	Net interest margin	2.51%	1.62%	1.97%	2.44%	1.68%	(1.05%)	nm	1.78%
	Third party customer asset rate (3)	3.25%	2.29%	3.18%	2.89%	1.79%	nm	nm	nm
	Third party customer funding rate (3)	(0.38%)	(0.15%)	(0.42%)	(0.45%)	(0.13%)	nm	nm	nm

Notes:

(1)        Central items & other includes unallocated transactions, including volatile items under IFRS, items related to the Alawwal bank merger (2019 only)  and RMBS related items

(2)        Refer to the Appendix for details of basis of preparation and reconciliation of non-IFRS performance measures where relevant.

(3)        Ulster Bank Ireland DAC (UBI DAC) and RBS International manage their funding and liquidity requirements locally. Their liquidity asset portfolios and non-customer related funding sources are included within their net interest margin, but excluded from their third party asset and liability rates.

NatWest Group – Form 6-K Interim Results 2020	19

Capital and risk management

Capital, liquidity and funding risk

Introduction

The economic impact of the Covid-19 pandemic was significant. While liquidity, capital and funding were closely monitored throughout, NatWest Group benefited from its strong positions – particularly in relation to CET1 – going into the crisis. Prudent risk management continues to be important as the full economic effects of the global pandemic unfold.

Key developments

•

The CET1 ratio increased by 100 basis points to 17.2% primarily due to the release of £1.3 billion following the cancellation of the proposed 2019 dividend payments and associated pension contribution in Q1 2020, as announced by the Board in response to Covid-19. The attributable loss in the period was £705 million however the IFRS 9 transitional arrangements on expected credit losses provided relief of £1,578 million.

•

RWAs increased by £2.3 billion in H1 2020. Credit Risk RWAs increased by £4.7 billion largely due to increased utilisation of existing facilities, new lending under the Government lending initiatives and revision of risk parameters in Commercial Banking. There were offsetting credit risk reductions in UK Personal Banking and NatWest Markets segments. Market Risk RWAs decreased by £1.5 billion, primarily reflecting movements in risks-not-in-VaR (RNIV) and Incremental Risk Charge (IRC) as well as a reduction in non-modelled market risk during the period.

•	The CRR leverage ratio remained as 5.1% due to an increase in Tier 1 capital being offset by increases in balance sheet exposures.
•	The total loss absorbing capital ratio of 36.8% is above the Bank of England (BOE) requirement of 21.9% at 1 January 2020, including CRDIV combined buffer requirements.
•

In the first half of 2020, NatWest Group plc issued $1.6 billion (£1.3 billion) new MREL eligible senior debt, $1.5 billion (£1.2 billion) of AT1 and £1.0 billion Tier 2 securities. NatWest Group plc made a redemption announcement on $2 billion (£1.3 billion) AT1 in June 2020 which have been excluded from capital and will be redeemed in August 2020. CET1 reduced by £345 million due to the FX impact on the redemption announcement. In subsidiaries, a £1.25 billion covered bond from National Westminster Bank Plc matured and NatWest Markets Plc issued two benchmark transactions, in the form of a €1.0 billion five-year fixed rate EMTN and a $1.0 billion three-year fixed rate US Rule 144A programme issuance.

•

NatWest Group participation in the BOE Term Funding Scheme (TFS) reduced by £5 billion and the Group drew down £5 billion under the BOE Term Funding Scheme with additional incentives for Small and Medium-sized Enterprises (TFSME) during H1 2020.

•	UBI DAC borrowed €3.1 billion from the European Central Bank (ECB) Targeted longer-term refinancing operation (TLTRO 3) and repaid €2.0 billion of TLTRO 2.
•

H1 2020 published LCR ratio of 166% is 14% higher than FY 2019 driven by increased deposits in NatWest Holdings Limited and Treasury issuance including AT1, Tier 2 and MREL, partially offset by NatWest Holdings Limited lending growth driven by mortgages and government schemes lending.

•	The net stable funding ratio was at 144% compared to 141% for FY 2019. The increase is mainly due to deposits growth.

NatWest Group – Form 6-K Interim Results 2020	20

Capital and risk management

Capital, liquidity and funding risk continued

In response to the Covid-19 pandemic, a number of relief measures to alleviate the financial stability impact have been announced and recommended by regulatory and supervisory bodies. One significant announcement was on 26 June when the European Parliament passed an amended regulation to the CRR in response to the Covid-19 pandemic (“the CRR Covid-19 amendment”); NatWest Group has applied a number of the CRR amendments for H1 2020 reporting. The impact on capital and leverage of the CRR amendment and other relief measures are set out below.

•

IFRS 9 Transition – NatWest Group has elected to take advantage of the transitional regulatory capital rules in respect of expected credit losses following the adoption of IFRS 9; it had previously had a negligible impact up to Q4 2019. The CRR Covid-19 amendment now requires a full CET1 addback for the movement in stage 1 and stage 2 ECL from 1 January 2020 for the next two years. The IFRS 9 transitional arrangement impact on NatWest Group CET1 regulatory capital at 30 June 2020 is £1.6 billion.

•

UK Leverage exposure – The Prudential Regulation Authority (PRA) announced the ability for firms to apply for a modification by consent to permit the netting of regular-way purchase and sales settlement balances. The PRA also offered a further modification that gave an exclusion from the UK Leverage Exposure for Bounce Back Loans (BBL) and other 100% guaranteed government Covid-19 lending schemes.  The NatWest Group has received permission to apply these and it has reduced the UK leverage exposure by approximately £6.9 billion and £5.2 billion respectively.

•

CRR Leverage exposure – The CRR Covid-19 amendment accelerated a change in CRR2 to allow the netting of regular-way purchase and sales settlement balances. The NatWest Group has applied this and it has reduced the CRR leverage exposure by approximately £6.9 billion.

•

Infrastructure and SME RWA supporting factors – The CRR Covid-19 amendment allowed an acceleration of the planned changes to the SME supporting factor and the introduction of an Infrastructure supporting factor, with these now being applicable with immediate effect. NatWest Group intends to implement these beneficial changes which will reduce RWAs but has not yet concluded the required operational change project to implement.

•

Prudential Valuation Adjustment (PVA) – The European Commission amended the prudent valuation Regulatory Technical Standard such that, due to the exceptional levels of market volatility, the aggregation factor was increased from 50% to 66% until 31 December 2020. This has reduced NatWest Group’s PVA deduction by approximately £100 million.

•

Market Risk Value-at-risk (VaR) model capital multiplier – The PRA and De Nederlandsche Bank (DNB) have announced temporary approaches in relation to the exceptional levels of market volatility which has resulted in an increase in VaR model back testing exceptions in NatWest Markets Plc and NatWest Markets N.V.. Under the PRA temporary approach, capital multiplier increases due to new back testing exceptions which have resulted in an increase in capital requirements can be offset through a commensurate reduction in RNIV capital requirements. Under the DNB approach, back testing exceptions have been allowed to be excluded from the capital multiplier. The PRA approach resulted in approximately £2,300 million benefit and the DNB approach a benefit of approximately €100 million.

•

Capital buffers – Many countries have recently announced reductions in their countercyclical capital buffer rates in response to Covid-19. Most notably for NatWest Group, the Financial Policy Committee reduced the UK rate from 1% to 0% effective from 11 March 2020. The CBI also announced a reduction of the Republic of Ireland rate from 1% to 0% effective from 1 April 2020.

NatWest Group – Form 6-K Interim Results 2020	21

Capital and risk management

Capital, liquidity and funding risk continued

Maximum Distributable Amount (MDA) and Minimum Capital Requirements

NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET 1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments, known as the MDA. Note that different capital requirements apply to individual legal entities or sub-groups and that the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both our minimum requirements and our MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	1.9%	2.6%	3.4%
Minimum Capital Requirements	6.4%	8.6%	11.4%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	0.0%	0.0%	0.0%
G-SIB buffer (2)	-	-	-
MDA Threshold	8.9%	na	na
Subtotal (3)	8.9%	11.1%	13.9%
Capital ratios at 30 June 2020	17.2%	19.4%	22.5%
Headroom (4)	8.3%	8.3%	8.6%

Notes:

(1)

Many countries have recently announced reductions in their countercyclical capital buffer rates in response to Covid-19. Most notably for NatWest Group, the Financial Policy Committee reduced the UK rate from 1% to 0% effective from 11 March 2020. The CBI also announced a reduction of the Republic of Ireland rate from 1% to 0% effective from 1 April 2020.

(2)	In November 2018 the Financial Stability Board announced that NatWest Group is no longer a G-SIB. From 1 January 2020, NatWest Group was released from this global buffer requirement.
(3)

The prevailing combined buffer requirements for NatWest Group equate to the aggregate of the capital conservation buffer and countercyclical buffer. 8.9% CET1 represents the MDA threshold for NatWest Group.

(4)	The headroom does not reflect excess distributable capital and may vary over time.

NatWest Group – Form 6-K Interim Results 2020	22

Capital and risk management

Capital, liquidity and funding risk continued

Capital and leverage ratios

The table below sets out the key capital and leverage ratios.

	CRR basis (1)
	30 June	31 December
Capital adequacy ratios	2020	2019
CET1 (%)	17.2	16.2
Tier 1 (%)	19.4	18.5
Total (%)	22.5	21.2

Capital	£m	£m
Tangible equity	32,006	32,371

Expected loss less impairment provisions	-	(167)
Prudential valuation adjustment	(370)	(431)
Deferred tax assets	(844)	(757)
Own credit adjustments	(244)	(118)
Pension fund assets	(588)	(474)
Cash flow hedging reserve	(341)	(35)
Foreseeable ordinary and special dividends	-	(968)
Foreseeable charges	-	(365)
Adjustments under IFRS 9 transitional arrangements	1,578	-
Other deductions	-	(2)
Total deductions	(809)	(3,317)

CET1 capital	31,197	29,054
AT1 capital	3,990	4,051
Tier 1 capital	35,187	33,105
Tier 2 capital	5,596	4,900

Total regulatory capital	40,783	38,005

Risk-weighted assets
Credit risk	135,700	131,000
Counterparty credit risk	12,400	12,600
Market risk	11,500	13,000
Operational risk	21,900	22,600
Total RWAs	181,500	179,200

Leverage
Cash and balances at central banks	100,300	77,900
Trading assets	72,400	76,700
Derivatives	183,400	150,000
Financial assets	428,100	399,100
Other assets	22,700	19,300
Total assets	806,900	723,000

Derivatives
- netting and variation margin	(194,400)	(157,800)
- potential future exposures	44,000	43,000
Securities financing transactions gross up	1,300	2,200
Other off balance sheet items	43,500	42,500
Regulatory deductions and other adjustments	(14,600)	(9,000)
CRR leverage exposure	686,700	643,900

CRR leverage ratio % (2)	5.1	5.1

UK leverage exposure	585,100	570,300
UK leverage ratio % (3)	6.0	5.8

Notes:

(1)        Based on CRR end point including the IFRS 9 transitional adjustment of £1.6 billion. Excluding this adjustment, the CET 1 ratio would be 16.3%.

(2)        Presented on CRR end point Tier 1 capital (including IFRS 9 transitional adjustment) and leverage exposure under the CRR Delegated Act. Excluding the IFRS 9 transitional adjustment, the leverage ratio would be 4.9%.

(3)        Presented on CRR end point Tier 1 capital (including IFRS 9 transitional adjustment). The UK leverage ratio excludes central bank claims from the leverage exposure where deposits held are denominated in the same currency and of contractual maturity that is equal or longer than that of the central bank claims. Excluding the IFRS 9 transitional adjustment, the UK leverage ratio would be 5.8%.

NatWest Group – Form 6-K Interim Results 2020	23

Capital and risk management

Capital, liquidity and funding risk continued

Capital flow statement

The table below analyses the movement in CET1, AT1 and Tier 2 capital for the half year ended 30 June 2020.

	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 1 January 2020	29,054	4,051	4,900	38,005
Attributable loss for the period	(705)	-	-	(705)
Own credit	(126)	-	-	(126)
Share capital and reserve movements in respect of employee share schemes	(46)	-	-	(46)
Foreign exchange reserve	466	-	-	466
FVOCI reserves	(218)	-	-	(218)
Goodwill and intangibles deduction	20	-	-	20
Deferred tax assets	(87)	-	-	(87)
Prudential valuation adjustments	61	-	-	61
Expected loss less impairment	167	-	-	167
New issues of capital instruments	-	1,216	1,000	2,216
Redemption of capital instruments	-	(1,277)	-	(1,277)
Net dated subordinated debt/grandfathered instruments	-	-	(756)	(756)
Foreign exchange movements	(355)	-	452	97
Foreseeable ordinary and special dividends	968	-	-	968
Foreseeable charges	365	-	-	365
Adjustment under IFRS 9 transitional arrangements	1,578	-	-	1,578
Other movements	55	-	-	55
At 30 June 2020	31,197	3,990	5,596	40,783

Key points

•

NatWest Group has elected to take advantage of the transitional regulatory capital rules in respect of expected credit losses following the adoption of IFRS 9, it had previously had a negligible impact up to Q4 2019. The CRR Covid-19 amendment now requires a full CET1 addback for the movement in stage 1 and stage 2 ECL from 1 January 2020 for the next two years. The IFRS9 transitional arrangement impact on NatWest Group CET1 regulatory capital at 30 June 2020 is £1.6 billion.

•	Foreign exchange movements include a £345 million charge, in relation to a $2 billion AT1 redemption announcement on 28 June 2020.

Risk-weighted assets

The table below analyses the movement in RWAs during the half year, by key drivers.

		Counterparty		Operational
	Credit risk	credit risk	Market risk	risk	Total
	£bn	£bn	£bn	£bn	£bn
At 1 January 2020	131.0	12.6	13.0	22.6	179.2
Foreign exchange movement	2.1	0.4	-	-	2.5
Business movement	2.8	(0.6)	1.0	(0.7)	2.5
Risk parameter changes (1)	(0.6)	-	-	-	(0.6)
Methodology changes (2)	0.3	-	(0.1)	-	0.2
Model updates	0.1	-	-	-	0.1
Other movements (3)	-	-	(2.4)	-	(2.4)
At 30 June 2020	135.7	12.4	11.5	21.9	181.5

The table below analyses segmental RWAs.

	UK Personal	Ulster	Commercial	Private		NatWest	Central
	Banking	Bank RoI	Banking	Banking	RBSI	Markets	items & other	Total
Total RWAs	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
At 1 January 2020	37.8	13.0	72.5	10.1	6.5	37.9	1.4	179.2
Foreign exchange movement	-	0.7	0.8	-	0.1	0.9	-	2.5
Business movement	(0.3)	(0.5)	4.5	0.3	0.2	(1.4)	(0.3)	2.5
Risk parameter changes (1)	(0.8)	(0.6)	0.6	-	-	0.2	-	(0.6)
Methodology changes (2)	-	-	(0.3)	-	-	0.2	0.3	0.2
Model updates	-	0.2	(0.1)	-	-	-	-	0.1
Other movements (3)	-	-	0.3	-	-	(2.7)	-	(2.4)
At 30 June 2020	36.7	12.8	78.3	10.4	6.8	35.1	1.4	181.5

Credit risk	29.1	11.7	69.5	9.1	5.8	9.1	1.4	135.7
Counterparty credit risk	0.1	-	0.2	0.1	-	12.0	-	12.4
Market risk	0.1	0.1	0.1	-	-	11.2	-	11.5
Operational risk	7.4	1.0	8.5	1.2	1.0	2.8	-	21.9
Total RWAs	36.7	12.8	78.3	10.4	6.8	35.1	1.4	181.5

Notes:

(1)

Risk parameter changes relate to changes in credit quality metrics of customers and counterparties (such as probability of default and loss given default) as well as internal ratings based model changes relating to counterparty credit risk in line with European Banking Authority Pillar 3 Guidelines.

(2)	The new securitisation framework has been fully implemented from 1 January 2020 and all positions have moved to the new framework.
(3)

The decrease in Other movements reflects the temporary reduction permitted by the PRA to offset the impact of multiplier increases (included in Business movement). The offset covers all metrics affected by the multiplier increase, including CVAs. Other movements also reflect transfers between segments, primarily reflecting a transfer of Insurance related assets from NatWest Markets to Commercial Banking.

NatWest Group – Form 6-K Interim Results 2020	24

Capital and risk management

Capital, liquidity and funding risk continued

Key point

•          RWAs increased by £2.3 billion in H1 2020, mainly reflecting increases in credit risk of £4.7 billion. There were offsetting decreases in market risk by £1.5 billion, operational risk by £0.7 billion and counterparty credit risk by £0.2 billion. The increase in credit risk RWAs primarily reflected increases in Commercial Banking due to drawdowns on existing facilities, new lending under the Government lending initiatives and deterioration of risk parameters. There were offsetting credit risk reductions in Personal Banking mainly due to revision of risk parameters as well as in the NatWest Markets segment in line with business strategy.  Market Risk RWAs decreased by £1.5 billion, primarily reflecting movements in RNIVs and IRC as well as a reduction in non-modelled market risk during the period.

Credit risk exposure at default (EAD) and risk-weighted assets (RWAs)

The table below analyses credit risk RWAs and EADs, by on and off balance sheet.

		UK Personal	Ulster	Commercial	Private	RBS	NatWest	Central items
		Banking	Bank RoI	Banking	Banking	International	Markets	& other	Total
30 June 2020		£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
EAD	On balance sheet	235.6	28.3	152.6	21.4	31.1	40.7	0.7	510.4
	Off balance sheet	27.2	2.2	29.9	0.3	4.8	6.2	0.4	71.0
	Total	262.8	30.5	182.5	21.7	35.9	46.9	1.1	581.4

RWAs	On balance sheet	26.4	10.6	56.3	8.9	4.5	7.0	1.3	115.0
	Off balance sheet	2.7	1.1	13.2	0.2	1.3	2.1	0.1	20.7
	Total	29.1	11.7	69.5	9.1	5.8	9.1	1.4	135.7

31 December 2019
EAD	On balance sheet	221.8	26.0	131.4	20.3	31.7	35.4	0.7	467.3
	Off balance sheet	30.2	2.2	27.2	0.3	3.3	7.5	0.4	71.1
	Total	252.0	28.2	158.6	20.6	35.0	42.9	1.1	538.4

RWAs	On balance sheet	27.1	10.8	50.8	8.7	4.7	6.4	1.3	109.8
	Off balance sheet	3.1	1.1	12.5	0.2	1.0	3.2	0.1	21.2
	Total	30.2	11.9	63.3	8.9	5.7	9.6	1.4	131.0

Capital resources

	PRA transitional basis
	30 June	31 December
	2020	2019
	£m	£m
Shareholders’ equity (excluding non-controlling interests)
Shareholders’ equity	43,103	43,547
Preference shares - equity	(494)	(496)
Other equity instruments	(4,001)	(4,058)
	38,608	38,993
Regulatory adjustments and deductions
Own credit	(244)	(118)
Defined benefit pension fund adjustment	(588)	(474)
Cash flow hedging reserve	(341)	(35)
Deferred tax assets	(844)	(757)
Prudential valuation adjustments	(370)	(431)
Goodwill and other intangible assets	(6,602)	(6,622)
Expected losses less impairments	-	(167)
Foreseeable ordinary and special dividends	-	(968)
Foreseeable charges	-	(365)
Adjustment under IFRS9 transition arrangements	1,578	-
Other regulatory adjustments	-	(2)
	(7,411)	(9,939)
CET1 capital	31,197	29,054

Additional Tier (AT1) capital
Qualifying instruments and related share premium	3,990	4,051
Qualifying instruments and related share premium to phase out	1,424	1,366
Qualifying instruments issued by subsidiaries and held by third parties subject to phase out	140	140
AT1 capital	5,554	5,557
Tier 1 capital	36,751	34,611

Qualifying Tier 2 capital
Qualifying instruments and related share premium	5,588	4,867
Qualifying instruments issued by subsidiaries and held by third parties	1,348	1,345

Tier 2 capital	6,936	6,212
Total regulatory capital	43,687	40,823

NatWest Group – Form 6-K Interim Results 2020	25

Capital and risk management

Capital, liquidity and funding risk continued

Loss absorbing capital

The following table illustrates the components of estimated loss absorbing capital (LAC) in NatWest Group plc and operating subsidiaries and includes external issuances only. The table is prepared on a transitional basis, including the benefit of regulatory capital instruments issued from operating companies, to the extent they meet the current MREL criteria.

	30 June 2020				31 December 2019
		Balance				Balance
	Par	sheet	Regulatory	LAC	Par	sheet	Regulatory	LAC
	value (1)	value	value (2)	value (3)	value (1)	value	value (2)	value (3)
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
CET1 capital (4)	31.2	31.2	31.2	31.2	29.1	29.1	29.1	29.1

Tier 1 capital: end-point CRR compliant AT1
of which: NatWest Group (holdco)	4.0	4.0	4.0	4.0	4.0	4.0	4.0	4.0

of which: NatWest Group operating subsidiaries (opcos)	-	-	-	-	-	-	-	-
	4.0	4.0	4.0	4.0	4.0	4.0	4.0	4.0
Tier 1 capital: end-point CRR non compliant
of which: holdco	1.5	1.7	1.5	0.5	1.4	1.6	1.4	0.5
of which: opcos	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
	1.6	1.8	1.6	0.6	1.5	1.7	1.5	0.6
Tier 2 capital: end-point CRR compliant
of which: holdco	9.3	9.7	5.5	6.2	6.2	6.4	4,8	4.7
of which: opcos	0.5	0.5	0.1	0.4	0.5	0.5	0.1	0.4
	9.8	10.2	5.6	6.6	6.7	6.9	4.9	5.1
Tier 2 capital: end-point CRR non compliant
of which: holdco	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
of which: opcos	1.6	1.9	1.2	1.7	1.6	1.8	1.2	1.6
	1.7	2.0	1.3	1.8	1.7	1.9	1.3	1.7
Senior unsecured debt securities issued by:
NatWest Group holdco	21.0	22.5	-	22.5	18.6	19.2	-	19.2
NatWest Group opcos	22.5	23.0	-	-	21.1	20.7	-	-
	43.5	45.5	-	22.5	39.7	39.9	-	19.2
Total	91.8	94.7	43.7	66.7	82.7	83.5	40.8	59.7

RWAs				181.5				179.2
UK leverage exposure				585.1				570.3

LAC as a ratio of RWAs				36.8%				33.3%
LAC as a ratio of UK leverage exposure				11.4%				10.5%

Notes:

(1)	Par value reflects the nominal value of securities issued.
(2)	Regulatory capital instruments issued from operating companies are included in the transitional LAC calculation, to the extent they meet the current MREL criteria.
(3)

LAC value reflects NatWest Group’s interpretation of the Bank of England’s approach to setting a minimum requirement for own funds and eligible liabilities (MREL), published in June 2018. MREL policy and requirements remain subject to further potential development, as such NatWest Group estimated position remains subject to potential change. Liabilities excluded from LAC include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the MREL criteria. The LAC calculation includes eligible Tier 1 and Tier 2 securities before the application of any regulatory caps or adjustments.

(4)	Corresponding shareholders’ equity was £43.1 billion (2019 - £43.5 billion).
(5)	Regulatory amounts reported for AT1, Tier 1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.
(6)

NatWest Group is no longer recognised as a G-SII from 1 January 2020 and is therefore not subject to the CRR MREL requirement as of this date which references CRR2 leverage exposure. To aid comparison the leverage exposure, and resulting ratio, is disclosed according to the BoE leverage framework for all time periods.

NatWest Group – Form 6-K Interim Results 2020	26

Capital and risk management

Capital, liquidity and funding risk continued

Loss absorbing capital

The following table illustrates the components of the stock of outstanding issuance in NatWest Group and its operating subsidiaries including external and Internal issuances.

			NatWest					NatWest	NWM
		NatWest	Holdings	NWB	RBS	UBI	NWM	Markets	Securities	RBSI
		Group plc	Limited	Plc	plc	DAC	Plc	N.V.	Inc.	Limited
		£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Tier 1 (Inclusive of AT1)	Externally issued	5.8	-	0.1	-	-	-	-	-	-
Tier 1 (Inclusive of AT1)	Internally issued	-	3.7	2.4	1.0	-	1.1	0.2	-	0.3
		5.8	3.7	2.5	1.0	-	1.1	0.2	-	0.3
Tier 2	Externally issued	9.8	-	1.2	-	0.1	0.6	0.6	-	-
Tier 2	Internally issued	0.0	5.4	3.5	1.6	0.5	2.0	0.1	0.3	-
		9.8	5.4	4.7	1.6	0.6	2.6	0.7	0.3	-
Senior unsecured	Externally issued	22.5	-	-	-	-	-	-	-	-
Senior unsecured	Internally issued	-	9.8	4.4	0.4	0.5	5.6	-	-	-
		22.5	9.8	4.4	0.4	0.5	5.6	-	-	-
Total outstanding issuance		38.1	18.9	11.6	3.0	1.1	9.3	0.9	0.3	0.3

Notes:

(1)

The balances are the IFRS balance sheet carrying amounts, which may differ from the amount which the instrument contributes to regulatory capital. Regulatory balances exclude, for example, issuance costs and fair value movements, while dated capital is required to be amortised on a straight-line basis over the final five years of maturity.

(2)	Balance sheet amounts reported for AT1, Tier 1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.
(3)

Internal issuance for NWB plc, The Royal Bank of Scotland plc (RBS plc) and UBI DAC represents AT1, Tier 2 or Senior unsecured issuance to NatWest Holdings Limited (NWH Limited) and for NWM N.V. and NWM SI to NWM Plc.

(4)	Senior unsecured debt category does not include CP, CD and short term/medium notes issued from NatWest Group operating subsidiaries.
(5)	Tier 1 (inclusive of AT1) category does not include CET 1 numbers.

Funding sources

The table below shows the carrying values of the principal funding sources based on contractual maturity. Balance sheet captions include balances held at all classifications under IFRS 9.

	30 June 2020			31 December 2019
	Short-term	Long-term		Short-term	Long-term
	less than	more than		less than	more than
	1 year	1 year	Total	1 year	1 year	Total
	£m	£m	£m	£m	£m	£m
Bank deposits
Repos	627	-	627	2,598	-	2,598
Other bank deposits (1)	6,706	13,786	20,492	6,688	11,207	17,895
	7,333	13,786	21,119	9,286	11,207	20,493
Customer deposits
Repos	1,337	-	1,337	1,765	-	1,765
Non-bank financial institutions	54,015	146	54,161	48,759	352	49,111
Personal	196,312	904	197,216	183,124	1,210	184,334
Corporate	155,460	94	155,554	133,450	587	134,037
	407,124	1,144	408,268	367,098	2,149	369,247
Trading liabilities (2)
Repos (3)	23,767	-	23,767	27,885	-	27,885
Derivative collateral	27,139	-	27,139	21,509	-	21,509
Other bank customer deposits	1,111	981	2,092	710	896	1,606
Debt securities in issue - Medium term notes	829	1,255	2,084	659	1,103	1,762
	52,846	2,236	55,082	50,763	1,999	52,762
Other financial liabilities
Customer deposits	168	182	350	-	-	-
Debt securities in issue:
Commercial papers and certificates of deposit	6,656	97	6,753	4,272	6	4,278
Medium term notes	4,072	32,585	36,657	4,592	29,262	33,854
Covered bonds	1,907	2,991	4,898	3,051	2,897	5,948
Securitisation	-	1,023	1,023	-	1,140	1,140
	12,803	36,878	49,681	11,915	33,305	45,220
Subordinated liabilities	1,798	11,760	13,558	160	9,819	9,979
Total funding	481,904	65,804	547,708	439,222	58,479	497,701
Of which: available in resolution (4)	-	31,063	31,063	-	26,168	26,168

Notes:

(1)

Includes £5.0 billion (31 December 2019 - £10.0 billion) relating to Term Funding Scheme participation, £5.0 billion (31 December 2019 - nil) relating to participation in the Term Funding Scheme with additional incentives for Small and Medium-Sized Enterprises and £2.8 billion (31 December 2019 - £1.7 billion) relating to NatWest Group’s participation in central bank financing operations under the European Central Bank’s targeted Long-term financing operations.

(2)	Excludes short positions of £20.5 billion (31 December 2019 - £21.2 billion).
(3)

Comprises central & other bank repos of £2.1 billion (31 December 2019 - £6.6 billion), other financial institution repos of £19.4 billion (31 December 2019 - £19.0 billion) and other corporate repos of £2.3 billion (31 December 2019 - £2.3 billion).

(4)

Eligible liabilities (as defined in the Banking Act 2009 as amended from time to time) that meet the eligibility criteria set out in the regulations, rules, policies, guidelines, or statements of the Bank of England including the Statement of Policy published by the Bank of England in June 2018. The balance consists of £22.6 billion (31 December 2019 - £19.2 billion) under debt securities in issue (senior MREL) and £8.5 billion (31 December 2019 - £6.9 billion) under subordinated liabilities.

NatWest Group – Form 6-K Interim Results 2020	27

Capital and risk management

Capital, liquidity and funding risk continued

Liquidity portfolio

The table below shows the liquidity portfolio by product, with primary liquidity aligned to internal stressed outflow coverage and regulatory LCR categorisation. Secondary liquidity comprises assets eligible for discount at central banks, which do not form part of the liquid asset portfolio for LCR or internal stressed outflow purposes.

	Liquidity value
	30 June 2020			31 December 2019
	NatWest	NWH	UK Dol	NatWest	NWH	UK Dol
	Group (1)	Group (2)	Sub (3)	Group (1)	Group (2)	Sub (3)
	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	97,201	67,783	67,783	74,289	51,080	51,080
AAA to AA- rated governments	56,234	44,738	43,334	46,622	35,960	34,585
A+ and lower rated governments	1,040	-	-	1,277	-	-
Government guaranteed issuers, Public sector entities and Government sponsored entities	261	261	96	251	251	90
International Organisations and Multilateral development banks	2,799	2,458	1,994	2,393	2,149	1,717
LCR level 1 bonds	60,334	47,457	45,424	50,543	38,360	36,392
LCR level 1 Assets	157,535	115,240	113,207	124,832	89,440	87,472
LCR level 2 Assets	127	-	-	-	-	-
Non-LCR Eligible Assets	-	-	-	88	-	-
Primary liquidity	157,662	115,240	113,207	124,920	89,440	87,472
Secondary liquidity (4)	84,910	84,427	81,835	74,431	74,187	73,332
Total liquidity value	242,572	199,667	195,042	199,351	163,627	160,804

Notes:

(1)

NatWest Group includes UK DoLSub, NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include The Royal Bank of Scotland International Limited, NWM N.V. and Ulster Bank Ireland DAC who hold managed portfolios that comply with local regulations that may differ from PRA rules.

(2)	NWH Group comprises UK DoLSub & Ulster Bank Ireland DAC who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(3)	UK DoLSub comprises NatWest Group’s four licensed deposit-taking UK banks within the ring-fenced bank: NWB Plc, RBS plc, Coutts & Company and Ulster Bank Limited.
(4)	Comprises assets eligible for discounting at the Bank of England and other central banks.
(5)	Liquidity portfolio table approach has been aligned to the ILAAP methodology with effect from December 2019.
(6)	NatWest Markets Plc liquidity portfolio is reported in the NatWest Markets Plc Company Announcement.

NatWest Group – Form 6-K Interim Results 2020	28

Capital and risk management

Credit risk

Economic loss drivers

Introduction

The portfolio segmentation and selection of economic loss drivers for IFRS 9 follow closely the approach used in stress testing. To enable robust modelling the forecasting models for each portfolio segment (defined by asset class and where relevant, industry sector and region) are based on a selected, small number of economic factors, (typically two to four) that best explain the temporal variations in portfolio loss rates. The process to select economic loss drivers involves empirical analysis and expert judgement.

The most material economic loss drivers for the Personal portfolio include the unemployment rate, house price indices as well as the Bank of England and the European Central Bank base rates. For the Wholesale portfolio, in addition to interest and unemployment rates, national gross domestic product (GDP), stock price indices and world GDP are primary loss drivers.

Economic scenarios

The range of anticipated future economic conditions is described by a set of four internally developed scenarios and their respective probabilities. In a change from previous quarters, two scenarios are used instead of a single base case to describe the central outlook. This reflects increased uncertainty as a result of Covid-19 and the difficulty in identifying a consensus among economic forecasters. Those two central scenarios are complemented by an upside and a downside scenario.

As at 31 December 2019, NatWest Group used five discrete scenarios to characterise the distribution of risks in the economic outlook. In contrast, the four scenarios set out below were deemed appropriate in capturing the uncertainty in economic forecasts and the non-linearity in outcomes under different scenarios. These four scenarios were developed to provide sufficient coverage across potential rises in unemployment, asset price falls and degree of permanent damage to the economy, around which there are pronounced levels of uncertainty at this stage.

The tables and commentary below provide details of the key economic loss drivers under the four scenarios. The average over the five-year horizon (2020 to 2024) for the two central scenarios and upside and downside scenarios used for expected credit loss (ECL) modelling, are set out below. It is compared with the five-year average (2020 to 2024) of the 2019 scenarios.

The scenarios are specified on a quarterly frequency. The extreme points refer to worst four-quarter rate of change for GDP and house price inflation and worst quarterly figures for unemployment.

Five-year average

	30 June 2020				31 December 2019
	Upside	Central 1	Central 2	Downside	Upside 2	Upside 1	Base case	Downside 1	Downside 2
	%	%	%	%	%	%	%	%	%
UK
GDP - change	1.4	1.5	0.6	(0.4)	2.4	2.2	1.6	1.3	0.9
Unemployment	5.1	5.5	7.4	9.9	3.6	3.9	4.4	4.7	5.2
House Price Inflation - change	2.0	1.4	0.5	(4.5)	4.1	3.3	1.6	0.8	(1.0)
Bank of England base rate	0.2	0.2	0.1	(0.2)	1.0	0.7	0.3	-	-
Commercial real estate price - change	(0.5)	(1.2)	(2.3)	(8.6)	2.7	1.7	(0.1)	(1.0)	(3.0)
Republic of Ireland
GDP - change	2.9	2.6	1.8	0.2	3.9	3.6	2.8	2.4	1.9
Unemployment	5.8	6.9	9.3	11.8	3.9	4.3	4.8	5.7	6.9
House Price Inflation - change	2.3	2.2	1.1	(0.9)	5.3	4.7	2.9	2.2	1.0
European Central Bank base rate	-	-	-	-	1.6	0.9	-	-	-

World GDP - change	2.8	2.9	2.0	1.3	3.8	3.3	2.8	2.5	2.1

Probability weight	20.0	35.0	35.0	10.0	12.7	14.8	30.0	29.7	12.7

Note:

(1)

Probability weights for the Republic of Ireland were symmetrical with 15% on the upside and downside. Weightings for Ulster Bank RoI reflect the relative severity of scenarios in a Republic of Ireland context

NatWest Group – Form 6-K Interim Results 2020	29

Capital and risk management

Credit risk continued

Five-year average
GDP - annual growth

	Upside	Central 1	Central 2	Downside		Upside	Central 1	Central 2	Downside
UK	%	%	%	%	Republic of Ireland	%	%	%	%
2020	(8.9)	(14.3)	(14.1)	(16.9)	2020	(8.9)	(10.5)	(16.3)	(20.3)
2021	10.1	15.4	11.2	5.3	2021	14.2	9.9	16.4	5.5
2022	2.7	3.4	2.3	6.4	2022	4.1	6.3	3.6	8.1
2023	1.6	1.6	2.0	1.7	2023	2.6	4.9	3.1	5.3
2024	1.6	1.6	1.6	1.6	2024	2.4	2.4	2.4	2.4

Unemployment rate

	Upside	Central 1	Central 2	Downside		Upside	Central 1	Central 2	Downside
UK	%	%	%	%	Republic of Ireland	%	%	%	%
Q4 2020	7.4	9.2	9.8	14.4	Q4 2020	8.2	9.7	13.2	16.6
Q4 2021	4.8	5.0	7.8	10.9	Q4 2021	5.5	7.3	10.0	13.7
Q4 2022	4.1	4.0	6.7	9.1	Q4 2022	4.7	5.6	8.3	11.0
Q4 2023	4.1	4.0	6.0	7.6	Q4 2023	4.8	5.0	6.9	8.7
Q4 2024	4.1	4.0	5.9	6.9	Q4 2024	4.9	5.1	6.8	8.5

House Price Inflation - annual growth

	Upside	Central 1	Central 2	Downside		Upside	Central 1	Central 2	Downside
UK	%	%	%	%	Republic of Ireland	%	%	%	%
2020	(0.1)	(8.9)	(9.3)	(11.5)	2020	(3.4)	(6.0)	(10.1)	(13.6)
2021	0.6	3.6	(5.1)	(14.9)	2021	(1.6)	(6.8)	(9.8)	(17.3)
2022	2.4	6.4	7.1	0.7	2022	7.2	11.8	11.1	9.7
2023	3.5	3.2	6.4	1.5	2023	5.8	7.9	7.9	9.8
2024	3.8	2.6	3.5	1.6	2024	3.7	4.0	6.5	7.2

Commercial real estate price - annual change

	Upside	Central 1	Central 2	Downside
UK	%	%	%	%
2020	(7.5)	(16.0)	(22.1)	(20.9)
2021	2.2	1.9	(0.7)	(20.3)
2022	1.3	6.3	7.3	(8.1)
2023	0.4	1.5	2.2	3.2
2024	1.0	0.6	1.6	3.2

Extreme points	Worst points
	H1 2020				H2 2019
	Upside	Central 1	Central 2	Downside	Downside 1	Downside 2
UK	%	%	%	%	%	%
GDP (year-on-year)	(17.1)	(27.7)	(26.6)	(28.0)	(0.2)	(1.8)
Unemployment	7.6	9.5	12.0	15.1	4.9	5.5
House Price Inflation (year-on-year)	(0.7)	(13.7)	(14.9)	(20.4)	(3.5)	(8.4)
Commercial real estate price (year-on-year)	(10.2)	(21.2)	(27.2)	(31.0)	(8.2)	(12.6)

	Worst points
	H1 2020				H2 2019
	Upside	Central 1	Central 2	Downside	Downside 1	Downside 2
Republic of Ireland	%	%	%	%	%	%
GDP (year-on-year)	(19.0)	(20.6)	(32.7)	(34.7)	0.5	(2.1)
Unemployment	9.0	14.8	16.9	17.7	5.8	7.3
House Price Inflation (year-on-year)	(8.0)	(15.1)	(22.3)	(30.8)	(2.6)	(8.4)

Probability weightings of scenarios

NatWest Group’s approach to IFRS 9 multiple economic scenarios (MES) involves selecting a suitable set of discrete scenarios to characterise the distribution of risks in the economic outlook and assigning appropriate probability weights.

The scale of the economic impact of Covid-19 and the range of recovery paths necessitates a change of approach to assigning probability weights from that used in recent updates. Previously GDP paths for NatWest Group’s scenarios were compared against a set of 1,000 model runs, following which a percentile in the distribution was established that most closely corresponded to the scenario. This approach does not produce meaningful outcomes in the current circumstances because GDP is highly volatile and highly uncertain.

Instead, NatWest Group has subjectively applied probability weights, reflecting expert views within NatWest Group. The probability weight assignment was judged to present good coverage to the central scenarios and the potential for a far more robust recovery on the upside and exceptionally challenging outcome on the downside. A 20% weighting was applied to the upside scenario, a 35% weighting on each central scenario and a 10% weighting on the downside scenario. NatWest Group judged a downside-biased weighting as placing too much weight on negative outcomes.

NatWest Group – Form 6-K Interim Results 2020	30

Capital and risk management

Credit risk continued

Use of the scenarios in Personal Banking

Personal Banking follows a discrete scenario approach which means that ECL is calculated based on the probability of default (PD) and loss given default (LGD) values that arise directly from the probability weighted averages across all four economic scenarios.

Use of the scenarios in Wholesale Lending

The Wholesale Lending methodology is based on the concept of credit cycle indices (CCI). The CCI represents all relevant economic loss drivers for a region/industry segment aggregated into a single index value describing the loss rate conditions in the respective segment relative to its long run average. That means a CCI value of zero corresponds to loss rates at long-run average levels, a positive CCI value corresponds to loss rates below long-run average levels and a negative CCI value corresponds to loss rates above long-run average levels.

The four economic scenarios outlined above are translated into individual projections of CCIs for each region/industry segment which are then subsequently aggregated into a single central CCI projection by calculating a weighted average according to the given scenario probabilities. The CCI projection for each economic scenario, and by extension the weighted central CCI projection, are overlaid with an additional assumption that after one to two years into the forecast period credit cycle conditions gradually revert to long-run average conditions, i.e. CCI values mean revert to zero.

Finally, ECL is calculated using a Monte Carlo approach by averaging PD and LGD values arising from a large number of CCI paths simulated around the central CCI projection calculated as above.

The rationale for the Wholesale approach, is the long-standing observation that loss rates in Wholesale portfolios tend to follow regular cycles. This allows NatWest Group to enrich the range and depth of future economic conditions embedded in the final ECL beyond what would be obtained from the discrete macro-economic scenarios alone.

Business Banking, while part of the Wholesale segment, for reporting purposes, utilises the Personal Banking rather than the Wholesale Lending methodology.

Covid-19 – estimating ECL in uncertain times

Almost all areas of the global economy, in terms of both individuals and businesses, have been adversely affected by the unprecedented economic and social disruption resulting from Covid-19. The impact of the virus has led to the creation of significant government and central bank mechanisms to support businesses and individuals. Uncertainty remained elevated during H1 2020 and the severity of the economic impact becomes increasingly observable in key economic data such as GDP and unemployment. This crisis has created an unprecedented challenge for IFRS 9 ECL modelling, given the severity of economic shock and associated uncertainty for the future economic path coupled with the scale of government and central bank intervention and Covid-19 relief mechanisms that have altered the relationships between economic drivers and default.

The NatWest Group approach to dealing with this challenge is to leverage stress test modelling insights to inform IFRS 9 model refinements to enable modelled ECL estimates. Management review of modelling approaches and outcomes continues to inform any necessary adjustments to the ECL estimates through the form of in-model adjustments or overlays/underlays, based on expert judgment including the use of available information. Management considerations included the potential severity and duration of the economic shock, including the mitigating effects of government support actions, as well the potential trajectory of the subsequent recovery. NatWest Group also considered differential impacts on portfolio and sector classes, including pronouncements from regulatory bodies regarding IFRS 9 application in the context of Covid-19, notably on significant increase in credit risk (SICR) identification.

The modelling interventions described above and the severity of the MES scenarios underpinning the ECL estimate have alleviated the need for a dedicated economic uncertainty overlay. Consequently, the existing overlay for economic uncertainty at Q1 2020 of £798 million was absorbed through the H1 2020 modelled ECL estimate.

Treatment of Covid-19 relief mechanisms

Use of Covid-19 relief mechanisms (for example, payment holidays, CBILS and BBLS) will not automatically merit identification of SICR and trigger a Stage 2 classification in isolation. For Personal products, where detailed information surrounding the customer situation may not be readily available, movements in account PD – which includes the effect of customer account behaviour as well as forward-looking economics – continued to be the key determinant of a SICR. This assessment was supplemented by an analysis of high-risk identifiers.

For Wholesale customers, at H1 2020, lifetime PD deterioration remains the primary driver of SICR identification, amplified by the forward-looking economics. NatWest Group continues to provide support, where appropriate, to existing customers. Those who are deemed either to require a) a prolonged timescale to return within NatWest Group’s risk appetite or b) not to be viable pre-crisis or c) not to be able to sustain their debt once the crisis is over will trigger a SICR and, if concessions are sought, be categorised as forborne, in line with regulatory guidance.

NatWest Group – Form 6-K Interim Results 2020	31

Capital and risk management

Credit risk continued

As some of the government support mechanisms conclude, NatWest Group anticipates further credit deterioration in the portfolios. There are a number of key factors that could drive further downside to impairments, through deteriorating economic and credit metrics and increased stage migration as credit risk increases for more customers. A key factor would be a more adverse deterioration in GDP and unemployment in the economies in which NatWest Group operates, but also, among others:

•          The timing and nature of governmental exit plans from lockdown, notably in UK and the Republic of Ireland, and any future repeated lockdown requirements.

•          The progress of the pandemic, with potential for changes in worker/consumer behaviour and sickness levels.

•          The efficacy of the various government support initiatives in terms of their ability to defray customer defaults is yet to be proven, notably over an extended period.

•          Any further damage to certain supply chains, most notably in the case of any re-tightening of lockdown rules but also delays caused by social distancing measures and possible export/import controls.

•          The level of revenues lost by corporate clients and pace of recovery of those revenues may affect NatWest Group’s clients’ ability to service their borrowing, especially in those sectors most exposed to the impacts of Covid-19.

•          Higher unemployment if companies fail to restart jobs after periods of staff furlough.

This could potentially lead to further ECL increases. However, the income statement impact of this will be mitigated to some extent by the forward-looking provisions taken at H1 2020.

Model performance

To date, model performance monitoring has not identified any noticeable increases in default or loss rates in Wholesale Lending or Personal Banking. This is not unexpected given the recent impact of Covid-19 and the implementation of government interventions aiming to delay and/or mitigate its impact on the economy. As a result, it is too early to meaningfully assess model performance against the actual impact.

Nonetheless, Covid-19 has already had a significant impact on the forward-looking economic information used by the IFRS 9 models in calculating ECL. While the central scenario used previously implied largely a continuation of current conditions, the central scenarios assumed now forecast a dramatic deterioration in conditions on a magnitude typically observed for severe stresses but with the deterioration and subsequent recovery compressed into a much shorter time frame than typical economic cycles. This extreme and unusual nature of the scenarios considered has highlighted several limitations in the components of the Wholesale methodology that translate projected economic loss drivers into aggregate default and loss rate conditions at portfolio level. To account for these limitations, a number of refinements and changes have been applied to the respective model components to ensure that the ECL outcome is reasonable, not only in aggregate, but at industry sector level and with regard to the timing in which deteriorating economics translate into default and loss outcomes. More specifically, the following key adjustments have been applied to the modelled forward-looking economic conditions for the Wholesale portfolios:

•          Scenario profile – The previously unseen, extreme movements and quarterly variations in some economic loss drivers (most notably year-on-year change in UK GDP) are extrapolated by some Wholesale models into unrealistically high default rate outcomes. Where necessary, judgement was applied to adjust model outcomes to more appropriate levels based on peak default rates observed in previous crises and other existing stress scenario analysis, including the 2019 Bank of England annual cyclical scenario.

•          Government support – The temporal profile of projected default and loss conditions was further adjusted to account for the expected impact of government interventions where those are not already reflected in the scenario’s economic loss drivers. These adjustments result in both a delay and a reduction in the peak level of default and loss rates that would have been expected under the projected economic loss drivers without government intervention. The specification of the parameters of the adjustments – while guided by the level and characteristics of loans extended under the various government guarantee schemes – involve a considerable level of expert judgement.

•          Industry sector detail – The current suite of models for the Wholesale portfolios provides limited differentiation by industry sector. This approach is based on the data from the global financial crisis which exhibited a very high correlation across industry sectors. In contrast, the impact from Covid-19 is highly differentiated by industry sector and accordingly adjustments have been applied to implement an appropriate differentiation in the severity of projected default rate conditions for different sectors. The categorisation of industry sectors and scale of adjustments have been informed by a combination of expert judgement and external market data.

NatWest Group – Form 6-K Interim Results 2020	32

Capital and risk management

Credit risk continued

For the UK Personal Banking portfolio, the forward-looking components of the IFRS 9 PD models were also modified leveraging existing stress testing models to ensure that PDs appropriately reflect the forecasts for unemployment and house prices in particular. Additionally, post model ECL adjustments were made to ensure that the ECL was adjusted for known model over- and under-predictions pending the systematic calibration of the underlying models.

The in-model adjustments have been applied in order to weight the PD and LGD estimates within the core ECL calculation process and therefore consistently and systematically inform stage allocation and ECL quantification.

Government guarantees

During March and April, the UK government launched a series of temporary schemes designed to support businesses deal with the impact of Covid-19. The BBLS, CBILS and CLBILS lending products are originated by NatWest Group but are covered by government guarantees. These are to be set against the outstanding balance of a defaulted facility after the proceeds of the business assets have been applied. The government guarantee is 80% for CBILS and CLBILS and 100% for BBLS. NatWest Group recognises lower LGDs for these lending products as a result, with 0% applied to the government-guaranteed part of the exposure.

Notwithstanding the government guarantees, NatWest Group’s measurements of PD are unaffected and NatWest Group continues to move exposures to Stage 2 and Stage 3 where a significant deterioration in credit risk or a default is identified.

Wholesale support schemes

The table below shows the uptake of BBLS, CBILS and CLBILS in Wholesale, by sector.

	BBLS			CBILS				CLBILS
		Drawndown	% of BBLS to		Drawndown	% of CBILS to			Drawndown	% of CLBILS to
		amount	sector loans		amount	sector loans			amount	sector loans
30 June 2020	Volume	(£m)		Volume	(£m)			Volume	(£m)
Wholesale lending by sector
Airlines and aerospace	175	5	0.21%	17	4	0.17%		-	-	-
Automotive	9,267	309	4.07%	495	111	1.46%		26	22	0.29%
Education	1,347	36	2.11%	83	21	1.23%		4	30	1.76%
Health	6,976	222	3.78%	543	69	1.17%		2	5	0.09%
Land transport and logistics	6,222	181	3.94%	306	66	1.44%		2	3	0.07%
Leisure	22,776	715	7.13%	1,697	305	3.04%		16	11	0.11%
Oil and gas	197	6	0.29%	13	5	0.24%		-	-	-
Retail	23,824	808	10.19%	1,395	328	4.14%		13	48	0.61%
Shipping	113	4	0.34%	15	3	0.25%		2	-	-
Textiles	844	25	13.37%	94	18	9.63%		2	-	-
Property	12,284	402	0.99%	327	64	0.16%		4	10	0.02%
Other (including Business Banking)	116,382	3,082	3.40%	8,742	1,406	1.55%		72	52	0.06%
Total	200,408	5,795	3.32%	13,727	2,400	1.38%	-	143	181	0.10%

Notes:

(1)        The table contains some cases which as at 30 June 2020 were approved but not yet drawn upon.

(2)        Approved limits as at 30 June 2020 were as follows: BBLS – £6.1 billion; CBILS – £3.3 billion and CLBILS – £0.7 billion.

NatWest Group – Form 6-K Interim Results 2020	33

Capital and risk management

Credit risk continued

Mortgage payment holidays/breaks by stage

The tables below show payment holidays in UK Personal Banking and payment breaks in Ulster Bank RoI, by loan-to-value (LTV) band and by stage. They show live payment holidays as at 30 June 2020, including any agreed second payment holidays. They exclude cases which have been completed prior to this date.

UK Personal Banking	Mortgages					ECL				Proportion of mortgage portfolio
				Not within
				IFRS 9 ECL
	Stage 1	Stage 2	Stage 3	scope	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2020	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
<50%	4,441	661	31	4	5,137	-	4	5	9	9.2	14.7	5.8	9.6
>50% and <70%	6,722	1,226	30	1	7,979	1	8	4	13	13.7	19.4	6.2	14.3
>70% and <80%	3,159	1,447	11	-	4,617	1	9	2	12	15.8	21.3	6.2	17.1
>80 and <90%	1,727	1,356	6	-	3,089	-	13	1	14	16.8	23.8	7.8	19.3
>90% and <100%	378	121	1	-	500	-	2	-	2	18.5	25.1	2.3	19.7
>100% and <110%	1	4	-	-	5	-	1	-	1	3.4	9.8	-	7.3
>110% and <130%	2	3	-	-	5	-	-	-	-	5.6	6.3	-	5.8
>130 and <150%	-	2	-	-	2	-	-	-	-	-	9.0	-	5.5
>150%	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	16,430	4,820	79	5	21,334	2	37	12	51	12.7	20.1	6.0	13.8

Note:

(1)             Total payment holidays in the period up until 30 June 2020 were £33.6 billion (22% of the UK Personal Banking mortgage portfolio).

Ulster Bank RoI	Mortgages					ECL				Proportion of mortgage portfolio
				Not within
				IFRS 9 ECL
	Stage 1	Stage 2	Stage 3	scope	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2020	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
<50%	148	115	49	-	312	-	5	13	18	3.5	21.4	11.9	6.1
>50% and <70%	139	119	44	-	302	-	5	11	16	4.1	21.9	14.8	7.2
>70% and <80%	47	62	23	-	132	-	3	7	10	3.4	19.0	15.1	7.1
>80 and <90%	40	53	21	-	114	-	3	7	10	3.8	15.7	14.1	7.4
>90% and <100%	2	42	16	-	60	-	2	6	8	0.8	17.3	12.4	9.3
>100% and <110%	1	17	13	-	31	-	1	5	6	0.9	12.5	13.2	9.5
>110% and <130%	-	13	9	-	22	-	1	4	5	-	15.8	9.0	9.8
>130 and <150%	-	1	3	-	4	-	-	2	2	-	21.2	10.8	11.3
>150%	-	1	-	-	1	-	-	-	-	-	8.2	4.1	4.8
Total	377	423	178	-	978	-	20	55	75	3.6	19.1	13.0	7.0

Note:

(1)             Total payment breaks in the period up until 30 June 2020 were £1.8 billion (13% of the Ulster Bank RoI mortgage portfolio).

Measurement uncertainty and ECL sensitivity analysis

The recognition and measurement of ECL is complex and involves the use of significant judgement and estimation, particularly in times of economic volatility and uncertainty. This includes the formulation and incorporation of multiple forward-looking economic conditions into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate.

The focus of the simulations is on ECL provisioning requirements on performing exposures in Stage 1 and Stage 2. The simulations are run on a stand-alone basis and are independent of each other; the potential ECL impacts reflect the simulated impact as at the H1 2020 balance sheet date.

Stage 3 provisions are not subject to the same level of measurement uncertainty – default is an observed event as at the balance sheet date, unsecured portfolio LGDs do not vary between scenarios, plus repossession periods in the UK mean that short term volatility in HPI does not translate directly to additional loss. Stage 3 provisions therefore have not been considered in this analysis.

The impact arising from the downside, upside and the central 1 scenarios has been simulated. These scenarios are three of the four discrete scenarios used in the methodology for Personal MES. In the simulations, NatWest Group has assumed that the economic macro variables associated with these scenarios replace the existing base case economic assumptions, giving them a 100% probability weighting and thus serving as a single economic scenario.

These scenarios have been applied to all modelled portfolios in the analysis below, with the simulation impacting both PDs and LGDs. Modelled overlays present in the underlying ECL estimates are also sensitised. As expected, the scenarios create differing impacts on ECL by portfolio and the impacts are deemed reasonable. In this simulation, it is assumed that existing modelled relationships between key economic variables and loss drivers hold, but in practice other factors would also have an impact, for example, potential customer behaviour changes, policy changes by lenders that might impact on the wider availability of credit.

NatWest Group – Form 6-K Interim Results 2020	34

Capital and risk management

Credit risk continued

NatWest Group’s core criterion to identify a SICR is founded on PD deterioration, as discussed above. Under the simulations, PDs increase and result in exposures moving from Stage 1 to Stage 2 contributing to the ECL impact.

30 June 2020	Actual	Upside	Central 1	Downside
Stage 1 modelled exposure (£m)
UK Personal Banking	134,398	146,496	142,448	100,658
Ulster Bank RoI Personal & Business Banking	10,766	11,300	11,268	9,367
Wholesale	235,333	263,206	242,672	223,386

Stage 1 modelled ECL (£m)
UK Personal Banking	154	154	159	114
Ulster Bank RoI Personal & Business Banking	18	16	18	19
Wholesale	274	289	278	284

Stage 1 coverage (%)
UK Personal Banking	0.11%	0.11%	0.11%	0.11%
Ulster Bank RoI Personal & Business Banking	0.17%	0.14%	0.16%	0.20%
Wholesale	0.12%	0.11%	0.11%	0.13%

Stage 2 modelled exposure (£m)
UK Personal Banking	28,575	16,477	20,525	62,314
Ulster Bank RoI Personal & Business Banking	2,352	1,819	1,850	3,751
Wholesale	65,908	38,034	58,569	77,855

Stage 2 modelled ECL (£m)
UK Personal Banking	900	630	760	1,641
Ulster Bank RoI Personal & Business Banking	110	83	91	174
Wholesale	1,984	891	1,661	3,071

Stage 2 coverage (%)
UK Personal Banking	3.15%	3.82%	3.70%	2.63%
Ulster Bank RoI Personal & Business Banking	4.69%	4.58%	4.89%	4.63%
Wholesale	3.01%	2.34%	2.84%	3.94%

Stage 1 and Stage 2 modelled exposure (£m)
UK Personal Banking	162,973	162,973	162,973	162,973
Ulster Bank RoI Personal & Business Banking	13,118	13,118	13,118	13,118
Wholesale	301,240	301,240	301,240	301,240

Stage 1 and Stage 2 modelled ECL (£m)
UK Personal Banking	1,054	784	919	1,755
Ulster Bank RoI Personal & Business Banking	129	99	109	193
Wholesale	2,258	1,180	1,939	3,355

Stage 1 and Stage 2 coverage (%)
UK Personal Banking	0.65%	0.48%	0.56%	1.08%
Ulster Bank RoI Personal & Business Banking	0.98%	0.76%	0.83%	1.47%
Wholesale	0.75%	0.39%	0.64%	1.11%

Reconciliation to Stage 1 and Stage 2 ECL (£m)
ECL on modelled exposures	3,441	2,063	2,967	5,303
ECL on non-modelled exposures	53	53	53	53

Total Stage 1 and Stage 2 ECL	3,494	2,116	3,020	5,356
Variance to actual total Stage 1 and Stage 2 ECL		(1,378)	(474)	1,862

Notes:

(1)

Variations in future undrawn exposure values across the scenarios are modelled, however the exposure position reported is as at 30 June 2020 and therefore does not include variation in future undrawn exposure values.

(2)	The table above reflects ECL for all modelled exposure in scope for IFRS 9; in addition to loans this includes bonds and cash. The analysis excludes non-modelled portfolios.
(3)	All simulations are run on a stand-alone basis and are independent of each other, with the potential ECL impact reflecting the simulated impact at the H1 2020 balance sheet date.
(4)	Refer to page 29 for details of economic scenarios.
(5)

2019 comparatives are not included as the sensitivity scenario analysis relates to the H1 2020 balance sheet position. Refer to the NatWest Group plc (formerly The Royal Bank of Scotland Group plc) 2019 Annual Report and Accounts on Form 20-F for the sensitivity analysis carried out at that time.

NatWest Group – Form 6-K Interim Results 2020	35

Capital and risk management

Credit risk continued

Key points

•

The outlook for the financial year 2020 ECL charge (disclosed on page 3) is £3.5billion to £4.5billion. However, the economic outcomes are very uncertain and if the economics are as adverse as the downside scenario, the Stage 1 and Stage 2 charge would be at least £1.9 billion higher.

•

In the downside scenario, UK Personal and Wholesale portfolios reached a similar level of coverage (1.08% and 1.11% respectively), however, this represented a greater increase in provision for the UK Personal portfolio.

•

In arriving at the H1 2020 ECL position, Wholesale portfolios had already observed a larger proportionate increase in ECL and coverage, driven by a larger rise in Stage 2 size relative to Personal, which typically carries a higher level of Stage 2 through-the-cycle provision. Additionally, Personal portfolios, especially mortgages, are particularly responsive to changes in unemployment rate, leading to a greater increase in ECLs in the downside simulations in comparison to the Wholesale portfolio, where relative impacts of GDP and dampening effects of base rate resulted in a lower proportionate uplift.

•

The upside release and the downside uplift were more symmetrical in Wholesale portfolios. This was at least partly due to the impact of credit mitigation by way of portfolio securitisations, which dampened the downside impacts. Additionally, the higher proportion of Stage 2 in the Wholesale portfolio at H1 2020 resulted in a larger benefit to the upside scenario. The impacts on retail reflected a more standard view of non-linearity of losses to the downside.

•

Central 1 presented a marginal upside to the weighted average, but a step change in Stage 2 retail assets for the UK and the Republic of Ireland was noted. This reflected that a number of assets classed as Stage 2 under the weighted average had only just hurdled the SICR threshold.

•

A higher coverage rate was observed in the Republic of Ireland portfolio compared with the UK Personal portfolio.  This was due to higher coverage rates in the Republic of Ireland mortgage portfolio as compared with the UK mortgage portfolio. The Republic of Ireland portfolio appeared more responsive to economic simulations than the UK Personal portfolio. A larger upside benefit was observed, since the Republic of Ireland portfolio was heavily weighted towards mortgages and mortgage assets benefit more than personal unsecured lending in upside scenarios. The downside simulation indicated a larger uplift for the Republic of Ireland portfolio, reflecting the particular sensitivity of this portfolio to adverse unemployment rates and house price forecasts.

NatWest Group – Form 6-K Interim Results 2020	36

Capital and risk management

Credit risk – Banking activities

Introduction

This section details the credit risk profile of NatWest Group’s banking activities.

Financial instruments within the scope of the IFRS 9 ECL framework

Refer to Note 8 for balance sheet analysis of financial assets that are classified as amortised cost (AC) or fair value through other comprehensive income (FVOCI), the starting point for IFRS 9 ECL framework assessment.

Financial assets

	30 June	31 December
	2020	2019
	£bn	£bn
Balance sheet total gross AC and FVOCI	541.6	484.3
In scope of IFRS 9 ECL framework	530.0	475.5
% in scope	98%	98%
Loans - in scope	370.4	340.0
Stage 1	266.4	305.5
Stage 2	97.0	27.9
Stage 3	7.0	6.6
Other financial assets - in scope	159.6	135.5
Stage 1	158.2	135.5
Stage 2	1.4	-
Out of scope of IFRS 9 ECL framework	11.6	8.8

Those assets outside the framework were as follows:

•

Settlement balances, items in the course of collection, cash balances and other non-credit risk assets of £8.9 billion (31 December 2019 – £6.1 billion). These were assessed as having no ECL unless there was evidence that they were credit impaired.

•	Equity shares of £0.8 billion (31 December 2019 – £0.9 billion) as not within the IFRS 9 ECL framework by definition.
•	Fair value adjustments on loans hedged by interest rate swaps, where the underlying loan was within the IFRS 9 ECL scope – £1.5 billion (31 December 2019 – £1.1 billion).
•	NatWest Group originated securitisations, where ECL was captured on the underlying loans of £0.4 billion (31 December 2019 – £0.4 billion).
•

Commercial cards which operate in a similar manner to charge cards, with balances repaid monthly via mandated direct debit with the underlying risk of loss captured within the customer’s linked current account of nil (31 December 2018 - £0.3 billion).

Contingent liabilities and commitments

In addition to contingent liabilities and commitments disclosed in Note 13 – reputationally-committed limits, are also included in the scope of the IFRS 9 ECL framework. These are offset by £0.1 billion (31 December 2019 – £2.6 billion) out of scope balances primarily related to facilities that, if drawn, would not be classified as AC or FVOCI, or undrawn limits relating to financial assets exclusions. Total contingent liabilities (including financial guarantees) and commitments within IFRS 9 ECL scope of £135.5 billion (31 December 2019 – £127.9 billion) comprised Stage 1 £89.0 billion (31 December 2019 – £121.7 billion); Stage 2 £45.7 billion (31 December 2019 – £5.6 billion) and Stage 3 £0.8 billion (31 December 2019 – £0.6 billion).

NatWest Group – Form 6-K Interim Results 2020	37

Capital and risk management

Credit risk – Banking activities continued

Portfolio summary – segment analysis
The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

	UK Personal	Ulster	Commercial	Private	RBS	NatWest	Central items
	Banking	Bank RoI	Banking	Banking	International	Markets	& other	Total
30 June 2020	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI
Stage 1	136,065	18,642	53,514	14,465	12,697	10,197	20,864	266,444
Stage 2	28,270	4,478	58,374	1,567	1,825	2,381	115	97,010
Stage 3	2,052	1,547	2,806	256	195	178	-	7,034
Of which: individual	-	22	1,727	256	195	172	-	2,372
Of which: collective	2,052	1,525	1,079	-	-	6	-	4,662
	166,387	24,667	114,694	16,288	14,717	12,756	20,979	370,488
ECL provisions (1)
Stage 1	155	42	217	21	9	18	7	469
Stage 2	901	262	1,714	49	25	53	21	3,025
Stage 3	902	567	1,184	29	42	136	-	2,860
Of which: individual	-	4	701	29	42	129	-	905
Of which: collective	902	563	483	-	-	7	-	1,955
	1,958	871	3,115	99	76	207	28	6,354
ECL provisions coverage (2,3)
Stage 1 (%)	0.11	0.23	0.41	0.15	0.07	0.18	0.03	0.18
Stage 2 (%)	3.19	5.85	2.94	3.13	1.37	2.23	18.26	3.12
Stage 3 (%)	43.96	36.65	42.20	11.33	21.54	76.40	-	40.66
	1.18	3.53	2.72	0.61	0.52	1.62	0.13	1.72

Half year ended 30 June 2020
Impairment losses
ECL charge (4)	657	243	1,790	56	46	40	26	2,858
Stage 1	24	12	231	16	4	10	11	308
Stage 2	524	186	1,323	39	20	43	15	2,150
Stage 3	109	45	236	1	22	(13)	-	400
Of which: individual	-	(2)	114	1	22	(4)	-	131
Of which: collective	109	47	122	-	-	(9)	-	269
ECL loss rate - annualised (basis points) (3)	78.97	197.02	312.13	68.76	62.51	67.72	24.79	154.28
Amounts written-off	117	164	120	1	2	4	-	408
Of which: individual	-	-	34	1	2	4	-	41
Of which: collective	117	164	86	-	-	-	-	367

For the notes to this table, refer to the following page.

NatWest Group – Form 6-K Interim Results 2020	38

Capital and risk management

Credit risk – Banking activities continued

Portfolio summary – segment analysis
	UK Personal	Ulster	Commercial	Private	RBS	NatWest	Central items
	Banking	Bank RoI	Banking	Banking	International	Markets	& other	Total
31 December 2019	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI
Stage 1	144,513	18,544	88,100	14,956	14,834	9,273	15,282	305,502
Stage 2	13,558	1,642	11,353	587	545	180	3	27,868
Stage 3	1,902	2,037	2,162	207	121	169	-	6,598
Of which: individual	-	68	1,497	207	121	158	-	2,051
Of which: collective	1,902	1,969	665	-	-	11	-	4,547
	159,973	22,223	101,615	15,750	15,500	9,622	15,285	339,968
ECL provisions (1)
Stage 1	114	29	152	7	4	10	6	322
Stage 2	467	53	214	7	6	5	-	752
Stage 3	823	693	1,021	29	21	131	-	2,718
Of which: individual	-	22	602	29	21	122	-	796
Of which: collective	823	671	419	-	-	9	-	1,922
	1,404	775	1,387	43	31	146	6	3,792
ECL provisions coverage (2,3)
Stage 1 (%)	0.08	0.16	0.17	0.05	0.03	0.11	0.04	0.11
Stage 2 (%)	3.44	3.23	1.88	1.19	1.10	2.78	-	2.70
Stage 3 (%)	43.27	34.02	47.22	14.01	17.36	77.51	-	41.19
	0.88	3.49	1.36	0.27	0.20	1.52	0.04	1.12

Half year ended 30 June 2019
Impairment losses
ECL charge (4)	181	(21)	202	(3)	(3)	(36)	3	323
Stage 1	(53)	(24)	(55)	(5)	(3)	(2)	2	(140)
Stage 2	103	(38)	38	(1)	-	(2)	1	101
Stage 3	131	41	219	3	-	(32)	-	362
Of which: individual	-	(4)	200	3	-	(29)	-	170
Of which: collective	131	45	19	-	-	(3)	-	192
ECL loss rate - annualised (basis points) (3)	23.70	(17.88)	39.66	(4.03)	(3.86)	(68.68)	9.98	19.88
Amounts written-off	90	72	276	1	2	11	-	452
Of which: individual	-	2	227	1	2	11	-	243
Of which: collective	90	70	49	-	-	-	-	209

Notes:
(1)	Includes £8 million (31 December 2019 – £4 million) related to assets classified as FVOCI.
(2)	ECL provisions coverage is calculated as ECL provisions divided by loans
(3)

ECL provisions coverage and ECL loss rates are calculated on third party loans and related ECL provisions and charge respectively. ECL loss rate is calculated as annualised third party ECL charge divided by loans. The half year ECL charge is annualised by multiplying by two.

(4)

Includes a £5 million charge (30 June 2019 – £30 million charge) related to other financial assets, of which £4 million (30 June 2019 – nil) related to assets classified as FVOCI; and £8 million (30 June 2019 – £28 million) related to contingent liabilities.

(5)

The table above shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to page 37 for Financial instruments within the scope of the IFRS 9 ECL framework for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £99.2 billion and debt securities of £60.5 billion (31 December 2019 – £76.1 billion and £59.4 billion respectively).

Key points
•	The ECL requirement increased significantly, primarily in Stage 1 and Stage 2 exposures, in anticipation of credit deterioration, reflecting the severity of the economic impact arising from Covid-19.
•	The various customer support mechanisms available mitigate against flows to default in the short term. Hence, there was a more limited impact on Stage 3 ECL requirements.
•	Reflecting the deteriorated economic environment, the annualised loss rate was significantly above the previously advised view of a normalised blended long-term loss rate.

NatWest Group – Form 6-K Interim Results 2020	39

Capital and risk management

Credit risk – Banking activities continued

Segmental loans and impairment metrics
The table below shows gross loans and ECL provisions, by days past due, by segment and stage, within the scope of the ECL framework.
	Gross loans							ECL provisions (2)
		Stage 2 (1)							Stage 2 (1)
		Not past	1-29	>30					Not past	1-29	>30
	Stage 1	due	DPD	DPD	Total	Stage 3	Total	Stage 1	due	DPD	DPD	Total	Stage 3	Total
30 June 2020	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal Banking	136,065	26,597	1,017	656	28,270	2,052	166,387	155	766	61	74	901	902	1,958

Ulster Bank RoI	18,642	4,122	150	206	4,478	1,547	24,667	42	234	12	16	262	567	871
Personal (3)	10,602	2,015	131	133	2,279	1,384	14,265	18	82	10	13	105	467	590
Wholesale	8,040	2,107	19	73	2,199	163	10,402	24	152	2	3	157	100	281

Commercial Banking	53,514	55,593	1,934	847	58,374	2,806	114,694	217	1,614	72	28	1,714	1,184	3,115

Private Banking	14,465	1,545	14	8	1,567	256	16,288	21	48	-	1	49	29	99
Personal	11,972	168	12	7	187	243	12,402	4	3	-	-	3	26	33
Wholesale	2,493	1,377	2	1	1,380	13	3,886	17	45	-	1	46	3	66

RBS International	12,697	1,792	15	18	1,825	195	14,717	9	25	-	-	25	42	76
Personal	2,793	18	13	11	42	68	2,903	1	1	-	-	1	9	11
Wholesale	9,904	1,774	2	7	1,783	127	11,814	8	24	-	-	24	33	65

NatWest Markets	10,197	2,363	-	18	2,381	178	12,756	18	53	-	-	53	136	207

Central items & other	20,864	115	-	-	115	-	20,979	7	21	-	-	21	-	28
Total loans	266,444	92,127	3,130	1,753	97,010	7,034	370,488	469	2,761	145	119	3,025	2,860	6,354
Of which:
Personal	161,432	28,798	1,173	807	30,778	3,747	195,957	178	852	71	87	1,010	1,404	2,592
Wholesale	105,012	63,329	1,957	946	66,232	3,287	174,531	291	1,909	74	32	2,015	1,456	3,762

31 December 2019
UK Personal Banking	144,513	11,921	1,034	603	13,558	1,902	159,973	114	375	45	47	467	823	1,404

Ulster Bank RoI	18,544	1,405	104	133	1,642	2,037	22,223	29	39	6	8	53	693	775
Personal (3)	10,858	944	96	105	1,145	1,877	13,880	12	20	6	6	32	591	635
Wholesale	7,686	461	8	28	497	160	8,343	17	19	-	2	21	102	140

Commercial Banking	88,100	10,837	254	262	11,353	2,162	101,615	152	195	12	7	214	1,021	1,387

Private Banking	14,956	478	63	46	587	207	15,750	7	6	-	1	7	29	43
Personal	11,630	180	60	41	281	192	12,103	3	2	-	1	3	23	29
Wholesale	3,326	298	3	5	306	15	3,647	4	4	-	-	4	6	14

RBS International	14,834	520	18	7	545	121	15,500	4	6	-	-	6	21	31
Personal	2,799	27	17	6	50	65	2,914	1	1	-	-	1	12	14
Wholesale	12,035	493	1	1	495	56	12,586	3	5	-	-	5	9	17

NatWest Markets	9,273	176	4	-	180	169	9,622	10	5	-	-	5	131	146

Central items & other	15,282	3	-	-	3	-	15,285	6	-	-	-	-	-	6
Total loans	305,502	25,340	1,477	1,051	27,868	6,598	339,968	322	626	63	63	752	2,718	3,792
Of which:
Personal	169,800	13,072	1,207	755	15,034	4,036	188,870	130	398	51	54	503	1,449	2,082
Wholesale	135,702	12,268	270	296	12,834	2,562	151,098	192	228	12	9	249	1,269	1,710

For the notes to this table refer to the following page.

NatWest Group – Form 6-K Interim Results 2020	40

Capital and risk management

Credit risk – Banking activities continued

Segmental loans and impairment metrics

The table below shows ECL and ECL provisions coverage, by days past due, by segment and stage, within the scope of the ECL framework.
	ECL provision coverage							Half year ended 30 June
		Stage 2 (1,2)						ECL
		Not past						Total		Amounts
	Stage 1	due	1-29 DPD	>30 DPD	Total	Stage 3	Total	charge	Loss rate	written-off
30 June 2020%		%	%	%	%	%	%	£m	basis points	£m
UK Personal Banking	0.11	2.88	6.00	11.28	3.19	43.96	1.18	657	78.97	117

Ulster Bank RoI	0.23	5.68	8.00	7.77	5.85	36.65	3.53	243	197.02	164
Personal (3)	0.17	4.07	7.63	9.77	4.61	33.74	4.14	120	168.24	162
Wholesale	0.30	7.21	10.53	4.11	7.14	61.35	2.70	123	236.49	2

Commercial Banking	0.41	2.90	3.72	3.31	2.94	42.20	2.72	1,790	312.13	120

Private Banking	0.15	3.11	-	12.50	3.13	11.33	0.61	56	68.76	1
Personal	0.03	1.79	-	-	1.60	10.70	0.27	3	4.84	-
Wholesale	0.68	3.27	-	100.00	3.33	23.08	1.70	53	272.77	1

RBS International	0.07	1.40	-	-	1.37	21.54	0.52	46	62.51	2
Personal	0.04	5.56	-	-	2.38	13.24	0.38	(3)	(20.67)	2
Wholesale	0.08	1.35	-	-	1.35	25.98	0.55	49	82.95	-

NatWest Markets	0.18	2.24	-	-	2.23	76.40	1.62	44	68.99	4

Central items & other	0.03	18.26	-	-	18.26	-	0.13	22	20.97	-
Total loans	0.18	3.00	4.63	6.79	3.12	40.66	1.72	2,858	154.28	408
Of which:
Personal	0.11	2.96	6.05	10.78	3.28	37.47	1.32	777	79.30	281
Wholesale	0.28	3.01	3.78	3.38	3.04	44.30	2.16	2,081	238.47	127

31 December 2019
UK Personal Banking	0.08	3.15	4.35	7.79	3.44	43.27	0.88	181	23.70	90

Ulster Bank RoI	0.16	2.78	5.77	6.02	3.23	34.02	3.49	(21)	(17.88)	72
Personal (3)	0.11	2.12	6.25	5.71	2.79	31.49	4.57	(10)	(13.87)	64
Wholesale	0.22	4.12	-	7.14	4.23	63.75	1.68	(11)	(24.26)	8

Commercial Banking	0.17	1.80	4.72	2.67	1.88	47.22	1.36	202	39.66	276

Private Banking	0.05	1.26	-	2.17	1.19	14.01	0.27	(3)	(4.03)	1
Personal	0.03	1.11	-	2.44	1.07	11.98	0.24	(3)	(5.11)	1
Wholesale	0.12	1.34	-	-	1.31	40.00	0.38	-	-	-

RBS International	0.03	1.15	-	-	1.10	17.36	0.20	(3)	(3.86)	2
Personal	0.04	3.70	-	-	2.00	18.46	0.48	(1)	(7.30)	2
Wholesale	0.02	1.01	-	-	1.01	16.07	0.14	(2)	(3.13)	-

NatWest Markets	0.11	2.84	-	-	2.78	77.51	1.52	(36)	(68.68)	11

Central items & other	0.04	-	-	-	-	-	0.04	3	9.98	-
Total loans	0.11	2.47	4.27	5.99	2.70	41.19	1.12	323	19.88	452
Of which:
Personal	0.08	3.04	4.23	7.15	3.35	35.90	1.10	167	18.39	157
Wholesale	0.14	1.86	4.44	3.04	1.94	49.53	1.13	156	21.76	295
Notes:
(1)	30 DPD – 30 days past due, the mandatory 30 days past due backstop is prescribed by IFRS 9 for a SICR.
(2)	ECL provisions on contingent liabilities and commitments are included within the Financial assets section so as not to distort ECL coverage ratios.
(3)	Includes a £7 million charge and a £1 million write-off (31 December 2019 – £5 million release and £3 million write-off) related to the business banking portfolio in Ulster Bank RoI.

NatWest Group – Form 6-K Interim Results 2020	41

Capital and risk management

Credit risk – Banking activities continued

Segmental loans and impairment metrics
Key points
•

Personal Banking – Balance sheet growth since the 2019 year-end was driven by mortgages, primarily pre-Covid-19, in the first quarter of the year. Unsecured lending balances reduced in the second quarter as customer spend and demand for borrowing reduced whilst in lockdown and customers have made repayments. The deteriorated economic outlook, as detailed in the Covid-19 – estimating ECL in uncertain times section, including forecast increases in unemployment, resulted in increased account level IFRS 9 PDs. Consequently, compared to the 2019 year-end, a larger proportion of customer accounts exhibited a SICR with an associated migration of assets from Stage 1 to Stage 2. As a result, the ECL requirement increased. Additionally, forecast declines in house prices increased the ECL requirement on the mortgage portfolio. The various Covid-19 related customer support mechanisms (loan repayment holidays, government job retention scheme) are mitigating actual portfolio deterioration in the short term, with the days past due, and flows to Stage 3 metrics, yet to be materially impacted. Provisions coverage increased overall but coverage on Stage 2 alone has reduced driven by a proportionately higher share of mortgage exposures where coverage levels are lower, reflecting the secured nature of the borrowing. The annualised loss rate for H1 2020 was significantly higher than in 2019.

•

Commercial Banking – Balance sheet growth since the 2019 year-end was mainly due to further drawdowns on existing facilities and new lending under the Covid-19 government lending schemes. The deteriorated economic outlook, as detailed in the Covid-19 – estimating ECL in uncertain times section, including significant falls in GDP and commercial real estate valuations, resulted in increased IFRS 9 PDs. Consequently, compared to the 2019 year-end, a larger proportion of the exposures exhibited a SICR with an associated migration of assets from Stage 1 to Stage 2. As a result, the ECL requirement increased. The increase in Stage 2 assets due to PD deterioration was also the primary driver for the increase in the Stage 2 exposures less than 30 days past due. The various Covid-19 related customer support mechanisms are providing some mitigation against flows in to defaults in the short-term. Increased coverage in Stage 1 and Stage 2 was driven by the increased ECL, mainly as a result of the deteriorated economic outlook, which was partially offset by a slight decrease in Stage 3 coverage. The annualised loss rate for H1 2020 was significantly higher than in 2019.

•

Ulster Bank RoI – Balance sheet growth since the 2019 year-end was mainly due to further drawdowns on existing facilities and new lending across both the commercial and personal banking portfolios, offset by ongoing deleveraging of the Ulster Bank RoI mortgage non-performing portfolio through the execution of two tranches of a portfolio sale. The deteriorated economic outlook, as detailed in the Covid-19 – estimating ECL in uncertain times section, included forecast increases in unemployment, falls in property prices and GDP, which resulted in increased IFRS 9 PDs across all portfolios. Consequently, compared to the 2019 year-end, a larger proportion of the exposures exhibited a SICR with an associated migration of assets from Stage 1 to Stage 2. As a result, the ECL requirement increased. The various Covid-19 related customer support mechanisms (loan repayment breaks, government job retention scheme) provided by Ulster Bank RoI are mitigating actual portfolio deterioration in the short-term, with the days past due, and flows to Stage 3 metrics, yet to be materially impacted. The annualised loss rate for H1 2020 was significantly higher than in 2019.

NatWest Group – Form 6-K Interim Results 2020	42

Capital and risk management

Credit risk – Banking activities continued

Portfolio summary – sector analysis

The table below shows financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region based on the country of operation of the customer.

	Personal				Wholesale					Total
		Credit	Other
	Mortgages(1)	cards	personal	Total	Property	Corporate	FI	Sovereign	Total
30 June 2020	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	182,142	3,818	9,997	195,957	40,441	81,715	42,932	9,443	174,531	370,488
- UK	168,163	3,743	9,786	181,692	37,546	66,125	29,575	3,566	136,812	318,504
- RoI	13,979	75	211	14,265	1,375	4,312	288	4,994	10,969	25,234
- Other Europe	-	-	-	-	829	5,706	4,260	382	11,177	11,177
- RoW	-	-	-	-	691	5,572	8,809	501	15,573	15,573
Loans by asset quality (2)	182,142	3,818	9,997	195,957	40,441	81,715	42,932	9,443	174,531	370,488
- AQ1	2,552	-	554	3,106	4,602	1,919	23,299	2,054	31,874	34,980
- AQ2	4,496	-	-	4,496	2,324	647	1,954	1,824	6,749	11,245
- AQ3	276	-	-	276	2,924	6,502	1,644	5,300	16,370	16,646
- AQ4	98,997	42	377	99,416	7,268	15,830	9,977	96	33,171	132,587
- AQ5	59,995	907	1,405	62,307	10,048	20,605	1,798	106	32,557	94,864
- AQ6	4,066	994	3,969	9,029	6,539	14,905	706	3	22,153	31,182
- AQ7	5,627	1,374	1,697	8,698	3,596	12,018	3,258	44	18,916	27,614
- AQ8	1,610	335	868	2,813	1,086	4,566	268	5	5,925	8,738
- AQ9	1,620	56	393	2,069	795	2,711	18	5	3,529	5,598
- AQ10	2,903	110	734	3,747	1,259	2,012	10	6	3,287	7,034
Loans by stage	182,142	3,818	9,997	195,957	40,441	81,715	42,932	9,443	174,531	370,488
- Stage 1	152,947	2,387	6,098	161,432	26,782	29,661	39,133	9,436	105,012	266,444
- Stage 2	26,292	1,321	3,165	30,778	12,400	50,042	3,789	1	66,232	97,010
- Stage 3	2,903	110	734	3,747	1,259	2,012	10	6	3,287	7,034
- Of which: individual	290	-	21	311	860	1,196	2	3	2,061	2,372
- Of which: collective	2,613	110	713	3,436	399	816	8	3	1,226	4,662
Loans - past due analysis (3,4)	182,142	3,818	9,997	195,957	40,441	81,715	42,932	9,443	174,531	370,488
- Not past due	177,991	3,663	8,989	190,643	38,890	78,439	42,651	8,476	168,456	359,099
- Past due 1-29 days	1,495	25	155	1,675	604	1,964	200	967	3,735	5,410
- Past due 30-89 days	954	46	132	1,132	435	599	75	-	1,109	2,241
- Past due 90-180 days	494	30	84	608	29	88	-	-	117	725
- Past due >180 days	1,208	54	637	1,899	483	625	6	-	1,114	3,013
Loans - Stage 2	26,292	1,321	3,165	30,778	12,400	50,042	3,789	1	66,232	97,010
- Not past due	24,624	1,267	2,907	28,798	11,636	47,992	3,700	1	63,329	92,127
- Past due 1-29 days	1,020	17	136	1,173	395	1,548	14	-	1,957	3,130
- Past due 30-89 days	648	37	122	807	369	502	75	-	946	1,753
Weighted average life*
- ECL measurement (years)	9	3	5	6	4	5	4	-	5	5
Weighted average 12 months PDs*
- IFRS 9 (%)	0.71	4.14	4.88	0.98	3.78	4.07	0.52	0.06	2.74	1.69
- Basel (%)	0.89	3.75	4.14	1.10	1.61	2.52	0.29	0.09	1.55	1.30
ECL provisions by geography	1,032	376	1,184	2,592	1,031	2,625	96	10	3,762	6,354
- UK	461	373	1,168	2,002	895	2,010	37	7	2,949	4,951
- RoI	571	3	16	590	82	219	3	1	305	895
- Other Europe	-	-	-	-	47	182	42	1	272	272
- RoW	-	-	-	-	7	214	14	1	236	236
ECL provisions by stage	1,032	376	1,184	2,592	1,031	2,625	96	10	3,762	6,354
- Stage 1	34	47	97	178	126	133	22	10	291	469
- Stage 2	292	243	475	1,010	392	1,554	69	-	2,015	3,025
- Stage 3	706	86	612	1,404	513	938	5	-	1,456	2,860
- Of which: individual	20	-	15	35	305	565	-	-	870	905
- Of which: collective	686	86	597	1,369	208	373	5	-	586	1,955
ECL provisions coverage (%)	0.57	9.85	11.84	1.32	2.55	3.21	0.22	0.11	2.16	1.72
- Stage 1 (%)	0.02	1.97	1.59	0.11	0.47	0.45	0.06	0.11	0.28	0.18
- Stage 2 (%)	1.11	18.40	15.01	3.28	3.16	3.11	1.82	-	3.04	3.12
- Stage 3 (%)	24.32	78.18	83.38	37.47	40.75	46.62	50.00	-	44.30	40.66
ECL charge	243	164	370	777	568	1,439	73	1	2,081	2,858
- UK	136	163	358	657	501	1,238	26	1	1,766	2,423
- RoI	107	1	12	120	47	77	1	-	125	245
- Other Europe	-	-	-	-	16	50	36	-	102	102
- RoW	-	-	-	-	4	74	10	-	88	88
ECL loss rate (%)	0.27	8.59	7.40	0.79	2.81	3.52	0.34	0.02	2.38	1.54
Amounts written-off	169	49	63	281	21	104	2	-	127	408

For the notes to this table refer to page 45.

NatWest Group – Form 6-K Interim Results 2020	43

Capital and risk management

Credit risk – Banking activities continued
Portfolio summary – sector analysis
	Personal				Wholesale					Total
		Credit	Other
	Mortgages(1)	cards	personal	Total	Property	Corporate	FI	Sovereign	Total
30 June 2020	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by residual maturity	182,142	3,818	9,997	195,957	40,441	81,715	42,932	9,443	174,531	370,488
- <1 year	3,820	2,357	3,129	9,306	8,930	25,187	33,226	7,322	74,665	83,971
- 1-5 year	9,103	1,461	5,724	16,288	21,932	39,324	8,790	1,317	71,363	87,651
- 5 year	169,219	-	1,144	170,363	9,579	17,204	916	804	28,503	198,866
Other financial assets by asset quality (2)	-	-	-	-	37	129	13,213	146,272	159,651	159,651
- AQ1-AQ4	-	-	-	-	-	128	12,734	146,236	159,098	159,098
- AQ5-AQ8	-	-	-	-	37	1	479	36	553	553
Off-balance sheet	11,161	17,481	12,685	41,327	16,030	58,398	18,630	1,131	94,189	135,516
- Loan commitments	11,158	17,481	12,640	41,279	15,423	55,099	17,500	1,129	89,151	130,430
- Financial guarantees	3	-	45	48	607	3,299	1,130	2	5,038	5,086
Off-balance sheet by asset quality (2)	11,161	17,481	12,685	41,327	16,030	58,398	18,630	1,131	94,189	135,516
- AQ1-AQ4	10,537	278	10,362	21,177	11,837	35,657	17,083	1,092	65,669	86,846
- AQ5-AQ8	614	16,910	2,307	19,831	4,116	22,210	1,543	39	27,908	47,739
- AQ9	1	9	16	26	12	46	-	-	58	84
- AQ10	9	284	-	293	65	485	4	-	554	847

For the notes to this table refer to page 45.

NatWest Group – Form 6-K Interim Results 2020	44

Capital and risk management

Credit risk – Banking activities continued

Portfolio summary – sector analysis
	Personal				Wholesale					Total
		Credit	Other
	Mortgages(1)	cards	personal	Total	Property	Corporate	FI	Sovereign	Total
31 December 2019	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	174,003	4,478	10,389	188,870	36,371	71,042	36,266	7,419	151,098	339,968
- UK	160,431	4,383	10,176	174,990	33,644	58,666	22,564	3,479	118,353	293,343
- RoI	13,572	95	213	13,880	1,310	4,169	513	3,167	9,159	23,039
- Other Europe	-	-	-	-	921	4,350	5,120	328	10,719	10,719
- RoW	-	-	-	-	496	3,857	8,069	445	12,867	12,867
Loans by asset quality (2)	174,003	4,478	10,389	188,870	36,371	71,042	36,266	7,419	151,098	339,968
- AQ1	3,837	-	665	4,502	4,474	2,272	17,841	1,931	26,518	31,020
- AQ2	2,866	-	-	2,866	2,490	496	1,763	1,780	6,529	9,395
- AQ3	277	-	-	277	2,465	5,561	2,939	3,520	14,485	14,762
- AQ4	92,520	375	625	93,520	6,574	14,660	9,979	41	31,254	124,774
- AQ5	58,051	786	1,708	60,545	10,419	19,584	2,027	107	32,137	92,682
- AQ6	5,253	1,211	3,344	9,808	5,809	13,470	811	3	20,093	29,901
- AQ7	5,326	1,531	2,328	9,185	2,853	11,404	867	30	15,154	24,339
- AQ8	1,379	393	792	2,564	302	1,478	20	2	1,802	4,366
- AQ9	1,217	66	284	1,567	90	468	6	-	564	2,131
- AQ10	3,277	116	643	4,036	895	1,649	13	5	2,562	6,598
Loans by stage	174,003	4,478	10,389	188,870	36,371	71,042	36,266	7,419	151,098	339,968
- Stage 1	159,261	3,103	7,436	169,800	32,896	59,689	35,707	7,410	135,702	305,502
- Stage 2	11,465	1,259	2,310	15,034	2,580	9,704	546	4	12,834	27,868
- Stage 3	3,277	116	643	4,036	895	1,649	13	5	2,562	6,598
- Of which: individual	235	-	21	256	646	1,137	7	5	1,795	2,051
- Of which: collective	3,042	116	622	3,780	249	512	6	-	767	4,547
Loans - past due analysis (3,4)	174,003	4,478	10,389	188,870	36,371	71,042	36,266	7,419	151,098	339,968
- Not past due	169,536	4,313	9,473	183,322	35,445	68,730	36,214	7,365	147,754	331,076
- Past due 1-29 days	1,578	43	164	1,785	317	1,339	36	54	1,746	3,531
- Past due 30-89 days	955	36	123	1,114	82	271	7	-	360	1,474
- Past due 90-180 days	495	30	84	609	26	148	-	-	174	783
- Past due >180 days	1,439	56	545	2,040	501	554	9	-	1,064	3,104
Loans - Stage 2	11,465	1,259	2,310	15,034	2,580	9,704	546	4	12,834	27,868
- Not past due	9,798	1,204	2,070	13,072	2,466	9,266	534	4	12,270	25,342
- Past due 1-29 days	1,050	29	128	1,207	49	214	5	-	268	1,475
- Past due 30-89 days	617	26	112	755	65	224	7	-	296	1,051
Weighted average life*
- ECL measurement (years)	9	2	6	5	6	6	3	1	6	6
Weighted average 12 months PDs*
- IFRS 9 (%)	0.31	3.86	2.98	0.54	0.63	0.98	0.13	0.05	0.60	0.54
- Basel (%)	0.81	3.59	3.75	1.03	0.96	1.25	0.20	0.07	0.83	0.92
ECL provisions by geography	964	261	857	2,082	494	1,181	28	7	1,710	3,792
- UK	342	259	846	1,447	424	800	14	4	1,242	2,689
- RoI	622	2	11	635	39	117	3	1	160	795
- Other Europe	-	-	-	-	28	130	9	1	168	168
- RoW	-	-	-	-	3	134	2	1	140	140
ECL provisions by stage	964	261	857	2,082	494	1,181	28	7	1,710	3,792
- Stage 1	25	40	65	130	45	124	16	7	192	322
- Stage 2	118	132	253	503	47	198	4	-	249	752
- Stage 3	821	89	539	1,449	402	859	8	-	1,269	2,718
- Of which: individual	24	-	11	35	236	521	4	-	761	796
- Of which: collective	797	89	528	1,414	166	338	4	-	508	1,922
ECL provisions coverage (%)	0.55	5.83	8.25	1.10	1.36	1.66	0.08	0.09	1.13	1.12
- Stage 1 (%)	0.02	1.29	0.87	0.08	0.14	0.21	0.04	0.09	0.14	0.11
- Stage 2 (%)	1.03	10.48	10.95	3.35	1.82	2.04	0.73	-	1.94	2.70
- Stage 3 (%)	25.05	76.72	83.83	35.90	44.92	52.09	61.54	-	49.53	41.19

Half year ended 30 June 2019
ECL charge	3	26	138	167	22	134	(2)	2	156	323
- UK	15	26	136	177	22	165	(1)	1	187	364
- RoI	(12)	-	2	(10)	-	(11)	-	-	(11)	(21)
- Other Europe	-	-	-	-	-	(25)	(1)	-	(26)	(26)
- RoW	-	-	-	-	-	5	-	1	6	6
ECL loss rate (%)	-	1.24	2.78	0.18	0.12	0.37	(0.01)	0.05	0.22	0.20
Amounts written-off	71	35	51	157	173	112	10	-	295	452

For the notes to this table refer to the following page.

NatWest Group – Form 6-K Interim Results 2020	45

Capital and risk management

Credit risk – Banking activities continued

Portfolio summary – sector analysis
	Personal				Wholesale					Total
		Credit	Other
	Mortgages(1)	cards	personal	Total	Property	Corporate	FI	Sovereign	Total
31 December 2019	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by residual maturity	174,003	4,478	10,389	188,870	36,371	71,042	36,266	7,419	151,098	339,968
- <1 year	3,996	2,750	3,480	10,226	7,318	24,539	27,299	5,477	64,633	74,859
- 1-5 year	8,771	1,728	5,769	16,268	19,774	31,215	7,922	1,164	60,075	76,343
- 5 year	161,236	-	1,140	162,376	9,279	15,288	1,045	778	26,390	188,766
Other financial assets by asset quality (2)	-	-	-	-	-	110	12,185	123,170	135,465	135,465
- AQ1-AQ4	-	-	-	-	-	110	11,742	122,906	134,758	134,758
- AQ5-AQ8	-	-	-	-	-	-	441	264	705	705
- AQ9	-	-	-	-	-	-	2	-	2	2
Off-balance sheet	14,348	16,686	12,332	43,366	15,383	51,390	16,742	1,022	84,537	127,903
- Loan commitments	14,345	16,686	12,285	43,316	14,739	47,883	15,417	1,021	79,060	122,376
- Financial guarantees	3	-	47	50	644	3,507	1,325	1	5,477	5,527
Off-balance sheet by asset quality (2)	14,348	16,686	12,332	43,366	15,383	51,390	16,742	1,022	84,537	127,903
- AQ1-AQ4	13,506	3,818	10,049	27,373	11,364	34,852	15,397	984	62,597	89,970
- AQ5-AQ8	832	12,588	2,271	15,691	3,948	16,228	1,340	38	21,554	37,245
- AQ9	1	4	12	17	11	49	4	-	64	81
- AQ10	9	276	-	285	60	261	1	-	322	607

Notes:

(1)

Includes a portion of secured lending in Private Banking, in line with ECL calculation methodology. Private Banking and RBSI mortgages are reported in UK, reflecting the country of lending origination.

(2)	AQ bandings are based on Basel PDs and the mapping is as follows:

	Internal asset quality band	Probability of default range	Indicative S&P rating
	AQ1	0% - 0.034%	AAA to AA
	AQ2	0.034% - 0.048%	AA to AA-
	AQ3	0.048% - 0.095%	A+ to A
	AQ4	0.095% - 0.381%	BBB+ to BBB-
	AQ5	0.381% - 1.076%	BB+ to BB
	AQ6	1.076% - 2.153%	BB- to B+
	AQ7	2.153% - 6.089%	B+ to B
	AQ8	6.089% - 17.222%	B- to CCC+
	AQ9	17.222% - 100%	CCC to C
	AQ10	100%	D

£0.3 billion (31 December 2019 – £0.3 billion) of AQ10 Personal balances primarily relate to loan commitments, the drawdown of which is effectively prohibited.
AQ10 includes £0.5 billion (31 December 2019 - £0.6 billion) of RoI mortgages which are not currently considered defaulted for capital calculation purposes for RoI but are included in Stage 3
(3)	30 DPD – 30 days past due, the mandatory 30 days past due backstop as prescribed by the IFRS 9 guidance for a SICR.
(4)

Days past due – Personal products: at a high level, for amortising products, the number of days past due is derived from the arrears amount outstanding and the monthly repayment instalment. For credit cards, it is based on payments missed, and for current accounts the number of continual days in excess of borrowing limit. Wholesale products: the number of days past due for all products is the number of continual days in excess of borrowing limit.

NatWest Group – Form 6-K Interim Results 2020	46

Capital and risk management

Credit risk – Banking activities continued

Sector analysis

The table below shows ECL by stage, for key sectors in the Personal and Wholesale portfolios impacted by Covid-19.

					Off-balance sheet
	Loans - amortised cost & FVOCI (1)				Loan	Contingent	ECL provisions
	Stage 1	Stage 2	Stage 3	Total	commitments (1)	liabilities	Stage 1	Stage 2	Stage 3	Total
30 June 2020	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	161,432	30,778	3,747	195,957	41,279	48	178	1,010	1,404	2,592
Mortgages	152,947	26,292	2,903	182,142	11,158	3	34	292	706	1,032
Credit cards	2,387	1,321	110	3,818	17,481	-	47	243	86	376
Other personal	6,098	3,165	734	9,997	12,640	45	97	475	612	1,184
Wholesale	105,012	66,232	3,287	174,531	89,151	5,038	291	2,015	1,456	3,762
Property	26,782	12,400	1,259	40,441	15,423	607	126	392	513	1,031
Financial institutions	39,133	3,789	10	42,932	17,500	1,130	22	69	5	96
Sovereign	9,436	1	6	9,443	1,129	2	10	-	-	10
Corporate	29,661	50,042	2,012	81,715	55,099	3,299	133	1,554	938	2,625
Of which:
Airlines and aerospace	495	1,839	38	2,372	1,829	233	4	53	26	83
Automotive	2,000	5,437	146	7,583	3,547	93	8	108	19	135
Education	704	919	83	1,706	725	19	2	27	16	45
Health	2,055	3,650	168	5,873	515	13	9	145	60	214
Land transport and logistics	1,149	3,334	110	4,593	3,919	206	6	96	43	145
Leisure	2,755	6,739	534	10,028	1,841	126	22	303	249	574
Oil and gas	465	1,535	89	2,089	2,627	382	4	55	61	120
Retail	2,647	5,059	221	7,927	5,858	507	13	158	170	341
Shipping	293	877	21	1,191	219	38	2	90	11	103
Textiles	73	111	3	187	65	9	-	2	2	4
Total	266,444	97,010	7,034	370,488	130,430	5,086	469	3,025	2,860	6,354

31 December 2019
Personal	169,800	15,034	4,036	188,870	43,316	50	130	503	1,449	2,082
Mortgages	159,261	11,465	3,277	174,003	14,345	3	25	118	821	964
Credit cards	3,103	1,259	116	4,478	16,686	-	40	132	89	261
Other personal	7,436	2,310	643	10,389	12,285	47	65	253	539	857
Wholesale	135,702	12,834	2,562	151,098	79,060	5,477	192	249	1,269	1,710
Property	32,896	2,580	895	36,371	14,739	644	45	47	402	494
Financial institutions	35,707	546	13	36,266	15,417	1,325	16	4	8	28
Sovereign	7,410	4	5	7,419	1,021	1	7	-	-	7
Corporate	59,689	9,704	1,649	71,042	47,883	3,507	124	198	859	1,181
Of which:
Airlines and aerospace (2)	1,412	261	40	1,713	1,716	271	2	3	55	60
Automotive	5,062	1,143	20	6,225	3,815	98	12	11	15	38
Education	1,426	154	12	1,592	654	18	2	4	1	7
Health	4,695	844	167	5,706	534	17	9	16	52	77
Land transport and logistics	3,477	316	53	3,846	3,301	249	6	12	21	39
Leisure	6,323	1,253	377	7,953	2,876	135	25	27	175	227
Oil and gas	1,923	140	86	2,149	2,400	358	5	3	55	63
Retail	6,397	1,279	215	7,891	5,383	560	13	16	180	209
Shipping	474	725	20	1,219	313	53	1	37	5	43
Textiles	134	29	3	166	93	6	-	1	2	3
Total	305,502	27,868	6,598	339,968	122,376	5,527	322	752	2,718	3,792

Notes:

(1)	Loan commitments as at 30 June 2020 includes £4.1 billion of commercial cards related balances which were brought into scope of ECL calculations in H1 2020.
(2)	Airlines and aerospace Stage 3 ECL at 31 December 2019 included £27 million of ECL related to contingent liabilities.

NatWest Group – Form 6-K Interim Results 2020	47

Capital and risk management

Credit risk – Banking activities continued

Sector performance in Wholesale portfolios

The nature of the Covid-19 crisis is such that the impact on customers varies significantly by industry sector. NatWest Group has adopted a nuanced response to capture the sector ECL impact by using sector specific CCIs in its Wholesale methodology. The CCIs observed at the reporting date are based on average default probability estimates for publicly listed companies, in a set of comprehensive sector/region segments derived from the stock market valuation, asset volatility and capital structure of each company. Forward-looking CCIs are projected based on the economic loss drivers in the scenarios (refer to the Use of the scenarios in Wholesale section) and have been adjusted by sector group specific CCI changes observed throughout H1 2020 to make them more sector specific (refer to the industry detail in the Model performance section). Since both, current and projected CCI are driving PD and LGD, NatWest Group obtains modelled ECL outcomes which are significantly differentiated by sector. As a result, the impact on ECL is more pronounced for those sectors which have suffered a more significant disruption from Covid-19.

Wholesale forbearance

The table below shows Wholesale forbearance, Heightened Monitoring and Risk of Credit Loss by sector. Personal forbearance is disclosed on page 50.

	FI	Property	Sovereign	Other corporate	Total
30 June 2020	£m	£m	£m	£m	£m
Forbearance (flow)	80	730	-	2,648	3,458
Heightened Monitoring and Risk of Credit Loss	154	1,333	-	5,960	7,447
31 December 2019
Forbearance (flow)	35	546	-	2,254	2,835
Heightened Monitoring and Risk of Credit Loss	107	1,209	-	4,207	5,523

NatWest Group – Form 6-K Interim Results 2020	48

Capital and risk management

Credit risk – Banking activities continued

Key points

•

Loans by geography – In the Personal portfolios, exposures continued to be concentrated in the UK and heavily weighted to mortgages and the vast majority of exposures in the Republic of Ireland remained in mortgages. Balance sheet growth since the 2019 year-end was driven by mortgages, primarily pre-Covid-19, in the first quarter of the year. Unsecured lending balances reduced as described earlier. In the Wholesale portfolios, balance sheet growth was driven by additional drawings on existing facilities and new lending under the various government supported lending schemes which are predominantly to UK customers.

•

Loans by asset quality (based on Basel II PD) – In the Personal portfolios, asset quality distribution deteriorated slightly in credit cards and other personal since the year-end, with the Basel II point-in-time PDs yet to reflect the expected credit deterioration. In the Wholesale portfolios, Basel II PDs are based on a through-the-cycle approach. The asset quality distribution was relatively stable with only modest deterioration. For further details refer to the Asset quality section.

•

Loans by stage – In both the Personal and Wholesale portfolios, the deteriorated economic outlook, as detailed in the Covid-19 – estimating ECL in uncertain times section, resulted in increased account level IFRS 9 PDs. Consequently, compared to the 2019 year-end, a larger proportion of accounts exhibited a SICR with an associated migration of exposures from Stage 1 to Stage 2.

•

Loans – past due analysis and Stage 2 – The various Covid-19 related customer support mechanisms (capital repayment holidays, government job retention scheme, government supported lending schemes) are mitigating actual portfolio deterioration in the short term, although there have been some increases in past due exposures.

•

Weighted average PDs – In Personal, the Basel II point-in-time PDs have yet to be materially affected. The forward-looking IFRS 9 PDs increased reflecting the deteriorated economics. The cards PD had been significantly over-predicting defaults at the 2019 year-end but has now been addressed, hence the relatively small movement. The over-prediction had been mitigated by a downward ECL overlay, now discontinued. The IFRS 9 PDs for both loans and mortgages were under-predicting and an upward ECL overlay adjustment was held in mitigation. In the Wholesale portfolios, the Basel II PDs are based on a through-the-cycle approach and have been relatively stable. The increase in the IFRS 9 PDs reflected the impact of the deteriorated economic outlook.

•	ECL provisions by geography – In line with exposures by geography, the vast majority of ECL related to exposures in the UK and the Republic of Ireland.
•

ECL provisions by stage – Stage 1 and Stage 2 provisions have increased reflecting the deteriorated economic outlook. As outlined above, Stage 3 provisions have yet to be materially impacted mitigated by the various customer support mechanisms discussed earlier. In mortgages, the Stage 3 ECL reduction was driven by a debt sale in Ulster Bank RoI, where the exposure value also reduced.

•

ECL provisions coverage – Overall provisions coverage increased. In Stage 2 alone, at a total Personal level, coverage reduced slightly, driven by a proportionately higher share of mortgage exposures where coverage levels were lower reflecting the secured nature of the borrowing. In Wholesale, overall provisions coverage increased, primarily due to the impact of the deteriorated economic conditions. Stage 1 and Stage 2 coverage increased, particularly in those sectors suffering the most disruption as a result of Covid-19.

•	ECL charge and loss rate – Reflecting the deteriorated economic outlook, the impairment charge was elevated, with the annualised loss rate for H1 2020 significantly higher than the 2019 outcome.
•

Loans by residual maturity – In mortgages, the vast majority of exposures remained greater than five years. In unsecured lending – cards and other – exposures were concentrated in less than five years. In Wholesale, the vast majority of new lending was for residual maturity of one-five years, with some greater than five years in line with lending under the government support schemes.

•

Other financial assets by asset quality – Consisting almost entirely of cash and balances at central banks and debt securities, held in the course of treasury related management activities, these assets were mainly within the AQ1-AQ4 category.

•

Off-balance sheet by asset quality – In Personal, undrawn exposures were reflective of available credit lines in credit cards and current accounts and have increased slightly as drawn exposures have reduced. Additionally, the mortgage portfolio had undrawn exposure, where a formal offer had been made to a customer but had not yet been drawn down; the value has reduced in line with a reduction in the pipeline of offers. There was also a legacy portfolio of flexible mortgages where a customer had the right and ability to draw down further funds. The asset quality distribution in mortgages remained heavily weighted to the highest quality bands AQ1-AQ4, with credit card concentrated in the risk bands AQ5-AQ8. In Wholesale, undrawn exposures increased additional lending facilities were agreed, primarily as a result of the Covid-19 crisis. The vast majority of new corporate loan commitments were in the AQ5-AQ8 asset quality bands.

•

Wholesale forbearance – Customers seeking Covid-19 related support, including payment holidays, who were not subject to any wider SICR triggers and who are assessed as having the ability in the medium term post-crisis to be viable and meet credit appetite metrics, were not considered to have been granted forbearance. Completed forbearance flow in H1 2020 for other corporate was £2.6 billion. Retail and leisure continued to represent the largest share of this forbearance flow. Following the outbreak of Covid-19, the flow of forbearance rose significantly in the property and transport sectors, with the rise in transport resulting from forbearance completed on individually significant exposures. Payment holidays and covenant waivers were the most common forms of forbearance granted.

•

Heightened Monitoring and Risk of Credit Loss – Exposure increased to £7.4 billion (31 December 2019 – £5.5 billion). Consistent with the impacts of Covid-19, increased flows into Heightened Monitoring and Risk of Credit Loss have been noted across a number of sectors. The most material increases in both volumes and exposure was seen within other corporate and particularly in retail and leisure.

NatWest Group – Form 6-K Interim Results 2020	49

Capital and risk management

Credit risk – Banking activities continued

Personal portfolio

Disclosures in the Personal portfolio section include drawn exposure (gross of provisions).

	30 June 2020					31 December 2019
	UK Personal	Ulster	Private	RBS		UK Personal	Ulster	Private	RBS
	Banking	Bank RoI	Banking	International	Total	Banking	Bank RoI	Banking	International	Total
Personal lending	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages	154,909	14,007	10,238	2,596	181,750	147,489	13,598	9,955	2,620	173,662
Of which:
Owner occupied	140,372	13,038	8,991	1,728	164,129	132,698	12,593	8,714	1,747	155,752
Buy-to-let	14,537	969	1,247	868	17,621	14,791	1,005	1,241	874	17,911
Interest only - variable	5,650	166	3,965	349	10,130	6,279	165	3,646	371	10,461
Interest only - fixed	13,277	9	4,570	248	18,104	12,891	9	4,604	241	17,745
Mixed (1)	6,689	59	1	20	6,769	6,288	61	1	20	6,370
Impairment provisions (2)	437	571	12	10	1,030	309	622	13	11	955
Other personal lending (3)	11,650	286	1,943	290	14,169	12,778	308	1,767	280	15,133
Impairment provisions (2)	1,515	18	21	2	1,556	1,087	13	16	1	1,117
Total personal lending	166,559	14,293	12,181	2,886	195,919	160,267	13,906	11,722	2,900	188,795
Mortgage LTV ratios
Total portfolio	57%	59%	57%	58%	57%	57%	60%	57%	58%	57%
- Stage 1	56%	55%	57%	57%	56%	57%	57%	57%	57%	57%
- Stage 2	67%	69%	61%	66%	67%	58%	67%	60%	64%	59%
- Stage 3	55%	69%	69%	75%	63%	55%	73%	70%	80%	66%
Buy-to-let	52%	60%	55%	52%	53%	53%	61%	54%	53%	54%
- Stage 1	51%	54%	55%	52%	51%	52%	57%	54%	53%	52%
- Stage 2	60%	74%	65%	50%	62%	57%	69%	57%	51%	59%
- Stage 3	58%	75%	54%	62%	64%	59%	75%	58%	66%	67%
Gross new mortgage lending (4)	15,849	400	814	124	17,187	31,857	1,184	2,112	355	35,508
Of which:
Owner occupied	15,368	399	732	82	16,581	30,779	1,175	1,889	248	34,091
Weighted average LTV	69%	75%	67%	72%	69%	69%	75%	65%	71%	69%
Buy-to-let	481	1	82	42	606	1,078	10	222	107	1,417
Weighted average LTV	62%	60%	64%	64%	62%	60%	58%	60%	63%	60%
Interest only - variable rate	51	-	394	-	445	56	-	688	4	748
Interest only - fixed rate	714	-	279	19	1,012	1,275	-	993	51	2,319
Mixed (1)	674	-	-	1	675	1,074	1	-	4	1,079

Forbearance flow	255	24	14	6	299	450	177	4	5	636
Forbearance stock	1,207	1,870	14	13	3,104	1,212	2,229	2	11	3,454
Current	650	1,130	9	9	1,798	623	1,149	1	9	1,782
1-3 months in arrears	273	132	3	-	408	338	157	-	1	496
> 3 months in arrears	284	608	2	4	898	251	923	1	1	1,176

Notes:

(1)        Includes accounts which have an interest only sub-account and a capital and interest sub-account to provide a more comprehensive view of interest only exposures.

(2)        For UK Personal Banking this excludes a non-material amount of provisions held on relatively small legacy portfolios.

(3)        Comprises unsecured lending except for Private Banking, which includes both secured and unsecured lending. It excludes loans that are commercial in nature.

(4)        UK Personal Banking excludes additional lending to existing customers.

Key points

•

New mortgage lending was higher than in H1 2019, reflecting strong lending before the Covid-19 lockdown. The existing mortgage stock and new business were closely monitored against agreed risk appetite parameters. These included loan-to-value ratios, buy-to-let concentrations, new-build concentrations and credit quality. Underwriting standards were maintained during the period.

•	Mortgage growth was driven by the owner-occupied portfolio.
•

By value, the proportion of mortgages on interest only and mixed terms (capital and interest only) reduced. This was driven by low proportions of buy-to-let and owner occupier interest only new business.

•

In the UK Personal Banking mortgage portfolio, 88% of customer balances were on fixed rates (57% on five-year deals). In addition, 99% of all new mortgage completions were fixed rate deals (41% of these were five-year deals).

•

43% of the stock of UK Personal Banking lending was in Greater London and the South East (31 December 2019 – 43%). The average weighted loan-to-value for these regions was 54% (31 December 2019 – 53%) compared to all regions 57%.

•	Impairment provisions – as detailed earlier, the deteriorated economic outlook including forecast increases in unemployment and declines in house prices, resulted in an increased ECL requirement.
•

Unsecured balances fell, with the decrease driven principally by reductions in overdrafts and credit card borrowing in the UK Personal Banking segment. Overdraft and credit card usage decreased significantly following the Covid-19 lockdown. NatWest Group also responded to Covid-19 with a more cautious approach in new lending, to protect the bank and customers from potentially unaffordable borrowing.

NatWest Group – Form 6-K Interim Results 2020	50

Capital and risk management

Credit risk – Banking activities continued

Personal portfolio

Mortgage LTV distribution by stage

The table below shows gross mortgage lending and related ECL by LTV band. Mortgage lending not within the scope of IFRS 9 ECL reflected portfolios carried at fair value.

	Mortgages						ECL provisions				ECL provisions coverage (2)
UK Personal Banking				Not within		Of which:
	Stage	Stage	Stage	IFRS 9		gross new	Stage	Stage	Stage		Stage	Stage	Stage
	1	2	3	ECL scope	Total	lending	1	2	3	Total(1)	1	2	3	Total
30 June 2020	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
<50%	48,176	4,505	544	125	53,350	2,361	3	28	98	129	-	0.6	18.0	0.2
>50% and <70%	48,897	6,325	487	38	55,747	4,758	6	49	74	129	-	0.8	15.2	0.2
>70% and <80%	20,039	6,796	163	8	27,006	4,763	3	45	29	77	-	0.7	17.8	0.3
>80% and <90%	10,261	5,691	80	6	16,038	3,262	3	53	16	72	-	0.9	20.4	0.4
>90% and <100%	2,038	483	19	3	2,543	632	1	10	5	16	-	2.1	26.5	0.6
>100% and <110%	22	40	7	1	70	-	-	2	2	4	0.1	5.3	23.5	5.3
>110% and <130%	27	49	8	1	85	-	-	3	2	5	0.2	6.8	30.4	6.8
>130% and <150%	10	24	5	-	39	-	-	2	1	3	0.1	7.0	26.1	7.9
>150%	1	4	3	-	8	-	-	-	1	1	0.1	10.6	42.6	20.5
Total with LTVs	129,471	23,917	1,316	182	154,886	15,776	16	192	228	436	-	0.8	17.4	0.3
Other	16	6	1	-	23	73	-	-	1	1	0.1	5.0	75.3	3.9
Total	129,487	23,923	1,317	182	154,909	15,849	16	192	229	437	-	0.8	17.4	0.3
31 December 2019
<50%	47,746	3,375	511	159	51,791	4,661	2	19	90	111	-	0.6	17.6	0.2
>50% and <70%	47,224	3,804	463	91	51,582	8,723	3	29	68	100	-	0.8	14.7	0.2
>70% and <80%	23,235	1,568	150	39	24,992	8,366	2	14	26	42	-	0.9	17.1	0.1
>80% and <90%	14,030	1,111	85	25	15,251	8,675	2	12	18	32	-	1.1	20.5	0.2
>90% and <100%	3,401	174	20	15	3,610	1,208	1	4	5	10	-	2.5	25.4	0.3
>100% and <110%	42	34	8	1	85	-	-	2	2	4	0.1	5.1	25.3	4.4
>110% and <130%	47	38	7	1	93	-	-	2	2	4	0.1	6.1	33.5	5.0
>130% and <150%	19	22	6	1	48	-	-	1	2	3	0.1	6.3	27.7	6.5
>150%	3	6	3	-	12	-	-	-	2	2	0.1	6.5	45.7	15.2
Total with LTVs	135,747	10,132	1,253	332	147,464	31,663	10	83	215	308	-	0.8	17.0	0.2
Other	21	3	1	-	25	224	-	-	1	1	0.1	4.2	81.2	3.2
Total	135,768	10,135	1,254	332	147,489	31,857	10	83	216	309	-	0.8	17.1	0.2

For the notes to this table refer to the following page.

NatWest Group – Form 6-K Interim Results 2020	51

Capital and risk management

Credit risk – Banking activities continued

Personal portfolio

	Mortgages					ECL provisions				ECL provisions coverage (2)
Ulster Bank RoI					Of which:
					gross new
	Stage 1	Stage 2	Stage 3	Total	lending	Stage 1	Stage 2	Stage 3	Total(1)	Stage 1	Stage 2	Stage 3	Total
30 June 2020	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
<50%	4,197	538	413	5,148	34	6	20	103	129	0.1	3.7	24.9	2.5
>50% and <70%	3,376	542	297	4,215	84	5	23	73	101	0.1	4.2	24.6	2.4
>70% and <80%	1,379	325	154	1,858	138	2	14	49	65	0.1	4.3	31.8	3.5
>80% and <90%	1,051	335	150	1,536	141	2	15	54	71	0.2	4.5	36.0	4.6
>90% and <100%	276	244	124	644	-	1	11	52	64	0.4	4.5	41.9	9.9
>100% and <110%	89	139	100	328	2	-	8	47	55	-	5.8	47.0	16.8
>110% and <130%	41	80	97	218	1	-	6	52	58	-	7.5	53.6	26.6
>130% and <150%	5	7	30	42	-	-	1	20	21	-	14.3	66.7	50.0
>150%	3	6	9	18	-	-	-	7	7	-	-	77.8	38.9
Total	10,417	2,216	1,374	14,007	400	16	98	457	571	(0.2)	4.4	33.3	4.1
31 December 2019
<50%	4,107	308	475	4,890	107	4	7	97	108	0.1	2.3	20.5	2.2
>50% and <70%	3,382	274	409	4,065	231	3	7	90	100	0.1	2.6	22.0	2.5
>70% and <80%	1,381	151	219	1,751	356	2	4	60	66	0.1	3.0	27.5	3.8
>80% and <90%	1,132	145	217	1,494	484	1	5	76	82	0.1	3.0	35.1	5.5
>90% and <100%	381	102	188	671	3	1	3	72	76	0.2	2.9	38.6	11.3
>100% and <110%	167	57	151	375	2	-	2	67	69	0.3	3.5	44.0	18.4
>110% and <130%	82	36	152	270	1	-	2	78	80	0.3	4.9	51.3	29.7
>130% and <150%	8	3	46	57	-	-	-	30	30	0.6	4.1	64.7	51.9
>150%	7	3	15	25	-	-	-	11	11	0.3	8.2	71.4	44.6
Total with LTVs	10,647	1,079	1,872	13,598	1,184	11	30	581	622	0.1	2.8	31.0	4.6

Notes:

(1)	Excludes a non-material amount of provisions held on relatively small legacy portfolios.
(2)	ECL provisions coverage is ECL provisions divided by mortgages.

Key points

•

ECL coverage rates increase through the LTV bands with both UK Personal Banking and Ulster Bank RoI currently having only limited exposures in the highest LTV bands. The relatively high coverage level in the lowest LTV band for UK Personal Banking included the effect of time-discounting on expected recoveries. Additionally, this also reflected the modelling approach that recognised an element of expected loss on mortgages that are not subject to formal repossession activity.

•

The deteriorated economic outlook, as detailed in the Covid-19 – estimating ECL in uncertain times section, resulted in increased account level IFRS 9 PDs. Consequently, compared to the 2019 year-end, a larger proportion of accounts exhibited a SICR with an associated migration of exposures from Stage 1 to Stage 2.

NatWest Group – Form 6-K Interim Results 2020	52

Capital and risk management

Credit risk – Banking activities continued

Personal portfolio

UK Personal Banking mortgage LTV distribution by region

LTV ratio value

							Weighted
	< 50%	50% < 80%	80% < 100%	100% < 150%	> 150%	Total	average LTV	Other	Total	Total
30 June 2020	£m	£m	£m	£m	£m	£m	%	£m	£m	%
South East	14,284	21,339	4,329	7	-	39,959	57	6	39,965	26
Greater London	13,459	11,797	1,625	4	-	26,885	50	4	26,889	17
Scotland	3,621	6,231	1,429	2	-	11,283	58	1	11,284	7
North West	4,414	8,619	1,808	3	-	14,844	59	3	14,847	10
South West	4,600	7,764	1,451	4	-	13,819	57	2	13,821	9
West Midlands	3,347	6,604	1,290	4	-	11,245	59	1	11,246	7
Rest of the UK	9,627	20,397	6,649	170	8	36,851	62	6	36,857	24
Total	53,352	82,751	18,581	194	8	154,886	57	23	154,909	100
31 December 2019
South East	14,175	19,390	3,920	7	-	37,492	56	7	37,499	25
Greater London	13,199	10,496	1,504	4	-	25,203	49	4	25,207	17
Scotland	3,395	5,946	1,726	3	-	11,070	60	1	11,071	8
North West	4,449	8,420	1,524	4	-	14,397	58	2	14,399	10
South West	4,482	7,374	1,391	5	-	13,252	57	2	13,254	9
West Midlands	3,086	6,109	1,520	5	-	10,720	60	1	10,721	7
Rest of the UK	9,004	18,839	7,276	198	13	35,330	63	8	35,338	24
Total	51,790	76,574	18,861	226	13	147,464	57	25	147,489	100

Commercial real estate (CRE)

The CRE portfolio comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including house builders but excluding housing associations, construction and the building materials sub sector). The sector is reviewed regularly by senior executive committees. Reviews include portfolio credit quality, capital consumption and control frameworks. All disclosures in the CRE section are based on current exposure (gross of provisions and risk transfer). Current exposure is defined as: loans; the amount drawn under a credit facility plus accrued interest; contingent obligations; the issued amount of the guarantee or letter of credit; derivatives – the mark-to-market value, netted where netting agreements exist and net of legally enforceable collateral.

	30 June 2020				31 December 2019
	UK	RoI	Other	Total	UK	RoI	Other	Total
By geography and sub sector (1)	£m	£m	£m	£m	£m	£m	£m	£m
Investment
Residential (2)	4,791	412	5	5,208	4,507	462	27	4,996
Office (3)	3,737	210	58	4,005	2,916	183	83	3,182
Retail (4)	5,419	64	78	5,561	5,277	63	62	5,402
Industrial (5)	2,881	18	100	2,999	2,457	18	115	2,590
Mixed/other (6)	3,199	202	170	3,571	3,672	187	56	3,915
	20,027	906	411	21,344	18,829	913	343	20,085
Development
Residential (2)	3,052	233	8	3,293	2,464	165	5	2,634
Office (3)	137	22	-	159	78	17	-	95
Retail (4)	147	-	1	148	134	2	1	137
Industrial (5)	129	2	-	131	85	2	-	87
Mixed/other (6)	24	2	-	26	16	2	-	18
	3,489	259	9	3,757	2,777	188	6	2,971
Total	23,516	1,165	420	25,101	21,606	1,101	349	23,056

Notes:

(1)	Geographical splits are based on country of collateral risk.
(2)	Properties including houses, flats and student accommodation.
(3)	Properties including offices in central business districts, regional headquarters and business parks.
(4)	Properties including high street retail, shopping centres, restaurants, bars and gyms.
(5)	Properties including distribution centres, manufacturing and warehouses.
(6)	Properties that do not fall within the other categories above. Mixed generally relates to a mixture of retail/office with residential.

NatWest Group – Form 6-K Interim Results 2020	53

Capital and risk management

Credit risk – Banking activities continued

Commercial real estate

CRE LTV distribution by stage

The table below shows CRE current exposure and related ECL by LTV band.

	Current exposure (gross of provisions) (1,2)					ECL provisions				ECL provisions coverage (4)
				Not within
	Stage	Stage	Stage	IFRS 9 ECL		Stage	Stage	Stage		Stage	Stage	Stage
	1	2	3	scope (3)	Total	1	2	3	Total(1)	1	2	3	Total
30 June 2020	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
<50%	7,445	2,904	70	-	10,419	45	88	18	151	0.6	3.0	25.7	1.4
>50% and <70%	4,445	1,732	216	-	6,393	35	68	70	173	0.8	3.9	32.4	2.7
>70% and <80%	163	72	44	-	279	2	3	12	17	1.2	4.2	27.3	6.1
>80% and <90%	66	91	20	-	177	1	5	4	10	1.5	5.5	20.0	5.6
>90% and <100%	42	22	126	-	190	-	2	42	44	-	9.1	33.3	23.2
>100% and <110%	15	23	63	-	101	-	4	11	15	-	17.4	17.5	14.9
>110% and <130%	16	15	59	-	90	-	2	32	34	-	13.3	54.2	37.8
>130% and <150%	5	8	10	-	23	-	1	5	6	-	12.5	50.0	26.1
>150%	63	21	28	-	112	1	3	18	22	1.6	14.3	64.3	19.6
Total with LTVs	12,260	4,888	636	-	17,784	84	176	212	472	0.7	3.6	33.3	2.7
Total portfolio average LTV	45%	47%	88%	50%	47%	-	-	-	-	-	-	-	-
Other (5)	1,406	1,014	210	930	3,560	6	62	96	164	0.4	6.1	45.7	6.2
Development (6)	1,323	2,173	176	85	3,757	16	49	67	132	1.2	2.3	38.1	3.6
Total	14,989	8,075	1,022	1,015	25,101	106	287	375	768	0.7	3.6	36.7	3.2

31 December 2019
<50%	8,787	468	40	837	10,132	8	8	11	27	0.1	1.7	27.5	0.3
>50% and <70%	4,945	252	148	846	6,191	7	6	33	46	0.1	2.4	22.3	0.9
>70% and <80%	269	38	51	9	367	1	1	19	21	0.4	2.6	37.3	5.9
>80% and <90%	61	19	15	2	97	-	1	3	4	-	5.3	20.0	4.2
>90% and <100%	50	81	22	1	154	-	2	15	17	-	2.5	68.2	11.1
>100% and <110%	18	13	52	-	83	-	-	5	5	-	-	9.6	6.0
>110% and <130%	20	26	46	1	93	-	1	16	17	-	3.8	34.8	18.5
>130% and <150%	3	6	18	-	27	-	-	7	7	-	-	38.9	25.9
>150%	63	6	37	-	106	-	1	24	25	-	16.7	64.9	23.6
Total with LTVs	14,216	909	429	1,696	17,250	16	20	133	169	0.1	2.2	31.0	1.1
Total portfolio average LTV	46%	55%	101%	48%	48%	-	-	-	-	-	-	-	-
Other (5)	658	149	123	1,905	2,835	5	4	54	63	0.8	2.7	43.9	6.8
Development (6)	2,377	272	144	178	2,971	8	4	73	85	0.3	1.5	50.7	3.0
Total	17,251	1,330	696	3,779	23,056	29	28	260	317	0.2	2.1	37.4	1.6

Notes:

(1)        Comprises gross lending, interest rate hedging derivatives and other assets carried at fair value that are managed as part of the overall CRE portfolio.

(2)        The exposure in Stage 3 mainly related to legacy assets.

(3)        Includes exposures relating to non-modelled portfolios and other exposures carried at fair value, including derivatives.

(4)        ECL provisions coverage is ECL provisions divided by current exposure.

(5)        Relates mainly to business banking, rate risk management products and unsecured corporate lending. The low Stage 3 ECL provisions coverage was driven by a single large exposure, which was written down to the expected recoverable amount.

(6)        Relates to the development of commercial and residential properties. LTV is not a meaningful measure for this type of lending activity.

Key points

•	Overall – The majority of the CRE portfolio was managed in the UK within Commercial Banking and Private Banking. Business appetite and strategy remained aligned across the segments.
•

2020 trends – The portfolio remained broadly unchanged in composition. While new activity in H1 2020 was subdued due to Covid-19, NatWest Group has supported existing customers with capital repayment holidays, interest roll-ups and extensions using CRE specific criteria and government-backed Covid-19 support schemes. The retail and leisure sectors were heavily affected by the government-imposed lockdown, resulting in low rental payments. The office sector was more resilient overall, albeit the smaller serviced-office sub-sector came under some stress given the short-term nature of income and site closures. Demand for office space in the medium-term is expected to decline with flexible working trends continuing post Covid-19. Residential development re-started but progress is slow with social distancing measures. The early resurgence in residential sales following the housing market hiatus is expected to curtail as the economic outlook becomes clearer.

•

Credit quality – Despite significant challenges across the CRE sector, Heightened Monitoring inflows by volume were stable. By value, Heightened monitoring and Risk of Credit Loss increased due to some larger names, particularly in the retail sub-sector.

•

Risk appetite – Appetite in CRE remains cautious. Pre-Covid-19 conservative lending criteria remains in place, including lower leverage required for new London office originations and parts of the retail sector.

NatWest Group – Form 6-K Interim Results 2020	54

Capital and risk management

Credit risk – Banking activities continued

Flow statements

The flow statements that follow show the main ECL and related income statement movements. They also show the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures in this section may therefore differ from those reported in other tables, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL impact. Other points to note:

•	Financial assets include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.
•

Stage transfers (for example, exposures moving from Stage 1 to Stage 2) are a key feature of the ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly, there is an ECL benefit for accounts improving stage.

•

Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.

•

Other (Profit or loss (P&L) only items) includes any subsequent changes in the value of written-down assets (for example, fortuitous recoveries) along with other direct write-off items such as direct recovery costs. Other (P&L only items) affects the income statement but does not affect balance sheet ECL movements.

•	Amounts written-off represent the gross asset written-down against accounts with ECL, including the net asset write-down for debt sale activity.
•

There were small ECL flows from Stage 3 to Stage 1. This does not, however, indicate that accounts returned from Stage 3 to Stage 1 directly. On a similar basis, there were flows from Stage 1 to Stage 3 including transfers due to unexpected default events. The small number of write-offs in Stage 1 and Stage 2 reflect the effect of portfolio debt sales and also staging at the start of the analysis period.

•

NatWest Group continues to hold post model adjustments (PMAs) on a temporary basis ahead of the underlying model parameter changes being implemented, as well as on certain portfolio segments where management judge additional ECL is required. The impact of any change in PMAs during the year is reported under changes in risk parameters, as are any impacts arising from changes to the underlying models.

•

All movements are captured monthly and aggregated. Interest suspended post default is included within Stage 3 ECL with the movement in the value of suspended interest during the year reported under currency translation and other adjustments.

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
NatWest Group total	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	428,604	322	28,630	752	7,135	2,718	464,369	3,792
Currency translation and other adjustments	6,386	4	430	9	165	46	6,981	59
Transfers from Stage 1 to Stage 2	(86,717)	(385)	86,717	385	-	-	-	-
Transfers from Stage 2 to Stage 1	11,976	200	(11,976)	(200)	-	-	-	-
Transfers to Stage 3	(360)	-	(1,849)	(145)	2,209	145	-	-
Transfers from Stage 3	133	20	835	75	(968)	(95)	-	-
Net re-measurement of ECL on stage transfer		(170)		1,564		336		1,730
Changes in risk parameters (model inputs)		372		604		180		1,156
Other changes in net exposure	52,463	106	(2,024)	(18)	(744)	(19)	49,695	69
Other (P&L only items)		-		-		(97)		(97)
Income statement charges		308		2,150		400		2,858
Amounts written-off	-	-	(1)	(1)	(405)	(405)	(406)	(406)
Unwinding of discount		-		-		(46)		(46)
At 30 June 2020	412,485	469	100,762	3,025	7,392	2,860	520,639	6,354
Net carrying amount	412,016		97,737		4,532		514,285
At 1 January 2019	422,541	297	27,360	772	8,251	2,782	458,152	3,851
2019 movements	(10,048)	(17)	(553)	(90)	(332)	13	(10,933)	(94)
At 30 June 2019	412,493	280	26,807	682	7,919	2,795	447,219	3,757
Net carrying amount	412,213		26,125		5,124		443,462

NatWest Group – Form 6-K Interim Results 2020	55

Capital and risk management

Credit risk – Banking activities continued

Flow statements

The following flow statements show the material portfolios underpinning the NatWest Group flow statement.

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
UK Personal Banking - mortgages	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	135,625	12	10,283	86	1,289	215	147,197	313
Currency translation and other adjustments	-	-	-	-	9	9	9	9
Transfers from Stage 1 to Stage 2	(17,557)	(5)	17,557	5	-	-	-	-
Transfers from Stage 2 to Stage 1	3,051	9	(3,051)	(9)	-	-	-	-
Transfers to Stage 3	(10)	-	(335)	(12)	345	12	-	-
Transfers from Stage 3	7	-	172	12	(179)	(12)	-	-
Net re-measurement of ECL on stage transfer		(8)		95		4		91
Changes in risk parameters (model inputs)		10		20		34		64
Other changes in net exposure	7,089	(1)	(554)	(5)	(115)	(6)	6,420	(12)
Other (P&L only items)		-		-		(14)		(14)
Income statement charges		1		110		18		129
Amounts written-off	-	-	-	-	(8)	(8)	(8)	(8)
Unwinding of discount		-		-		(18)		(18)
At 30 June 2020	128,205	17	24,072	192	1,341	230	153,618	439
Net carrying amount	128,188		23,880		1,111		153,179
At 1 January 2019	127,671	10	10,241	74	1,286	202	139,198	286
2019 movements	535	(1)	149	3	2	-	686	2
At 30 June 2019	128,206	9	10,390	77	1,288	202	139,884	288
Net carrying amount	128,197		10,313		1,086		139,596

Key points

•             The increase in ECL in Stage 1 and Stage 2 was primarily driven by the deterioration in the economic outlook as detailed in the Covid-19 – estimating ECL in uncertain times section, causing both PDs and LGDs to increase.

•             The updated economics also resulted in a net migration of assets from Stage 1 to Stage 2 with a consequent increase from a 12 month ECL to a lifetime ECL.

•             In Stage 3, reflecting the various customer support mechanisms available, ECL was less impacted than in Stage 1 and Stage 2.

•             In Stage 3, the ECL cost within changes in risk parameters included the forward-looking impact of forecast reductions in house prices, as well as the monthly assessment of the loss requirement, capturing underlying portfolio movements.

•             Write-off occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding. Write-off would typically be within five years from default but can be longer.

NatWest Group – Form 6-K Interim Results 2020	56

Capital and risk management

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
UK Personal Banking - credit cards	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	2,804	38	1,246	131	127	88	4,177	257
Transfers from Stage 1 to Stage 2	(860)	(29)	860	29	-	-	-	-
Transfers from Stage 2 to Stage 1	575	46	(575)	(46)	-	-	-	-
Transfers to Stage 3	(10)	-	(59)	(24)	69	24	-	-
Transfers from Stage 3	-	-	5	3	(5)	(3)	-	-
Net re-measurement of ECL on stage transfer		(32)		163		23		154
Changes in risk parameters (model inputs)		5		(30)		5		(20)
Other changes in net exposure	(332)	17	(157)	14	(15)	-	(504)	31
Other (P&L only items)		-		-		(2)		(2)
Income statement (releases)/charges		(10)		147		26		163
Amounts written-off	-	-	-	-	(49)	(49)	(49)	(49)
Unwinding of discount		-		-		(3)	-	(3)
At 30 June 2020	2,177	45	1,320	240	127	85	3,624	370
Net carrying amount	2,132		1,080		42		3,254
At 1 January 2019	2,632	36	1,226	118	108	73	3,966	227
2019 movements	(82)	(2)	(29)	(20)	20	15	(91)	(7)
At 30 June 2019	2,550	34	1,197	98	128	88	3,875	220
Net carrying amount	2,516		1,099		40		3,655

Key points

•             The increase in ECL in Stage 1 and Stage 2 was primarily driven by the deterioration in the economic outlook as detailed in the Covid-19 – estimating ECL in uncertain times section, causing PDs to increase.

•             The updated economics also resulted in a net migration of assets from Stage 1 to Stage 2 with a consequent increase from a 12 month ECL to a lifetime ECL.

•             In Stage 3, reflecting the various customer support mechanisms available, ECL was less impacted than Stage 2.

•             Charge-off (analogous to partial write-off) typically occurs after 12 missed payments.

NatWest Group – Form 6-K Interim Results 2020	57

Capital and risk management

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
UK Personal Banking - other	assets	ECL	assets	ECL	assets	ECL	assets	ECL
personal unsecured	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	5,417	63	2,250	252	608	518	8,275	833
Currency translation and other adjustments	-	-	-	-	2	3	2	3
Transfers from Stage 1 to Stage 2	(2,347)	(52)	2,347	52	-	-	-	-
Transfers from Stage 2 to Stage 1	771	48	(771)	(48)	-	-	-	-
Transfers to Stage 3	(6)	-	(180)	(59)	186	59	-	-
Transfers from Stage 3	1	-	19	6	(20)	(6)	-	-
Net re-measurement of ECL on stage transfer		(32)		206		56		230
Changes in risk parameters (model inputs)		55		86		29		170
Other changes in net exposure	309	11	(473)	(26)	(13)	(4)	(177)	(19)
Other (P&L only items)		-		-		(16)		(16)
Income statement charges		34		266		65		365
Amounts written-off	-	-	-	-	(61)	(61)	(61)	(61)
Unwinding of discount		-		-		(8)		(8)
At 30 June 2020	4,145	93	3,192	469	702	586	8,039	1,148
Net carrying amount	4,052		2,723		116		6,891
At 1 January 2019	5,073	54	1,970	239	503	402	7,546	695
2019 movements	329	2	191	3	92	98	612	103
At 30 June 2019	5,402	56	2,161	242	595	500	8,158	798
Net carrying amount	5,346		1,919		95		7,360

Key points

•             The increase in ECL in Stage 1 and Stage 2 was primarily driven by the deterioration in the economic outlook as detailed in the Covid-19 – estimating ECL in uncertain times section, causing PDs to increase.

•             The updated economics also resulted in a net migration of assets from Stage 1 to Stage 2 with a consequent increase from a 12 month ECL to a lifetime ECL.

•             In Stage 3, reflecting the various customer support mechanisms available, ECL was impacted relatively less than in Stage 1 and Stage 2.

•             The portfolio continued to experience cash recoveries after write-off which are reported in other (P&L only items). These benefited the income statement without affecting ECL.

•             Write-off occurs once recovery activity with the customer has been concluded and there are no further recoveries expected, but no later than six years after default.

NatWest Group – Form 6-K Interim Results 2020	58

Capital and risk management

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Ulster Bank RoI - mortgages	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	10,603	11	1,084	30	1,875	581	13,562	622
Currency translation and other adjustments	691	1	115	4	104	(7)	910	(2)
Transfers from Stage 1 to Stage 2	(1,526)	(5)	1,526	5	-	-	-	-
Transfers from Stage 2 to Stage 1	624	11	(624)	(11)	-	-	-	-
Transfers to Stage 3	(4)	-	(31)	(2)	35	2	-	-
Transfers from Stage 3	13	-	179	12	(192)	(12)	-	-
Net re-measurement of ECL on stage transfer		(10)		39		6		35
Changes in risk parameters (model inputs)		8		22		51		81
Other changes in net exposure	(36)	-	(30)	-	(290)	2	(356)	2
Other (P&L only items)		-		-		(11)		(11)
Income statement (releases)/charges		(2)		61		48		107
Amounts written-off	-	-	(1)	(1)	(157)	(157)	(158)	(158)
Unwinding of discount		-		-		(9)		(9)
At 30 June 2020	10,365	16	2,218	98	1,375	457	13,958	571
Net carrying amount	10,349		2,120		918		13,387
At 1 January 2019	10,782	11	1,394	75	2,278	657	14,454	743
2019 movements	223	(6)	(339)	(57)	(92)	(37)	(208)	(100)
At 30 June 2019	11,005	5	1,055	18	2,186	620	14,246	643
Net carrying amount	11,000		1,037		1,566		13,603

Key points

•             The increase in ECL in Stage 1 and Stage 2 was primarily driven by the deterioration in the economic outlook as detailed in the Covid-19 – estimating ECL in uncertain times section, coupled with the application of post-model adjustments to fully reflect the deteriorated economic outlook in ECL estimations.

•             The updated economics also resulted in a net migration of assets from Stage 1 to Stage 2 with a consequent increase from a a 12 month ECL to a lifetime ECL.

•             The reduction in ECL in Stage 3 reflected ongoing deleveraging of the Ulster mortgage non-performing portfolio through the execution of two tranches of a portfolio sale.

•             In Stage 3, the ECL cost within changes in risk parameters included the forward-looking impact of forecast reductions in house prices and the application of post-model adjustments to fully reflect the deteriorated economic outlook in ECL estimations.

•             Write-off generally occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding or when the loan is sold to a third party.

NatWest Group – Form 6-K Interim Results 2020	59

Capital and risk management

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
Commercial Banking - commercial	assets	ECL	assets	ECL	assets	ECL	assets	ECL
real estate	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	25,556	31	2,218	28	895	306	28,669	365
Currency translation and other adjustments	25	-	3	-	2	-	30	-
Transfers from Stage 1 to Stage 2	(9,216)	(46)	9,216	46	-	-	-	-
Transfers from Stage 2 to Stage 1	893	13	(893)	(13)	-	-	-	-
Transfers to Stage 3	(101)	-	(412)	(10)	513	10	-	-
Transfers from Stage 3	29	3	202	12	(231)	(15)	-	-
Net re-measurement of ECL on stage transfer	-	(13)	-	157	-	87	-	231
Changes in risk parameters (model inputs)	-	91	-	53	-	21	-	165
Other changes in net exposure	2,474	18	20	1	(88)	9	2,406	28
Other (P&L only items)		-		-		-		-
Income statement charges		96		211		117		424
Amounts written-off	-	-	-	-	(15)	(15)	(15)	(15)
Unwinding of discount		-		-		(2)		(2)
At 30 June 2020	19,660	97	10,354	274	1,076	401	31,090	772
Net carrying amount	19,563		10,080		675		30,318
At 1 January 2019	29,180	37	1,500	24	1,631	459	32,311	520
2019 movements	(11)	1	361	4	(189)	(158)	162	(154)
At 30 June 2019	29,169	38	1,861	28	1,442	301	32,473	366
Net carrying amount	29,131		1,833		1,141		32,107

Key points

•           The increase in ECL in Stage 1 and Stage 2 was primarily driven by the deterioration in the economic outlook as detailed in the Covid-19 – estimating ECL in uncertain times section, causing both PDs and LGDs to increase.

•             The updated economics also resulted in a migration of assets from Stage 1 to Stage 2 with a consequential increase from a 12 month ECL to a lifetime ECL.

•             For flows into Stage 3, defaults have been suppressed reflecting the various government customer support mechanisms available.

•             Stage 3 recovery values are beginning to be impacted as market conditions deteriorate, leading to higher ECL charges.

•             Other changes in net exposures have increased across Stage 1 and Stage 2 as customers draw down on existing facilities and undertake new lending supported by government schemes.

NatWest Group – Form 6-K Interim Results 2020	60

Capital and risk management

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial Banking - business banking	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	6,338	28	767	45	257	200	7,362	273
Transfers from Stage 1 to Stage 2	(1,312)	(13)	1,312	13	-	-	-	-
Transfers from Stage 2 to Stage 1	310	22	(310)	(22)	-	-	-	-
Transfers to Stage 3	(12)	-	(78)	(16)	90	16	-	-
Transfers from Stage 3	6	2	18	7	(24)	(9)	-	-
Net re-measurement of ECL on stage transfer		(21)		88		32		99
Changes in risk parameters (model inputs)		9		(10)		11		10
Other changes in net exposure	3,870	5	(110)	(7)	(18)	(5)	3,742	(7)
Other (P&L only items)		-		-		(41)		(41)
Income statement (releases)/charges		(7)		71		(3)		61
Amounts written-off	-	-	-	-	(53)	(53)	(53)	(53)
Unwinding of discount		-		-		(2)		(2)
At 30 June 2020	9,200	32	1,599	98	252	190	11,051	320
Net carrying amount	9,168		1,501		62		10,731
At 1 January 2019	6,303	22	897	43	245	163	7,445	228
2019 movements	64	(5)	(56)	(9)	-	24	8	10
At 30 June 2019	6,367	17	841	34	245	187	7,453	238
Net carrying amount	6,350		807		58		7,215

Key points

•             The increase in ECL in Stage 1 and Stage 2 was primarily driven by the deterioration in the economic outlook as detailed in the Covid-19 – estimating ECL in uncertain times section, causing both PDs and LGDs to increase.

•             The updated economics also resulted in a migration of assets from Stage 1 to Stage 2 with a consequential increase from a 12 month ECL to a lifetime ECL.

•             For flows into Stage 3, defaults have been suppressed reflecting the various government customer support mechanisms available.

•             Other changes in net exposures have increased in Stage 1 as customers draw down on existing facilities and undertake new lending supported by government schemes.

•             The portfolio continued to benefit from cash recoveries post write-off, which are reported as other (P&L only items).

•             Write-off occurs once recovery activity with the customer has been concluded and there are no further recoveries expected, but no later than five years after default.

NatWest Group – Form 6-K Interim Results 2020	61

Capital and risk management

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial Banking - other	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	53,722	94	8,788	143	1,386	516	63,896	753
Currency translation and other adjustments	709	-	154	-	20	18	883	18
Inter-group transfers	(116)	-	-	-	-	-	(116)	-
Transfers from Stage 1 to Stage 2	(44,992)	(193)	44,992	193	-	-	-	-
Transfers from Stage 2 to Stage 1	4,666	34	(4,666)	(34)	-	-	-	-
Transfers to Stage 3	(80)	-	(567)	(19)	647	19	-	-
Transfers from Stage 3	47	13	225	19	(272)	(32)	-	-
Net re-measurement of ECL on stage transfer		(37)		625		117		705
Changes in risk parameters (model inputs)		133		411		25		569
Other changes in net exposure	6,928	43	(805)	5	(142)	(11)	5,981	37
Other (P&L only items)		-		-		(6)		(6)
Income statement charges		139		1,041		125		1,305
Amounts written-off	-	-	-	-	(51)	(51)	(51)	(51)
Unwinding of discount		-		-		(2)		(2)
At 30 June 2020	20,884	87	48,121	1,343	1,588	599	70,593	2,029
Net carrying amount	20,797		46,778		990		68,565
At 1 January 2019	52,312	71	7,893	131	845	444	61,050	646
2019 movements	1,310	(3)	(678)	(5)	(99)	118	532	111
At 30 June 2019	53,622	68	7,215	126	746	562	61,582	757
Net carrying amount	53,554		7,089		184		60,825

Key points

•

The increase in ECL in Stage 1 and Stage 2 was primarily driven by the deterioration in the economic outlook as detailed in the Covid-19 – estimating ECL in uncertain times section, causing both PDs and LGDs to increase.

•	The updated economics also resulted in the migration of assets from Stage 1 to Stage 2 with a consequential increase from a 12 month ECL to a lifetime ECL.
•	For flows into Stage 3, defaults have been suppressed reflecting the various government customer support mechanisms available.
•	Stage 3 recovery values have decreased as market conditions deteriorate, leading to higher ECL charges.
•	Other changes in net exposures increased across Stage 1 and Stage 2 as customers draw down on existing facilities and undertake new borrowings supported by the government schemes.

NatWest Group – Form 6-K Interim Results 2020	62

Capital and risk management

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
NatWest Markets(1)	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2020	32,892	10	188	5	183	131	33,263	146
Currency translation and other adjustments	1,345	-	36	(1)	13	14	1,394	13
Inter-group transfers	(774)	-	-	-	-	-	(774)	-
Transfers from Stage 1 to Stage 2	(2,133)	(6)	2,133	6	-	-	-	-
Transfers from Stage 2 to Stage 1	62	-	(62)	-	-	-	-	-
Net re-measurement of ECL on stage transfer		-		39		-		39
Changes in risk parameters (model inputs)		9		4		(9)		4
Other changes in net exposure	6,855	5	502	-	(10)	4	7,347	9
Other (P&L only items)		(4)				(8)		(12)
Income statement (releases)/charges		10		43		(13)		40
Amounts written-off	-	-	-	-	(4)	(4)	(4)	(4)
Unwinding of discount		-		-		-		-
At 30 June 2020	38,247	18	2,797	53	182	136	41,226	207
Net carrying amount	38,229		2,744		46		41,091
At 1 January 2019	32,758	7	732	14	775	179	34,265	200
2019 movements	1,276	1	(278)	(4)	(9)	(31)	989	(34)
At 30 June 2019	34,034	8	454	10	766	148	35,254	166
Net carrying amount	34,026		444		618		35,088

Note:

(1)	Reflects the NatWest Markets segment and includes NWM N.V..

Key points

•

The increase in ECL in Stage 1 and Stage 2 was primarily driven by the deterioration in the economic outlook as detailed in the Covid-19 – estimating ECL in uncertain times section, causing both PDs and LGDs to increase.

•	The updated economics also resulted in a migration of assets from Stage 1 to Stage 2 with a consequential increase from a 12 month ECL to a lifetime ECL.
•	For flows into Stage 3, defaults have been suppressed reflecting the various government customer support mechanisms available.

NatWest Group – Form 6-K Interim Results 2020	63

Capital and risk management

Credit risk – Banking activities continued

Stage 2 decomposition – arrears status and contributing factors

The tables below show Stage 2 decomposition for the Personal and Wholesale portfolios.

	UK mortgages		RoI mortgages		Credit cards		Other		Total
	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL
30 June 2020	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal
Currently in arrears (>30 DPD)	532	21	34	3	30	10	102	35	698	69
Currently up-to-date	23,553	173	2,173	95	1,291	233	3,063	440	30,080	941
- PD deterioration	19,089	166	1,332	69	859	187	2,553	383	23,833	805
- Up-to-date, PD persistence	1,017	1	66	2	293	15	256	17	1,632	35
- Other driver (adverse credit, forbearance etc)	3,447	6	775	24	139	31	254	40	4,615	101
Total Stage 2	24,085	194	2,207	98	1,321	243	3,165	475	30,778	1,010

31 December 2019
Personal
Currently in arrears (>30 DPD)	528	14	21	3	16	6	92	19	657	42
Currently up-to-date	9,860	73	1,056	28	1,243	126	2,218	234	14,377	461
- PD deterioration	4,184	60	208	15	727	92	1,482	188	6,601	355
- Up-to-date, PD persistence	1,812	5	252	4	422	20	540	29	3,026	58
- Other driver (adverse credit, forbearance etc)	3,864	8	596	9	94	14	196	17	4,750	48
Total Stage 2	10,388	87	1,077	31	1,259	132	2,310	253	15,034	503

Key points

•

The deteriorated economic outlook, as detailed in the Covid-19 – estimating ECL in uncertain times section, including forecast increases in unemployment, resulted in increased account level IFRS 9 PDs. Consequently, compared to the 2019 year-end, a larger proportion of accounts exhibited a SICR causing Stage 2 exposures to increase significantly.

•	As expected, ECL coverage was higher in accounts that were more than 30 days past due than those in Stage 2 for other reasons.

	Property		Corporate		FI		Other		Total
	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL
30 June 2020	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Wholesale
Currently in arrears (>30 DPD)	346	7	492	27	75	3	-	-	913	37
Currently up-to-date	12,054	385	49,550	1,527	3,714	66	1	-	65,319	1,978
- PD deterioration	10,715	304	47,137	1,418	3,217	38	1	-	61,070	1,760
- Up-to-date, PD persistence	25	-	81	1	1	-	-	-	107	1
- Other driver (forbearance, RoCL etc)	1,314	81	2,332	108	496	28	-	-	4,142	217
Total Stage 2	12,400	392	50,042	1,554	3,789	69	1	-	66,232	2,015

31 December 2019
Wholesale
Currently in arrears (>30 DPD)	57	2	219	6	7	-	-	-	283	8
Currently up-to-date	2,523	45	9,485	192	539	4	4	-	12,551	241
- PD deterioration	1,386	28	6,083	144	368	3	3	-	7,840	175
- Up-to-date, PD persistence	45	1	183	5	2	-	-	-	230	6
- Other driver (forbearance, RoCL etc)	1,092	16	3,219	43	169	1	1	-	4,481	60
Total Stage 2	2,580	47	9,704	198	546	4	4	-	12,834	249

Key points

•

The deteriorated economic outlook, as detailed in the Covid-19 – estimating ECL in uncertain times section, including significant falls in GDP and commercial real estate valuations, resulted in increased IFRS 9 PDs. Consequently, compared to the 2019 year-end, a larger proportion of the exposures exhibited a SICR causing Stage 2 exposures to increase significantly.

•	PD deterioration is the main trigger for identifying a SICR and Stage 2 treatment, although there has also been an increase in arrears.
•	There was an increase in flows on to the Risk of Credit Loss framework, however, these have been recorded under PD deterioration if this Stage 2 trigger has also been met.

NatWest Group – Form 6-K Interim Results 2020	64

Capital and risk management

Credit risk – Banking activities continued

Stage 2 decomposition by a significant increase in credit risk trigger

	UK mortgages		RoI mortgages		Credit cards		Other		Total
30 June 2020	£m	%	£m	%	£m	%	£m	%	£m	%
Personal trigger (1)
PD movement	19,557	81.2	1,362	61.7	889	67.2	2,635	83.3	24,443	79.5
PD persistence	1,017	4.2	66	3.0	293	22.2	257	8.1	1,633	5.3
Adverse credit bureau recorded with credit reference agency	2,910	12.1	-	-	51	3.9	69	2.2	3,030	9.8
Forbearance support provided	209	0.9	2	0.1	-	-	37	1.2	248	0.8
Customers in collections	112	0.5	53	2.4	4	0.3	54	1.7	223	0.7
Other reasons (2)	228	0.9	724	32.8	84	6.4	109	3.4	1,145	3.7
Days past due >30	52	0.2	-	-	-	-	4	0.1	56	0.2
	24,085	100	2,207	100	1,321	100	3,165	100	30,778	100
31 December 2019
Personal trigger (1)
PD movement	4,583	44.0	223	20.7	742	59.0	1,538	66.6	7,086	47.1
PD persistence	1,815	17.5	252	23.4	422	33.5	542	23.5	3,031	20.2
Adverse credit bureau recorded with credit reference agency	3,236	31.2	-	-	59	4.7	102	4.4	3,397	22.6
Forbearance support provided	163	1.6	3	0.3	-	-	10	0.4	176	1.2
Customers in collections	137	1.3	74	6.9	3	0.2	36	1.6	250	1.7
Other reasons (2)	339	3.3	525	48.7	33	2.6	56	2.4	953	6.3
Days past due >30	115	1.1	-	-	-	-	26	1.1	141	0.9
	10,388	100	1,077	100	1,259	100	2,310	100	15,034	100

For the notes to the table, refer to the next page.

Key points

•

The primary driver of credit deterioration was PD, which including persistence, accounted for the majority of movements into Stage 2. High risk back-stops, for example, forbearance and adverse credit bureau, provide additional valuable discrimination.

•	However, with a larger proportion of exposures now triggering PD deterioration following the deteriorated economic outlook, the proportion of accounts triggering high risk backstops alone decreased.

NatWest Group – Form 6-K Interim Results 2020	65

Capital and risk management

Credit risk – Banking activities continued

Stage 2 decomposition by a significant increase in credit risk trigger

	Property		Corporate		FI		Other		Total
	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL
30 June 2020	£m	%	£m	%	£m	%	£m	%	£m	%
Wholesale trigger (1)
PD movement	10,849	87.6	47,483	94.9	3,259	86.0	1	100	61,592	93.0
PD persistence	25	0.2	82	0.2	1	-	-	-	108	0.2
Risk of credit loss	449	3.6	1,007	2.0	211	5.6	-	-	1,667	2.5
Forbearance support provided	17	0.1	16	-	19	0.5	-	-	52	0.1
Customers in collections	16	0.1	63	0.1	-	-	-	-	79	0.1
Other reasons (3,4)	959	7.7	1,296	2.6	266	7.0	-	-	2,521	3.8
Days past due >30	85	0.7	95	0.2	33	0.9	-	-	213	0.3
	12,400	100	50,042	100	3,789	100	1	100	66,232	100

31 December 2019
Wholesale trigger (1)
PD movement	1,416	54.8	6,129	63.1	368	67.4	3	75.0	7,916	61.7
PD persistence	45	1.7	183	1.9	3	0.5	-	-	231	1.8
Risk of credit loss	915	35.5	2,394	24.7	69	12.6	-	-	3,378	26.3
Forbearance support provided	31	1.2	140	1.4	29	5.3	-	-	200	1.6
Customers in collections	10	0.4	47	0.5	-	-	-	-	57	0.4
Other reasons (3,4)	146	5.7	659	6.8	71	13.0	1	25.0	877	6.8
Days past due >30	17	0.7	152	1.6	6	1.1	-	-	175	1.4
	2,580	100	9,704	100	546	100	4	100	12,834	100

Notes:

(1)	The table is prepared on a hierarchical basis from top to bottom, for example, accounts with PD deterioration may also trigger backstop(s) but are only reported under PD deterioration.
(2)

£322 million of Ulster Bank RoI mortgage exposure which did not meet existing SICR criteria have been classified within Stage 2 following a startegic review and are included in other reasons. It Includes customers that have accessed payday lending, interest only mortgages past end of term, a small number of mortgage customers on a highly flexible mortgage significantly behind their repayment plan and customers breaching risk appetite thresholds for new business acquisition.

(3)	Includes customers where a PD assessment cannot be undertaken due to missing PDs.
(4)

£703 million of Ulster Bank Rol Wholesale exposure which did not meet existing SICR criteria have been classified within Stage 2 following strategic and sectoral reviews and are included in other reasons..

Key points

•           PD deterioration continued to be the primary trigger of migration of exposures from Stage 1 to Stage 2. As the economic outlook deteriorated, it now accounts for a higher proportion of the balances migrated to Stage 2.

•           Moving exposures on to the Risk of Credit Loss framework remains an important backstop indicator of a SICR.

•           The exposures classified under the Stage 2 Risk of Credit Loss framework trigger decreased over the period as more exposures were captured under the PD deterioration Stage 2 trigger.

•           NatWest Group continues to appraise its IFRS 9 SICR rules in the context of effectiveness, volatility and industry consistency. The recent PD driven increase in Stage 2 exposures in the Wholesale portfolios highlighted the gradual diminished impact on ECL of the threshold for better quality portfolios under stress, suggesting possible conservatism in the SICR rules for these portfolios. As an illustration, an increase of the de minimus PD threshold to 0.75% in the SICR rules could decrease the Wholesale portfolios Stage 2 exposure by 24% with a two basis point reduction on good book ECL coverage.

NatWest Group – Form 6-K Interim Results 2020	66

Capital and risk management

Credit risk – Banking activities continued

Stage 3 vintage analysis

The table below shows estimated vintage analysis of the material Stage 3 portfolios totalling 83% of the Stage 3 loans of £7.0 billion.

	30 June 2020			31 December 2019
	UK Personal	Ulster Bank		UK Personal	Ulster Bank
	Banking	RoI		Banking	RoI
	mortgages	mortgages	Wholesale	mortgages	mortgages	Wholesale
Stage 3 loans (£bn)	1.3	1.4	3.1	1.3	1.9	2.3
Vintage (time in default):
<1 year	33%	5%	46%	32%	13%	37%
1-3 years	26%	18%	15%	23%	12%	14%
3-5 years	10%	23%	9%	11%	23%	9%
5-10 years	23%	41%	30%	26%	44%	40%
>10 years	8%	12%	-	8%	8%	-
	100%	100%	100%	100%	100%	100%

Key points

•       Mortgages – The proportion of the Stage 3 defaulted population who have been in default for over five years reflected NatWest Group’s support for customers in financial difficulty. When customers continue to engage constructively with NatWest Group, making regular payments, NatWest Group continues to support them. NatWest Group’s provisioning approach retains customers in Stage 3 for a life-time loss provisioning calculation, even when their arrears status reverts to below 90 days past due.

•       Wholesale – The value of Stage 3 loans that have been impaired for > 5 years was mainly due to customers being in a protracted formal insolvency process or subject to litigation or a complaints process.

Asset quality

The table below shows asset quality bands of gross loans and ECL by stage for the Personal portfolio.

	Gross loans				ECL provisions				ECL provisions coverage
30 June 2020	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
UK mortgages
AQ1-AQ4	92,865	4,672	-	97,537	10	14	-	24	0.01	0.30	-	0.02
AQ5-AQ8	49,355	18,440	-	67,795	7	138	-	145	0.01	0.75	-	0.21
AQ9	325	973	-	1,298	-	42	-	42	-	4.32	-	3.24
AQ10	-	-	1,533	1,533	-	-	250	250	-	-	16.31	16.31
	142,545	24,085	1,533	168,163	17	194	250	461	0.01	0.81	16.31	0.27
RoI mortgages
AQ1-AQ4	7,820	964	-	8,784	13	37	-	50	0.17	3.84	-	0.57
AQ5-AQ8	2,576	927	-	3,503	4	45	-	49	0.16	4.85	-	1.40
AQ9	6	316	-	322	-	16	-	16	-	5.06	-	4.97
AQ10	-	-	1,370	1,370	-	-	456	456	-	-	33.28	33.28
	10,402	2,207	1,370	13,979	17	98	456	571	0.16	4.44	33.28	4.08
Credit cards
AQ1-AQ4	35	7	-	42	2	1	-	3	5.71	14.29	-	7.14
AQ5-AQ8	2,350	1,260	-	3,610	45	226	-	271	1.91	17.94	-	7.51
AQ9	2	54	-	56	-	16	-	16	-	29.63	-	28.57
AQ10	-	-	110	110	-	-	86	86	-	-	78.18	78.18
	2,387	1,321	110	3,818	47	243	86	376	1.97	18.40	78.18	9.85
Other personal
AQ1-AQ4	883	48	-	931	7	11	-	18	0.79	22.92	-	1.93
AQ5-AQ8	5,148	2,791	-	7,939	87	357	-	444	1.69	12.79	-	5.59
AQ9	67	326	-	393	3	107	-	110	4.48	32.82	-	27.99
AQ10	-	-	734	734	-	-	612	612	-	-	83.38	83.38
	6,098	3,165	734	9,997	97	475	612	1,184	1.59	15.01	83.38	11.84
Total personal
AQ1-AQ4	101,603	5,691	-	107,294	32	63	-	95	0.03	1.11	-	0.09
AQ5-AQ8	59,429	23,418	-	82,847	143	766	-	909	0.24	3.27	-	1.10
AQ9	400	1,669	-	2,069	3	181	-	184	0.75	10.84	-	8.89
AQ10	-	-	3,747	3,747	-	-	1,404	1,404	-	-	37.47	37.47
	161,432	30,778	3,747	195,957	178	1,010	1,404	2,592	0.11	3.28	37.47	1.32

Note:

(1)             AQ10 includes £0.5 billion (31 December 2019 - £0.6 billion) of RoI mortgages which are not currently considered defaulted for capital calculation purposes for RoI but are included in Stage 3

NatWest Group – Form 6-K Interim Results 2020	67

Capital and risk management

Credit risk – Banking activities continued

Asset quality

	Gross loans				ECL provisions				ECL provisions coverage
31 December 2019	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
UK mortgages
AQ1-AQ4	90,494	2,579	-	93,073	6	7	-	13	0.01	0.27	-	0.01
AQ5-AQ8	58,039	6,939	-	64,978	8	55	-	63	0.01	0.79	-	0.10
AQ9	96	870	-	966	-	25	-	25	-	2.87	-	2.59
AQ10	-	-	1,414	1,414	-	-	240	240	-	-	16.97	16.97
	148,629	10,388	1,414	160,431	14	87	240	341	0.01	0.84	16.97	0.21
RoI mortgages
AQ1-AQ4	6,215	212	-	6,427	4	4	-	8	0.06	1.89	-	0.12
AQ5-AQ8	4,416	615	-	5,031	7	19	-	26	0.16	3.09	-	0.52
AQ9	1	250	-	251	-	8	-	8	-	3.20	-	3.19
AQ10	-	-	1,863	1,863	-	-	581	581	-	-	31.19	31.19
	10,632	1,077	1,863	13,572	11	31	581	623	0.10	2.88	31.19	4.59
Credit cards
AQ1-AQ4	364	11	-	375	1	1	-	2	0.27	9.09	-	0.53
AQ5-AQ8	2,734	1,187	-	3,921	39	112	-	151	1.43	9.44	-	3.85
AQ9	5	61	-	66	-	19	-	19	-	31.15	-	28.79
AQ10	-	-	116	116	-	-	89	89	-	-	76.72	76.72
	3,103	1,259	116	4,478	40	132	89	261	1.29	10.48	76.72	5.83
Other personal
AQ1-AQ4	1,231	59	-	1,290	4	5	-	9	0.32	8.47	-	0.70
AQ5-AQ8	6,127	2,045	-	8,172	59	195	-	254	0.96	9.54	-	3.11
AQ9	78	206	-	284	2	53	-	55	2.56	25.73	-	19.37
AQ10	-	-	643	643	-	-	539	539	-	-	83.83	83.83
	7,436	2,310	643	10,389	65	253	539	857	0.87	10.95	83.83	8.25
Total personal
AQ1-AQ4	98,304	2,861	-	101,165	15	17	-	32	0.02	0.59	-	0.03
AQ5-AQ8	71,316	10,786	-	82,102	113	381	-	494	0.16	3.53	-	0.60
AQ9	180	1,387	-	1,567	2	105	-	107	1.11	7.57	-	6.83
AQ10	-	-	4,036	4,036	-	-	1,449	1,449	-	-	35.90	35.90
	169,800	15,034	4,036	188,870	130	503	1,449	2,082	0.08	3.35	35.90	1.10

Key points

•           In the Personal portfolios, the asset quality distribution deteriorated slightly in credit cards and other personal since the year-end, with the Basel II point-in-time PDs yet to reflect the expected credit deterioration.

•           The majority of exposures were in AQ1-AQ4, with a significant proportion in AQ5-AQ8. As expected, mortgage exposures have a higher proportion in AQ1-AQ4 than unsecured borrowing.

•           The relatively high level of Stage 3 impaired assets (AQ10) in RoI mortgages reflected their legacy mortgage portfolio and the residual effects from the financial crisis.

•           In other personal, the relatively high level of exposures in AQ10 reflected that impaired assets can be held on the balance sheet, with commensurate ECL provision for up to six years after default.

•           ECL provisions coverage shows the expected trend with increased coverage in the poorer asset quality bands, and also by stage.

NatWest Group – Form 6-K Interim Results 2020	68

Capital and risk management

Credit risk – Banking activities continued

Asset quality

The table below shows asset quality bands of gross loans and ECL by stage for the Wholesale portfolio.

	Gross loans				ECL provisions				ECL provisions coverage
30 June 2020	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Property
AQ1-AQ4	14,066	3,052	-	17,118	16	56	-	72	0.11	1.83	-	0.42
AQ5-AQ8	12,100	9,169	-	21,269	110	320	-	430	0.91	3.49	-	2.02
AQ9	616	179	-	795	-	16	-	16	-	8.94	-	2.01
AQ10	-	-	1,259	1,259	-	-	513	513	-	-	40.75	40.75
	26,782	12,400	1,259	40,441	126	392	513	1,031	0.47	3.16	40.75	2.55
Corporate
AQ1-AQ4	9,419	15,479	-	24,898	21	155	-	176	0.22	1.00	-	0.71
AQ5-AQ8	18,094	34,000	-	52,094	111	1,350	-	1,461	0.61	3.97	-	2.80
AQ9	2,148	563	-	2,711	1	49	-	50	0.05	8.70	-	1.84
AQ10	-	-	2,012	2,012	-	-	938	938	-	-	46.62	46.62
	29,661	50,042	2,012	81,715	133	1,554	938	2,625	0.45	3.11	46.62	3.21
Financial institutions
AQ1-AQ4	34,532	2,342	-	36,874	13	12	-	25	0.04	0.51	-	0.07
AQ5-AQ8	4,590	1,440	-	6,030	9	57	-	66	0.20	3.96	-	1.09
AQ9	11	7	-	18	-	-	-	-	-	-	-	-
AQ10	-	-	10	10	-	-	5	5	-	-	50.00	50.00
	39,133	3,789	10	42,932	22	69	5	96	0.06	1.82	50.00	0.22
Sovereign
AQ1-AQ4	9,274	-	-	9,274	9	-	-	9	0.10	-	-	0.10
AQ5-AQ8	157	1	-	158	1	-	-	1	0.64	-	-	0.63
AQ 9	5	-	-	5	-	-	-	-	-	-	-	-
AQ10	-	-	6	6	-	-	-	-	-	-	-	-
	9,436	1	6	9,443	10	-	-	10	0.11	-	-	0.11
Total
AQ1-AQ4	67,291	20,873	-	88,164	59	223	-	282	0.09	1.07	-	0.32
AQ5-AQ8	34,941	44,610	-	79,551	231	1,727	-	1,958	0.66	3.87	-	2.46
AQ9	2,780	749	-	3,529	1	65	-	66	0.04	8.68	-	1.87
AQ10	-	-	3,287	3,287	-	-	1,456	1,456	-	-	44.30	44.30
	105,012	66,232	3,287	174,531	291	2,015	1,456	3,762	0.28	3.04	44.30	2.16

NatWest Group – Form 6-K Interim Results 2020	69

Capital and risk management

Credit risk – Banking activities continued

Asset quality

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
31 December 2019	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Property
AQ1-AQ4	15,590	413	–	16,003	7	6	–	13	0.04	1.45	–	0.08
AQ5-AQ8	17,268	2,115	–	19,383	38	36	–	74	0.22	1.70	–	0.38
AQ9	38	52	–	90	–	5	–	5	–	9.62	–	5.56
AQ10	–	–	895	895	–	–	402	402	–	–	44.92	44.92
	32,896	2,580	895	36,371	45	47	402	494	0.14	1.82	44.92	1.36
Corporate
AQ1-AQ4	22,373	616	–	22,989	12	11	–	23	0.05	1.79	–	0.10
AQ5-AQ8	37,133	8,803	–	45,936	111	169	–	280	0.30	1.92	–	0.61
AQ9	183	285	–	468	1	18	–	19	0.55	6.32	–	4.06
AQ10	–	–	1,649	1,649	–	–	859	859	–	–	52.09	52.09
	59,689	9,704	1,649	71,042	124	198	859	1,181	0.21	2.04	52.09	1.66
Financial institutions
AQ1-AQ4	32,297	225	–	32,522	7	1	–	8	0.02	0.44	–	0.02
AQ5-AQ8	3,406	319	–	3,725	9	2	–	11	0.26	0.63	–	0.30
AQ9	4	2	–	6	–	1	–	1	–	50.00	–	16.67
AQ10	–	–	13	13	–	–	8	8	–	–	61.54	61.54
	35,707	546	13	36,266	16	4	8	28	0.04	0.73	61.54	0.08
Sovereign
AQ1-AQ4	7,268	4	–	7,272	7	–	–	7	0.10	–	–	0.10
AQ5-AQ8	142	–	–	142	–	–	–	–	–	–	–	–
AQ10	–	–	5	5	–	–	–	–	–	–	–	–
	7,410	4	5	7,419	7	–	–	7	0.09	–	–	0.09
Total
AQ1-AQ4	77,528	1,258	–	78,786	33	18	–	51	0.04	1.43	–	0.06
AQ5-AQ8	57,949	11,237	–	69,186	158	207	–	365	0.27	1.84	–	0.53
AQ9	225	339	–	564	1	24	–	25	0.44	7.08	–	4.43
AQ10	–	–	2,562	2,562	–	–	1,269	1,269	–	–	49.53	49.53
	135,702	12,834	2,562	151,098	192	249	1,269	1,710	0.14	1.94	49.53	1.13

Key points

•                Across the Wholesale portfolio, the asset quality band distribution differed, reflecting the diverse nature of the sectors, however, asset quality deterioration was observed across most sectors in H1 2020 as the impacts of Covid-19 affected customers’ operations and markets.

•                Within the Wholesale portfolio, customer credit grades are being reassessed as and when a request for financing is made, a scheduled customer credit review is undertaken or a material event specific to that customer occurs.

•                As noted above, a request for support using one of the government-backed Covid-19 support schemes is not itself a reason for a customer’s credit grade to be amended.

•                The magnitude of credit migration in Wholesale was influenced by Covid-19 specific guidance on credit grading for customers in place during Q2 2020. NatWest Group established this guidance to provide consistency and fair outcomes for these customers, whilst appropriately reflecting the economic outlook at that time. Large or complex customers were graded using financial forecasts, incorporating both the impact of Covid-19, and the length of the time to return to within credit appetite metrics.

•                All other customers who were not subject to any wider SICR triggers and who were assessed as having the ability in the medium-term post-crisis to be viable and meet credit appetite metrics were graded using audited accounts.

•                NatWest Group identified those customers for whom additional borrowing would require remedial action to return to within risk appetite over the medium term, and customers who were exhibiting signs of financial stress before the Covid-19 crisis. These customers were graded with reference to the impact Covid-19 had on their business.

•                Tailored guidance applies to financial institutions and, where appropriate, specialist credit grading models.

•                ECL provisions coverage shows the expected trend with increased coverage in the poorer asset quality bands, and also by stage.

•                The relatively low provision coverage for Stage 3 loans in the property sector reflected the secured nature of the exposures.

NatWest Group – Form 6-K Interim Results 2020	70

Capital and risk management

Credit risk – Trading activities

This section details the credit risk profile of NatWest Group’s trading activities.

Securities financing transactions and collateral

The table below shows securities financing transactions in NatWest Markets and Treasury. Balance sheet captions include balances held at all classifications under IFRS 9.

	Reverse repos			Repos
			Outside			Outside
		Of which:	netting		Of which:	netting
	Total	can be offset	arrangements	Total	can be offset	arrangements
30 June 2020	£m	£m	£m	£m	£m	£m
Gross	80,186	79,972	214	68,927	66,816	2,111
IFRS offset	(43,196)	(43,196)	–	(43,196)	(43,196)	–
Carrying value	36,990	36,776	214	25,731	23,620	2,111

Master netting arrangements	(321)	(321)	–	(321)	(321)	–
Securities collateral	(33,982)	(33,982)	–	(23,299)	(23,299)	–
Potential for offset not recognised under IFRS	(34,303)	(34,303)	–	(23,620)	(23,620)	–
Net	2,687	2,473	214	2,111	–	2,111

31 December 2019
Gross	74,156	73,348	808	71,494	69,020	2,474
IFRS offset	(39,247)	(39,247)	–	(39,247)	(39,247)	–
Carrying value	34,909	34,101	808	32,247	29,773	2,474

Master netting arrangements	(562)	(562)	–	(562)	(562)	–
Securities collateral	(33,178)	(33,178)	–	(29,211)	(29,211)	–
Potential for offset not recognised under IFRS	(33,740)	(33,740)	–	(29,773)	(29,773)	–
Net	1,169	361	808	2,474	–	2,474

NatWest Group – Form 6-K Interim Results 2020	71

Capital and risk management

Credit risk – Trading activities continued

Derivatives

The table below shows derivatives by type of contract. The master netting agreements and collateral shown do not result in a net presentation on the balance sheet under IFRS 9. A significant proportion (more than 90%) of the derivatives relate to trading activities in NatWest Markets. The table also includes hedging derivatives in Treasury.

	30 June 2020							31 December 2019
		Notional
	GBP	USD	Euro	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m
Gross exposure						195,492	192,888		160,942	158,603
IFRS offset						(12,073)	(13,029)		(10,913)	(11,724)
Carrying value	3,929	5,042	5,931	1,951	16,853	183,419	179,859	15,063	150,029	146,879
Of which:
Interest rate (1)
Interest rate swaps						112,520	106,842		89,646	86,123
Options purchased						26,614	–		15,300	–
Options written						–	26,463		–	13,198
Futures and forwards						3	3		11	10
Total	3,560	3,428	5,312	905	13,205	139,137	133,308	11,293	104,957	99,331
Exchange rate
Spot, forwards and futures						25,169	25,250		30,348	30,728
Currency swaps						12,442	13,894		8,795	10,296
Options purchased						6,475	–		5,649	–
Options written						–	7,019		–	6,117
Total	367	1,607	610	1,046	3,630	44,086	46,163	3,750	44,792	47,141
Credit	2	5	9	–	16	177	370	17	280	359
Equity and commodity	–	2	–	–	2	19	18	3	–	48
Carrying value					16,853	183,419	179,859	15,063	150,029	146,879

Counterparty mark-to-market netting						(150,183)	(150,183)		(122,697)	(122,697)
Cash collateral						(22,739)	(20,306)		(18,685)	(17,296)
Securities collateral						(5,654)	(2,966)		(4,292)	(1,276)
Net exposure						4,843	6,404		4,355	5,610

Banks (2)						296	686		621	857
Other financial institutions (3)						1,549	3,884		1,020	4,088
Corporate (4)						2,783	1,721		2,452	639
Government (5)						215	113		262	26
Net exposure						4,843	6,404		4,355	5,610

UK						3,156	3,971		2,052	3,153
Europe						1,023	1,537		1,393	1,898
US						315	599		428	331
RoW						349	297		482	228
Net exposure						4,843	6,404		4,355	5,610

Asset quality of uncollateralised derivative assets
AQ1-AQ4						3,706			3,361
AQ5-AQ8						981			972
AQ9-AQ10						156			22
Net exposure						4,843			4,355

Notes:

(1)             The notional amount of interest rate derivatives included £9,263 billion (31 December 2019 – £7,090 billion) in respect of contracts cleared through central clearing counterparties.

(2)             Transactions with certain counterparties with whom NatWest Group has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions for example China where the collateral agreements are not deemed to be legally enforceable.

(3)             Transactions with securitisation vehicles and funds where collateral posting is contingent on NatWest Group’s external rating.

(4)             Mainly large corporates with whom NatWest Group may have netting arrangements in place, but operational capability does not support collateral posting.

(5)             Sovereigns and supranational entities with one-way collateral agreements in their favour.

NatWest Group – Form 6-K Interim Results 2020	72

Capital and risk management

Credit risk – Trading activities continued

Debt securities

The table below shows debt securities held at mandatory fair value through profit or loss by issuer as well as ratings based on the lowest of Standard & Poor’s, Moody’s and Fitch. A significant proportion (more than 95%) of these positions are trading securities in NatWest Markets.

	Central and local government			Financial
	UK	US	Other	institutions	Corporate	Total
30 June 2020	£m	£m	£m	£m	£m	£m
AAA	-	-	2,265	934	3	3,202
AA to AA+	-	4,570	3,377	678	52	8,677
A to AA-	4,515	-	1,608	345	85	6,553
BBB- to A-	-	-	4,773	625	1,064	6,462
Non-investment grade	-	-	58	149	90	297
Unrated	-	-	-	328	43	371
Total	4,515	4,570	12,081	3,059	1,337	25,562
Short positions	(4,210)	(1,801)	(12,883)	(1,442)	(122)	(20,458)

31 December 2019
AAA	-	-	2,197	1,188	5	3,390
AA to AA+	4,897	5,458	2,824	333	87	13,599
A to AA-	-	-	3,297	755	109	4,161
BBB- to A-	-	-	6,508	872	895	8,275
Non-investment grade	-	-	76	298	150	524
Unrated	-	-	-	420	48	468
Total	4,897	5,458	14,902	3,866	1,294	30,417
Short positions	(4,340)	(1,392)	(13,749)	(1,620)	(86)	(21,187)

Key point

•                                         Fitch downgraded the UK’s Long Term Issuer Default Ratings to AA-, from AA, in Q1 2020.

NatWest Group – Form 6-K Interim Results 2020	73

Capital and risk management

Non-traded market risk

Non-traded market risk is the risk to the value of assets or liabilities outside the trading book, or the risk to income, that arises from changes in market prices such as interest rates, foreign exchange rates and equity prices, or from changes in managed rates.

Key developments

•              The outbreak of Covid-19 triggered exceptional volatility in non-traded market risk factors in March 2020 and a global sell-off across all asset classes. This notably affected credit spreads (the spread between bond yield and swap rates) arising from the liquidity portfolios held by Treasury and resulted in a sharp increase in total non-traded VaR for H1 2020.

•              The Bank of England cut the UK base rate in March 2020, from 0.75% to 0.10%. In response, NatWest Group reduced customer deposit rates, but by less than the cut in base rate, resulting in margin compression. Given the very low levels of interest rates, scope to reduce deposit rates is constrained.

•              The five-year sterling interest rate swap rate fell to 0.13% at 30 June 2020 from 0.81% at 31 December 2019. The corresponding ten-year rate fell to 0.25% from 0.93%. The structural hedge provides some protection against volatility in interest rates. As a result, the move in the structural hedge yield over the same period was less material, falling to 1.12% from 1.18%.

•              During H1 2020, NatWest Group continued to make progress on the transition from LIBOR to alternative risk-free rates. An increasing proportion of structural hedges and hedges of other portfolios are written against swaps linked to SONIA, instead of LIBOR.

•              Sterling weakened against both the US dollar and the euro over the period. Against the dollar, sterling was 1.24 at 30 June 2020 compared to 1.32 at 31 December 2019. Against the euro, it was 1.10 at 30 June 2020 compared to 1.18 at 31 December 2019. Structural foreign currency exposures increased, in sterling equivalent terms, by £653 million over the period.

Non-traded internal VaR (1-day 99%)

The following table shows one-day internal banking book Value-at-Risk (VaR) at a 99% confidence level, split by risk type.

	Half year ended
	30 June 2020				30 June 2019				31 December 2019
				Period				Period				Period
	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	12.8	16.9	8.0	16.9	11.9	14.0	9.3	9.9	10.1	12.8	8.0	8.2
Euro	1.7	2.8	1.3	1.3	1.2	1.8	0.7	1.8	1.5	2.3	1.1	1.3
Sterling	10.7	15.8	6.6	15.8	11.5	14.1	9.5	9.9	10.0	12.4	8.0	8.0
US dollar	9.6	12.9	5.9	12.0	4.7	6.0	3.8	3.8	4.5	5.7	3.4	5.2
Other	0.7	0.9	0.5	0.5	0.3	0.4	0.2	0.4	0.4	0.7	0.3	0.7
Credit spread	99.6	121.1	63.7	114.7	54.9	58.0	49.2	56.6	56.3	59.7	53.6	59.7
Structural foreign
exchange rate	11.9	14.7	9.8	14.7	20.0	23.8	7.2	7.2	10.4	12.5	8.6	8.6
Equity	30.6	33.5	25.3	31.6	38.6	38.6	38.6	38.6	33.8	38.4	31.6	33.5
Pipeline risk (1)	0.5	0.7	0.3	0.5	0.3	0.5	0.2	0.3	0.4	0.9	0.2	0.2
Diversification (2)	(28.6)			(25.8)	(70.5)			(50.7)	(47.0)			(45.6)
Total	126.8	159.9	70.8	152.6	55.2	61.9	48.1	61.9	64.0	64.6	63.0	64.6

Notes:

(1)

Pipeline risk is the risk of loss arising from personal customers owning an option to draw down a loan – typically a mortgage – at a committed rate, where interest rate changes may result in greater or fewer customers than anticipated taking up the committed offer.

(2)

NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

NatWest Group – Form 6-K Interim Results 2020	74

Capital and risk management

Non-traded market risk continued

Structural hedging

NatWest Group has a significant pool of stable, non and low interest-bearing liabilities, principally comprising equity and money transmission accounts. These balances are usually hedged, either by investing directly in longer-term fixed-rate assets (such as fixed-rate mortgages or UK government gilts) or by using interest rate swaps, which are generally booked as cash flow hedges of floating rate assets, in order to provide a consistent and predictable revenue stream.

After hedging the net interest rate exposure externally, NatWest Group allocates income to equity or products in structural hedges by reference to the relevant interest rate swap curve. Over time, this approach has provided a basis for stable income attribution to products and interest rate returns. The programme aims to track a time series of medium-term swap rates, but the yield will be affected by changes in product volumes and NatWest Group’s capital composition.

The table below shows the incremental income allocation above three-month LIBOR, total income allocation including three-month LIBOR, the period end and average notional balances, and the total yield including three-month LIBOR associated with the structural hedges managed by NatWest Group.

	Half year ended
	30 June 2020					30 June 2019					31 December 2019
			Period					Period					Period
	Incremental	Total	-end	Average	Total	Incremental	Total	-end	Average	Total	Incremental	Total	-end	Average	Total
	income	income	notional	notional	yield	income	income	notional	notional	yield	income	income	notional	notional	yield
	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%
Equity structural hedging	209	294	24	25	2.39	197	332	29	29	2.31	201	312	25	26	2.41
Product structural hedging	146	503	114	112	0.90	82	558	111	111	1.01	102	536	111	111	0.97
Other structural hedging	42	78	20	20	0.78	27	84	21	21	0.79	33	82	21	21	0.79
Total	397	875	158	157	1.12	306	974	161	161	1.21	336	930	157	158	1.18

Equity structural hedges refer to income allocated primarily to equity and reserves. As a result of ring-fencing in the UK, equity structural hedges were allocated to NWH Group and NWM Plc. At 30 June 2020, the equity structural hedge notional was allocated between the two businesses in a ratio of approximately 80/20 respectively.

Product structural hedges refer to income allocated to customer products by NWH Treasury, mainly current accounts and customer deposits in Commercial Banking and UK Personal Banking (excluding Ulster Bank). Other structural hedges refer to hedges managed by UBI DAC, Private Banking, Ulster Bank Limited and RBS International.

At 30 June 2020, approximately 91% by notional of total structural hedges were sterling-denominated.

The following table presents the incremental income associated with product structural hedges at segment level.

	Half year ended
	30 June	30 June	31 December
	2020	2019	2019
	£m	£m	£m
UK Personal Banking	66	38	47
Commercial Banking	80	44	55
Total	146	82	102

Key points

•

The five-year sterling swap rate fell to 0.13% at the end of June 2020 from 0.81% at December 2019. The ten-year sterling swap rate also fell, to 0.25% from 0.93%. The yield of the structural hedge fell as new product hedges and maturing hedges across the portfolio were reinvested at lower market rates. At 1.12% the overall yield was still higher than market swap rates at 30 June 2020.

•	Incremental income in excess of three-month LIBOR continued to increase. This was primarily due to lower three-month LIBOR fixings, resulting in more income benefit from the hedge.

NatWest Group – Form 6-K Interim Results 2020	75

Capital and risk management

Non-traded market risk continued

Sensitivity of net interest earnings

Net interest earnings are sensitive to changes in the level of interest rates, mainly because maturing structural hedges are replaced at higher or lower rates and changes to coupons on managed rate customer products do not always match changes in market rates of interest or central bank policy rates.

The sensitivity of the net interest earnings table shows the expected impact, over 12 months, to an immediate upward or downward change of 25 and 100 basis points to all interest rates. Yield curves move in parallel in upward rate shocks. However, in downward rate shocks, interest rates are assumed to floor at 0% or, for euro rates, at the current negative rate. At 30 June 2020, the floor also affects sterling interest rates, reducing the size of the downward rate shock at most maturities. The methodology, assumptions and limitations relating to the following two earnings sensitivity tables did not change materially in H1 2020. For further details, refer to pages 177-178 of the 2019 Annual Report and Accounts on Form 20-F.

	Parallel shifts in yield curve
	+25 basis points	-25 basis points	+100 basis points	-100 basis points
30 June 2020	£m	£m	£m	£m
Euro	2	-	78	-
Sterling	321	(143)	1,018	(147)
US dollar	20	(19)	84	(17)
Other	2	-	11	-
Total	345	(162)	1,191	(164)

30 June 2019
Euro	23	5	88	9
Sterling	201	(142)	707	(706)
US dollar	15	(9)	51	(52)
Other	(2)	2	(9)	15
Total	237	(144)	837	(734)

31 December 2019
Euro	25	(2)	129	(3)
Sterling	172	(158)	716	(706)
US dollar	16	(11)	66	(52)
Other	(1)	1	(3)	5
Total	212	(170)	908	(756)

The table below shows the net interest earnings sensitivity of structural hedges and managed rate accounts on a one, two and three-year forward-looking basis to a parallel upward or downward interest rate shift of 25 basis points. The projection is a simple sensitivity assuming a constant balance sheet, with no change in customer behaviour or margin management strategy from rate changes. The impact on structural hedges rises as more maturing hedges are reinvested over the three-year period.

	+25 basis points parallel upward shift			-25 basis points parallel downward shift
	Year 1	Year 2 (1)	Year 3 (1)	Year 1	Year 2 (1)	Year 3 (1)
30 June 2020	£m	£m	£m	£m	£m	£m
Structural hedges	31	97	169	(17)	(59)	(114)
Managed margin (2)	323	348	348	(134)	(72)	(87)
Other	(8)			(11)
Total	346	445	517	(162)	(131)	(201)

31 December 2019
Structural hedges	31	97	168	(27)	(90)	(154)
Managed margin (2)	195	195	196	(158)	(127)	(128)
Other	(14)			15
Total	212	292	364	(170)	(217)	(282)

Notes:

(1)      The projections for Year 2 and Year 3 consider only the main drivers of earnings sensitivity, namely structural hedging and margin management.

(2)      Primarily current accounts and savings accounts.

Key points

•

The increased favourable sensitivity to 25 and 100-basis-point downward shifts in yield curves over H1 2020 was mainly driven by (i) the significantly increased volumes of saving and current accounts over the period and (ii) changes to estimates of the extent to which NatWest Group passes through the impact of changes in interest rates to these products. These estimates are regularly reviewed and are influenced by the overall level of interest rates, NatWest Group’s competitive position and other strategic considerations.

•

The sensitivity to the 25 and 100-basis-point downward shift in yield curves was also significantly affected by the changes to the level of interest rates. In the shock scenario, rates fell less at 30 June 2020 before hitting an assumed 0% floor compared to 31 December 2019. This resulted in a lower adverse impact at 30 June 2020 which was particularly notable in the 100-basis-point downward shock.

NatWest Group – Form 6-K Interim Results 2020	76

Capital and risk management

Non-traded market risk continued

Foreign exchange risk

The table below shows structural foreign currency exposures.

			Structural
	Net		foreign currency		Residual
	investments	Net	exposures		structural
	in foreign	investment	pre-economic	Economic	foreign currency
	operations	hedges	hedges	hedges (1)	exposures
30 June 2020	£m	£m	£m	£m	£m
US dollar	1,651	(113)	1,538	(1,538)	-
Euro	6,552	(701)	5,851	-	5,851
Other non-sterling	1,311	(398)	913	-	913
Total	9,514	(1,212)	8,302	(1,538)	6,764

31 December 2019
US dollar	1,519	-	1,519	(1,519)	-
Euro	5,914	(650)	5,264	-	5,264
Other non-sterling	1,498	(651)	847	-	847
Total	8,931	(1,301)	7,630	(1,519)	6,111

Note:

(1)

Economic hedges of US dollar net investments in foreign operations represent US dollar equity securities that do not qualify as net investment hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available. Economic hedges of other currency net investments in foreign operations represent monetary liabilities that are not booked as net investment hedges.

Key points

•	The overall increase in net investments in foreign operations and residual structural foreign currency exposures mainly reflected the weakening of sterling against other currencies.
•

Some hedging of US dollar investments was arranged during H1 2020, in advance of expected US dollar distributions from overseas businesses in Q3 2020. Hedging of other non-sterling businesses decreased following the receipt of a distribution from Coutts & Co Ltd. as part of the wind-down of this company’s operations.

•

Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposures pre-economic hedges. For example, at 30 June 2020, a 5% strengthening in foreign currencies against sterling would result in a gain of £0.4 billion in equity while a 5% weakening in foreign currencies against sterling would result in a loss of £0.4 billion in equity.

Traded market risk

Traded market risk is the risk arising from changes in fair value on positions, assets, liabilities or commitments in trading portfolios as a result of fluctuations in market prices.

Traded VaR (1-day 99%)

The table below shows one-day internal value-at-risk (VaR) for NatWest Group’s trading portfolios, split by exposure type.

	Half year ended
	30 June 2020				30 June 2019				31 December 2019
				Period				Period				Period
	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	10.1	20.2	6.1	6.1	10.3	16.9	6.9	9.8	9.1	13.6	6.3	10.6
Credit spread	16.3	27.2	8.7	17.7	9.4	12.7	7.0	9.9	11.5	14.5	9.8	10.6
Currency	4.2	8.4	2.1	3.9	3.6	5.8	2.0	3.8	4.4	10.5	1.6	3.2
Equity	0.8	2.0	0.3	0.3	0.7	2.2	0.3	0.5	0.7	1.6	0.3	0.9
Commodity	0.1	0.3	0.0	0.1	0.2	0.5	-	0.2	0.1	0.2	-	0.1
Diversification (1)	(14.8)			(9.6)	(9.3)			(10.6)	(11.1)			(11.3)
Total	16.7	25.7	10.1	18.5	14.9	21.5	12.1	13.6	14.7	21.5	10.1	14.1

Note:

(1)

NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points

•	Average traded VaR increased in H1 2020 compared to both H1 and H2 2019. This reflected Covid-19-related market volatility entering the time series used in the VaR model.
•	Despite this volatility, traded VaR remained within appetite throughout H1 2020.
•

The peaks in total, interest rate and credit spread VaR were due to client bond syndication activity, including the recent 2061 UK Gilt issuance in which NatWest Markets acted as duration manager on behalf of the UK Debt Management Office.

NatWest Group – Form 6-K Interim Results 2020	77

Capital and risk management

Other risks

Operational risk

•

During the second quarter there was significant focus on the potential operational risks arising from the change in working practices due to the pandemic, particularly the move to home-working in order to protect staff and support customers through the crisis. Management attention also focused heavily on operational resilience to ensure that planning, controls and operational activities remained robust and appropriate.

•	NatWest Group’s control environment was continually monitored to ensure that the challenges posed by adapting to the impact of Covid-19 were safely addressed.
•

There was also continued oversight of NatWest Group’s preparations for the end of the transition period, following the UK’s exit from the EU, to ensure that processes and systems are appropriate to ensure continuity of service for customers.

Compliance and Conduct risk

•

The impact of the pandemic on the NatWest Group’s conduct risk and regulatory compliance risk profiles remained an important area of focus. This included oversight of the NatWest Group’s diverse initiatives to support its customers throughout the crisis. While the NatWest Group acted to ensure customer needs were met at pace, the associated conduct and compliance risks were carefully assessed and monitored throughout.

•

In addition, there was a sustained emphasis on oversight of the NatWest Group’s pricing, payment and forbearance treatment strategies to support customers in recent months, as well as prioritising the delivery of mandatory and regulatory change programmes.

•	The transition from LIBOR to risk-free rates by the end of 2021 and continued demonstration of compliance with ring-fencing rules will remain a key focus.

Climate-related financial risk

•

Progress continued to be made on the integration of climate-related financial risks into NatWest Group’s risk management framework. This included a focus on scenario-based analysis for both physical and transition risks in preparation for the deferred Bank of England biennial exploratory scenario in 2021.

NatWest Group — Form 6-K Interim Results 2020	78

Condensed consolidated income statement for the period ended 30 June 2020 (unaudited)

	Half year ended
	30 June	30 June
	2020	2019
	£m	£m
Interest receivable	5,190	5,553
Interest payable	(1,338)	(1,549)

Net interest income (1)	3,852	4,004

Fees and commissions receivable	1,430	1,762
Fees and commissions payable	(392)	(487)
Income from trading activities	802	599
Other operating income	146	1,239

Non-interest income	1,986	3,113

Total income	5,838	7,117

Staff costs	(1,955)	(2,028)
Premises and equipment	(651)	(558)
Other administrative expenses	(696)	(863)
Depreciation and amortisation	(441)	(621)
Impairment of other intangible assets	(7)	(30)

Operating expenses	(3,750)	(4,100)

Profit before impairment losses	2,088	3,017
Impairment losses	(2,858)	(323)

Operating (loss)/profit before tax	(770)	2,694
Tax credit/(charge)	208	(194)

(Loss)/profit for the period	(562)	2,500

Attributable to:
Ordinary shareholders	(705)	2,038
Preference shareholders	16	20
Paid-in equity holders	192	182
Non-controlling interests	(65)	260
	(562)	2,500

Earnings per ordinary share	(5.8p)	16.9p
Earnings per ordinary share - fully diluted	(5.8p)	16.8p

Note:

(1)	Negative interest on loans is reported as interest payable. Negative interest on customer deposits is reported as interest receivable.

NatWest Group – Form 6-K Interim Results 2020	79

Condensed consolidated statement of comprehensive income for the period ended 30 June 2020 (unaudited)

	Half year ended
	30 June	30 June
	2020	2019
	£m	£m
(Loss)/profit for the period	(562)	2,500

Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes	68	(68)
Profit/(loss) on fair value of credit in financial liabilities
designated at FVTPL due to own credit risk	83	(96)
FVOCI financial assets	(120)	38
Tax	-	26
	31	(100)
Items that do qualify for reclassification
FVOCI financial assets	(111)	(12)
Cash flow hedges	417	402
Currency translation	575	(241)
Tax	(179)	(122)
	702	27
Other comprehensive income/(loss) after tax	733	(73)
Total comprehensive income for the period	171	2,427

Attributable to:
Ordinary shareholders	14	1,950
Preference shareholders	16	20
Paid-in equity holders	192	182
Non-controlling interests	(51)	275
	171	2,427

NatWest Group – Form 6-K Interim Results 2020	80

Condensed consolidated balance sheet as at 30 June 2020 (unaudited)

	30 June	31 December
	2020	2019
	£m	£m
Assets
Cash and balances at central banks	100,281	77,858
Trading assets	72,402	76,745
Derivatives	183,419	150,029
Settlement balances	7,806	4,387
Loans to banks - amortised cost	12,972	10,689
Loans to customers - amortised cost	352,341	326,947
Other financial assets	62,727	61,452
Intangible assets	6,602	6,622
Other assets	8,337	8,310

Total assets	806,887	723,039

Liabilities
Bank deposits	21,119	20,493
Customer deposits	408,268	369,247
Settlement balances	6,895	4,069
Trading liabilities	75,540	73,949
Derivatives	179,859	146,879
Other financial liabilities	49,681	45,220
Subordinated liabilities	13,558	9,979
Other liabilities	8,906	9,647
Total liabilities	763,826	679,483

Equity
Ordinary shareholders' interests	38,608	38,993
Other owners' interests	4,495	4,554
Owners’ equity	43,103	43,547
Non-controlling interests	(42)	9

Total equity	43,061	43,556
Total liabilities and equity	806,887	723,039

NatWest Group – Form 6-K Interim Results 2020	81

Condensed consolidated statement of changes in equity for the period ended 30 June 2020 (unaudited)

	Half year ended
	30 June	30 June
	2020	2019
	£m	£m
Called-up share capital - at beginning of period	12,094	12,049
Ordinary shares issued	31	42
At end of period	12,125	12,091

Paid-in equity - at beginning of period	4,058	4,058
Redeemed/reclassified (1)	(1,277)	-
Securities issued during the period (2)	1,220	-
At end of period	4,001	4,058

Share premium account - at beginning of period	1,094	1,027
Ordinary shares issued	16	62
At end of period	1,110	1,089

Merger reserve - at beginning and end of period	10,881	10,881

FVOCI reserve - at beginning of period	138	343
Unrealised (losses)/gains	(123)	45
Realised gains	(107)	(133)
Tax	12	10
At end of period	(80)	265

Cash flow hedging reserve - at beginning of period	35	(191)
Amount recognised in equity	445	524
Amount transferred from equity to earnings	(28)	(122)
Tax	(111)	(94)
At end of period	341	117

Foreign exchange reserve - at beginning of period	1,343	3,278
Retranslation of net assets	527	30
Foreign currency losses on hedges of net assets	(63)	1
Tax	(95)	8
Recycled to profit or loss on disposal of businesses (3)	97	(335)
At end of period	1,809	2,982

Retained earnings - at beginning of period	13,946	14,312
Implementation of IFRS 16 on 1 January 2019	-	(187)
(Loss)/profit attributable to ordinary shareholders and other equity owners	(497)	2,240
Equity preference dividends paid	(16)	(20)
Paid-in equity dividends paid	(192)	(182)
Ordinary dividends paid	-	(1,327)
Redemption/reclassification of paid-in equity (1)	(355)	-
Realised (losses)/gains in period on FVOCI equity shares	(1)	114
Remeasurement of the retirement benefit schemes (4)
- gross	68	(68)
- tax	23	18
Changes in fair value of credit in financial liabilities designated at fair value through profit or loss
- gross	83	(96)
- tax	(8)	10
Shares issued under employee share schemes	(11)	(4)
Share-based payments	(100)	(26)
At end of period	12,940	14,784

NatWest Group – Form 6-K Interim Results 2020	82

Condensed consolidated statement of changes in equity for the period ended 30 June 2020 (unaudited) continued

	Half year ended
	30 June	30 June
	2020	2019
	£m	£m
Own shares held - at beginning of period	(42)	(21)
Shares issued under employee share schemes	95	(58)
Own shares acquired	(77)	33
At end of period	(24)	(46)
Owners' equity at end of period	43,103	46,221

Non-controlling interests - at beginning of period	9	754
Currency translation adjustments and other movements	14	15
(Loss)/profit attributable to non-controlling interests	(65)	260
Equity raised (5)	-	45
Equity withdrawn and disposals (6)	-	(1,058)
At end of period	(42)	16

Total equity at end of period	43,061	46,237

Attributable to:
Ordinary shareholders	38,608	41,667
Preference shareholders	494	496
Paid-in equity holders	4,001	4,058
Non-controlling interests	(42)	16
	43,061	46,237

Notes:

(1)	Paid-in equity reclassified to liabilities as the result of a call of US$2 billion AT1 notes in June 2020 (to be redeemed in August 2020).
(2)	AT1 capital notes totalling US$1.49 billion (net of US$10.5 million fees) issued in June 2020.
(3)

Includes £338 million arising on the completion of the Alawwal bank merger in June 2019, of which £48 million relates to tax. The merger resulted in the de-recognition of the associate investment in Alawwal bank and recognition of a new investment in SABB held at fair value through other comprehensive income (FVOCI).

(4)

Includes net gains of £90 million (€101 million) in relation to the interim re-measurement of the Ulster Bank Pension Scheme (Republic of Ireland), as a result of significant movements in underlying actuarial assumptions. In line with our policy, the present value of defined benefit obligations and the fair value of plan assets at the end of the interim reporting period are assessed to identity significant market fluctuations and one-off events since the end of the prior financial year.

(5)	Capital injection from RFS Holdings B.V. Consortium Members.
(6)	Distribution to RFS Holdings B.V. Consortium Members on completion of the Alawwal bank merger.

NatWest Group – Form 6-K Interim Results 2020	83

Condensed consolidated cash flow statement for the period ended 30 June 2020 (unaudited)

	Half year ended
	30 June	30 June
	2020	2019 (1)
	£m	£m
Operating activities
Operating (loss)/profit before tax	(770)	2,694
Adjustments for non-cash items	1,271	397

Net cash outflow from trading activities	501	3,091
Changes in operating assets and liabilities	14,281	4,083

Net cash flows from operating activities before tax	14,782	7,174
Income taxes paid	(231)	(192)

Net cash flows from operating activities	14,551	6,982
Net cash flows from investing activities	2,035	(4,770)
Net cash flows from financing activities	2,748	(705)
Effects of exchange rate changes on cash and cash equivalents	2,752	211

Net increase in cash and cash equivalents	22,086	1,718
Cash and cash equivalents at beginning of period	100,588	108,936

Cash and cash equivalents at end of period	122,674	110,654

Note:

(1)	2019 has been re-presented to align to the balance sheet classification. Furthermore, MREL was previously presented in Operating activities is now presented in Financing activities.

NatWest Group – Form 6-K Interim Results 2020	84

Notes

1. Basis of preparation

NatWest Group’s condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’. The condensed consolidated financial statements should be read in conjunction with NatWest Group plc’s (formerly The Royal Bank of Scotland Group plc) 2019 Annual Report and Accounts on Form 20-F which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern

In light of the current economic uncertainty we have updated our going concern assessment. Having reviewed NatWest Group’s forecasts, projections, including different potential scenarios and the effect of Covid-19, and other relevant evidence, the directors have a reasonable expectation that NatWest Group will continue in operational existence for the foreseeable future. Accordingly, the results for the period ended 30 June 2020 have been prepared on a going concern basis.

2. Accounting policies

NatWest Group’s principal accounting policies are as set out on pages 204-208 of the NatWest Group plc 2019 Annual Report and Accounts on Form 20-F and are unchanged other than as presented below.

Accounting policy changes effective 1 January 2020

Amendments to IFRS 3 Business Combinations (IFRS 3) - Changes to the definition of a business

The IASB amended IFRS 3 to provide additional guidance on the definition of a business. The amendment aims to help entities when determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are in line with current accounting policy and therefore did not affect the accounts.

Definition of material – Amendments to IAS 1 – Presentation of Financial Statements (IAS 1) and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors (IAS 8)

The IASB clarified the definition of ‘material’ and aligned the definition of material used in the Conceptual Framework and in other IFRS standards. The amendments clarify that materiality will depend on the nature or magnitude of information. Under the amended definition of materiality, an entity will need to assess whether the information, either individually or in combination with other information, is material in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. NatWest Group’s definition and application of materiality is in line with the definition in the amendments.

Interest Rate Benchmark Reform (IBOR reform) Phase I amendments to IFRS 9 and IAS 39

The IASB issued ‘Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)’ as a first reaction to the potential effects the IBOR reform could have on financial reporting. The amendments focused on hedge accounting and allow hedge relationships affected by the IBOR reform to be accounted for as continuing hedges. Amendments are effective for annual reporting periods beginning on or after 1 January 2020. NatWest Group early adopted these amendments for the annual period ending on 31 December 2019.

Phase II of the IASB’s IBOR reform project addressing the wider accounting issues arising from the reform is currently in re-deliberation phase and is expected to be available as a final standard for early adoption for the period ending on 31 December 2020. NatWest Group intends to early adopt the phase II standard. NatWest Group-wide IBOR transition program remains on-track and key milestones have been met. We expect conversion from LIBOR to alternative risk free rates (RFRs) to increase in H2 2020 as RFR-based products become more widely available and key market-driven conversion events occur.

Amendment to IFRS effective 1 June 2020

Covid-19 amendments on lease modifications – Amendments to IFRS 16 – Leases (IFRS 16)

The IASB published ‘amendments to IFRS 16 covering Covid-19-Related Rent Concessions’. These provide lessees with an exemption from assessing whether a Covid-19 related rent concession is a lease modification. The amendment is effective for annual reporting periods beginning on or after 1 June 2020. The effect of the amendment on NatWest Group’s financial statements is immaterial and will be adopted from 1 January 2021.

Critical accounting policies and key sources of estimation uncertainty

The judgements and assumptions that are considered to be the most important to the portrayal of NatWest Group’s financial condition are those relating to goodwill, provisions for liabilities and charges, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on page 208 of the NatWest Group plc 2019 Annual Report and Accounts on Form 20-F. During H1 2020, estimation uncertainty has been affected by the Covid-19 pandemic. Management’s consideration of this source of uncertainty is outlined in the relevant sections of this announcement (as applicable), including the ECL estimate for the period in the Capital and Risk Management section.

Information used for significant estimates

The Covid-19 pandemic has continued to cause significant economic and social disruption during the quarter ended 30 June 2020. Key financial estimates are based on a range of anticipated future economic conditions described by internally developed scenarios.  Measurement of goodwill, deferred tax and expected credit losses are highly sensitive to reasonably possible changes in those anticipated conditions. Other reasonably possible assumptions about the future include a prolonged financial effect of the Covid-19 pandemic on the economy of the UK and other countries. Changes in judgements and assumptions could result in a material adjustment to those estimates in the next reporting periods, including impairment of goodwill and this has been considered in the risk factors on pages 112 and 113.

NatWest Group – Form 6-K Interim Results 2020	85

Notes

3. Analysis of income, expenses and impairment losses

	Half year ended
	30 June	30 June
	2020	2019
	£m	£m
Loans to customers - amortised cost	4,698	4,848
Loans to banks - amortised cost	189	346
Other financial assets	303	359
Interest receivable (1)	5,190	5,553

Deposits by banks	89	144
Customer deposits	432	599
Other financial liabilities	481	481
Subordinated liabilities	218	245
Internal funding of trading businesses	118	80
Interest payable (1)	1,338	1,549
Net interest income	3,852	4,004
Net fees and commissions	1,038	1,275

Foreign exchange	344	219
Interest rate	472	397
Credit	(68)	31
Own credit adjustment	53	(46)
Equity, commodities and other	1	(2)
Income from trading activities	802	599

Operating lease and other rental income	119	127
Changes in fair value of financial assets or liabilities designated at fair value through profit or loss (2)	(21)	19
Changes in fair value of other financial assets fair value through profit or loss	(10)	31
Hedge ineffectiveness	(10)	21
Loss on disposal of amortised assets	(16)	-
Profit on disposal of fair value through other comprehensive income assets	108	16
Profit on sale of property, plant and equipment	11	15
Share of profit/(loss) of associated entities	12	(22)
(Loss)/profit on disposal of subsidiaries and associates (3)	(99)	1,037
Other income	52	(5)

Other operating income	146	1,239

Total non-interest income	1,986	3,113

Total income	5,838	7,117

Salaries	(1,290)	(1,260)
Variable compensation	(179)	(185)
Temporary and contract costs	(148)	(207)
Social security costs	(153)	(156)
Pension costs	(164)	(162)
Other	(21)	(58)
Staff costs	(1,955)	(2,028)
Premises and equipment	(651)	(558)
Depreciation and amortisation (4)	(441)	(621)
Other administrative expenses (5)	(696)	(863)
Impairment of other intangible assets	(7)	(30)

Operating expenses	(3,750)	(4,100)

Impairment losses	(2,858)	(323)
Impairments as a % of gross loans to customers	1.59%	0.21%

Notes:

(1)	Negative interest on loans is reported as interest payable. Negative interest on customer deposits is reported as interest receivable.
(2)	Including related derivatives.
(3)	Half year ended 30 June 2019 includes a gain of £444 million, a legacy liability release of £256 million and an FX recycling gain of £290 million on completion of the Alawwal bank merger.
(4)	Half year ended 30 June 2019 includes a property impairment of £133 million and accelerated depreciation of £66 million in relation to the planned reduction of the property portfolio.
(5)	Includes litigation and conduct costs, net of amounts recovered.

NatWest Group – Form 6-K Interim Results 2020	86

Notes

4. Segmental analysis

The business is organised into the following reportable segments:

•	UK Personal Banking, Ulster Bank RoI, Commercial Banking, Private Banking, RBS International, NatWest Markets and Central items & other.

Analysis of operating profit/(loss) before tax

The following tables provide a segmental analysis of operating profit/(loss) before tax by main income statement captions.

	Net	Net fees	Other			Impairment
	interest	and	non-interest	Total	Operating	(losses)/	Operating
	income	commissions	income	income	expenses	releases	profit/(loss)
Half year ended 30 June 2020	£m	£m	£m	£m	£m	£m	£m
UK Personal Banking	1,982	204	(1)	2,185	(1,075)	(657)	453
Ulster Bank RoI	194	44	11	249	(245)	(243)	(239)
Commercial Banking	1,370	552	81	2,003	(1,221)	(1,790)	(1,008)
Private Banking	251	130	11	392	(252)	(56)	84
RBS International	201	43	15	259	(126)	(46)	87
NatWest Markets	(34)	76	774	816	(707)	(40)	69
Central items & other	(112)	(11)	57	(66)	(124)	(26)	(216)
Total	3,852	1,038	948	5,838	(3,750)	(2,858)	(770)

Half year ended 30 June 2019
UK Personal Banking	2,084	366	(3)	2,447	(1,229)	(181)	1,037
Ulster Bank RoI	200	51	32	283	(281)	21	23
Commercial Banking	1,424	661	80	2,165	(1,262)	(202)	701
Private Banking	261	111	12	384	(232)	3	155
RBS International	242	53	15	310	(119)	3	194
NatWest Markets	(122)	48	1,016	942	(678)	36	300
Central items & other	(85)	(15)	686	586	(299)	(3)	284
Total	4,004	1,275	1,838	7,117	(4,100)	(323)	2,694

	Half year ended
	30 June 2020			30 June 2019
		Inter			Inter
	External	segment	Total	External	segment	Total
Total revenue	£m	£m	£m	£m	£m	£m
UK Personal Banking	2,764	24	2,788	3,118	32	3,150
Ulster Bank RoI	277	-	277	309	2	311
Commercial Banking	2,009	47	2,056	2,173	63	2,236
Private Banking	358	99	457	343	120	463
RBS International	269	3	272	319	15	334
NatWest Markets	1,328	4	1,332	1,494	510	2,004
Central items & other (1)	563	(177)	386	1,397	(742)	655
Total	7,568	-	7,568	9,153	-	9,153

Note:

(1)	Half year ended 2020 predominantly relates to interest receivable in Treasury. Half year ended 2019 predominantly related to interest receivable in Treasury and strategic disposals in Functions.

NatWest Group – Form 6-K Interim Results 2020	87

Notes

4. Segmental analysis continued

Analysis of net fees and commissions

	UK						Central
	Personal	Ulster	Commercial	Private	RBS	NatWest	items
	Banking	Bank RoI	Banking	Banking	International	Markets	& other	Total
Half year ended 30 June 2020	£m	£m	£m	£m	£m	£m	£m	£m
Fees and commissions receivable
- Payment services	129	28	256	14	9	9	-	445
- Lending (credit facilities)	37	6	199	2	14	44	-	302
- Credit and debit card fees	144	10	60	4	1	-	-	219
- Investment management, trustee and fiduciary services	1	1	-	113	17	-	-	132
- Underwriting fees	-	-	-	-	-	124	-	124
- Other	34	3	90	18	3	100	(40)	208
Total	345	48	605	151	44	277	(40)	1,430

Fees and commissions payable	(141)	(4)	(53)	(21)	(1)	(201)	29	(392)
Net fees and commissions	204	44	552	130	43	76	(11)	1,038

Half year ended 30 June 2019
Fees and commissions receivable
- Payment services	154	21	323	17	12	15	-	542
- Lending (credit facilities)	266	18	204	1	18	35	-	542
- Credit and debit card fees	189	10	84	6	1	-	-	290
- Investment management, trustee and fiduciary services	22	2	3	91	20	-	-	138
- Underwriting fees	-	-	-	-	-	100	-	100
- Other	36	6	82	12	3	88	(77)	150
Total	667	57	696	127	54	238	(77)	1,762

Fees and commissions payable	(301)	(6)	(35)	(16)	(1)	(190)	62	(487)
Net fees and commissions	366	51	661	111	53	48	(15)	1,275

Total assets and liabilities

	30 June 2020		31 December 2019
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
UK Personal Banking	187,056	164,121	182,305	153,999
Ulster Bank RoI	27,631	23,607	25,385	21,012
Commercial Banking	186,013	166,074	165,399	140,863
Private Banking	23,940	29,955	23,304	28,610
RBS International	31,537	29,642	31,738	30,330
NatWest Markets	303,826	286,229	263,885	246,907
Central items & other	46,884	64,198	31,023	57,762
Total	806,887	763,826	723,039	679,483

NatWest Group – Form 6-K Interim Results 2020	88

Notes

5. Tax

The actual tax credit differs from the expected tax credit computed by applying the standard UK corporation tax rate of 19% (2019 - 19%), as analysed below:

	Half year ended
	30 June	30 June
	2020	2019
	£m	£m
(Loss)/profit before tax	(770)	2,694

Expected tax credit/(charge)	146	(512)
Losses and temporary differences in period where no deferred tax assets recognised	(38)	(2)
Foreign profits taxed at other rates	(24)	5
UK tax rate change impact	75	-
Items not allowed for tax:
- losses on disposals and write-downs	(14)	(46)
- UK bank levy	(15)	(15)
- regulatory and legal actions	20	(5)
- other disallowable items	(23)	(40)
Non-taxable items:
- Alawwal bank merger gain on disposal	-	212
- other non-taxable items	68	26
Taxable foreign exchange movements	(2)	-
Losses bought forward and utilised	23	21
(Reduction)/increase in carrying value of deferred tax in respect of:
- UK losses	(56)	215
- Ireland losses	(20)	-
Banking surcharge	52	(155)
Tax on paid-in equity	38	-
Adjustments in respect of prior periods	(22)	102

Actual tax credit/(charge)	208	(194)

At 30 June 2020, NatWest Group has recognised a deferred tax asset of £976 million (31 December 2019 - £1,011 million) and a deferred tax liability of £387 million (31 December 2019 - £266 million). These include amounts recognised in respect of UK trading losses of £799 million (31 December 2019 - £770 million). Under UK tax legislation, these UK losses can be carried forward indefinitely. NatWest Group has considered the carrying value of this asset as at 30 June 2020 and concluded that it is recoverable based on future profit projections.

NatWest Group – Form 6-K Interim Results 2020	89

Notes

6. Profit attributable to non-controlling interests

	Half year ended
	30 June	30 June
	2020	2019
	£m	£m
RBS Sempra Commodities LLP	(52)	-
RFS Holdings B.V. Consortium Members (1)	-	258
Other	(13)	2

(Loss)/profit attributable to non-controlling interests	(65)	260

Note:

(1) Includes a gain of £274 million recognised on completion of the Alawwal bank merger for half year 2019.

7. Trading assets and liabilities

Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios.

	30 June	31 December
	2020	2019
Assets	£m	£m
Loans
Reverse repos	18,909	24,095
Collateral given	25,062	20,579
Other loans	3,097	1,947
Total loans	47,068	46,621
Securities
Central and local government
- UK	4,515	4,897
- US	4,570	5,458
- other	12,081	14,902
Financial institutions and corporate	4,168	4,867
Total securities	25,334	30,124
Total	72,402	76,745

Liabilities
Deposits
Repos	23,767	27,885
Collateral received	27,139	21,509
Other deposits	2,092	1,606
Total deposits	52,998	51,000
Debt securities in issue	2,084	1,762
Short positions	20,458	21,187
Total	75,540	73,949

NatWest Group – Form 6-K Interim Results 2020	90

Notes

8. Financial instruments: classification

The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments on an IFRS 9 basis. Assets and liabilities outside the scope of IFRS 9 are shown within other assets and other liabilities.

			Amortised	Other
	MFVTPL (1)	FVOCI (2)	cost	assets	Total
Assets	£m	£m	£m	£m	£m
Cash and balances at central banks			100,281		100,281
Trading assets	72,402				72,402
Derivatives (3)	183,419				183,419
Settlement balances			7,806		7,806
Loans to banks - amortised cost (4)			12,972		12,972
Loans to customers - amortised cost (5)			352,341		352,341
Other financial assets	656	50,445	11,626		62,727
Intangible assets				6,602	6,602
Other assets				8,337	8,337
30 June 2020	256,477	50,445	485,026	14,939	806,887

Cash and balances at central banks			77,858		77,858
Trading assets	76,745				76,745
Derivatives (3)	150,029				150,029
Settlement balances			4,387		4,387
Loans to banks - amortised cost (4)			10,689		10,689
Loans to customers - amortised cost (5)			326,947		326,947
Other financial assets	715	49,283	11,454		61,452
Intangible assets				6,622	6,622
Other assets				8,310	8,310
31 December 2019	227,489	49,283	431,335	14,932	723,039

	Held-for-		Amortised	Other
	trading	DFV (6)	cost	liabilities	Total
Liabilities	£m	£m	£m	£m	£m
Bank deposits (7)			21,119		21,119
Customer deposits			408,268		408,268
Settlement balances			6,895		6,895
Trading liabilities	75,540				75,540
Derivatives (8)	179,859				179,859
Other financial liabilities		2,119	47,562		49,681
Subordinated liabilities		734	12,824		13,558
Other liabilities (9)			4,146	4,760	8,906
30 June 2020	255,399	2,853	500,814	4,760	763,826

Bank deposits (7)			20,493		20,493
Customer deposits			369,247		369,247
Settlement balances			4,069		4,069
Trading liabilities	73,949				73,949
Derivatives (8)	146,879				146,879
Other financial liabilities		2,258	42,962		45,220
Subordinated liabilities		724	9,255		9,979
Other liabilities (9)			4,029	5,618	9,647
31 December 2019	220,828	2,982	450,055	5,618	679,483

Notes:

(1)	Mandatory fair value through profit or loss.
(2)	Fair value through other comprehensive income
(3)	Includes net hedging derivatives of £298 million (31 December 2019 - £202 million).
(4)	Includes items in the course of collection from other banks of £57 million (31 December 2019 - £50 million).
(5)	Includes finance lease receivables.
(6)	Designated as at fair value through profit or loss.
(7)	Includes items in the course of transmission to other banks of nil (31 December 2019 - £2 million).
(8)	Includes net hedging derivatives of £44 million (31 December 2019 - £22 million).
(9)	Includes lease liabilities of £1,781 million (31 December 2019 - £1,823 million).

NatWest Group – Form 6-K Interim Results 2020	91

Notes

8. Financial instruments: classification continued

NatWest Group’s financial assets and liabilities include:

	30 June	31 December
	2020	2019
	£m	£m
Reverse repos
Trading assets	18,909	24,095
Loans to banks - amortised cost	512	165
Loans to customers - amortised cost	17,569	10,649

Repos
Bank deposits	627	2,597
Customer deposits	1,337	1,765
Trading liabilities	23,767	27,885

Carried at fair value - valuation hierarchy

Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in the NatWest Group plc (formerly the Royal Bank of Scotland Group plc) 2019 Annual Report and Accounts on Form 20-F. Valuation, sensitivity methodologies and inputs at 30 June 2020 are consistent with those described in Note 12 to the NatWest Group plc 2019 Annual Report and Accounts on Form 20-F.

The tables below show financial instruments carried at fair value on the balance sheet by valuation hierarchy - level 1, level 2 and level 3 and valuation sensitivities for level 3 balances.

	30 June 2020			31 December 2019
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	-	46,646	422	-	46,172	449
Securities	17,983	7,185	166	20,865	8,704	555
Derivatives	-	182,104	1,315	-	148,800	1,229
Other financial assets
Loans	-	269	278	-	307	58
Securities	41,030	9,196	328	41,044	8,326	263
Total financial assets held at fair value	59,013	245,400	2,509	61,909	212,309	2,554

Liabilities
Trading liabilities
Deposits	-	52,969	29	-	50,944	56
Debt securities in issue	-	2,069	15	-	1,703	59
Short positions	15,365	5,093	-	15,565	5,622	-
Derivatives	-	178,895	964	-	145,818	1,061
Other financial liabilities
Debt securities in issue	-	1,769	-	-	2,117	141
Other deposits	-	350	-	-	-	-
Subordinated liabilities	-	734	-	-	724	-
Total financial liabilities held at fair value	15,365	241,879	1,008	15,565	206,928	1,317

Notes:

(1)

Level 1 - Instruments valued using unadjusted quoted prices in active and liquid markets, for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives.

Level 2 - Instruments valued using valuation techniques that have observable inputs. Examples include most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, and certain money market securities and loan commitments and most OTC derivatives.

Level 3 - Instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Examples include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, certain emerging markets and derivatives with unobservable model inputs.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instrument was transferred. There were no significant transfers between level 1 and level 2.
(3)

For an analysis of debt securities held at mandatorily fair value through profit or loss by issuer as well as ratings and derivatives, by type and contract, refer to Capital and Risk management – Credit risk.

(4)

The determination of an instrument’s level cannot be made at a global product level as a single product type can be in more than one level. For example, a single name corporate credit default swap could be in level 2 or level 3 depending on whether the reference counterparty’s obligations are liquid or illiquid.

NatWest Group – Form 6-K Interim Results 2020	92

Notes

8. Financial instruments: carried at fair value - valuation hierarchy continued

	30 June 2020			31 December 2019
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	422	10	(10)	449	10	(10)
Securities	166	10	-	555	-	-
Derivatives
Interest rate	1,115	120	(120)	1,015	160	(160)
Foreign exchange	82	10	(10)	98	10	(10)
Other	118	10	(10)	116	10	(10)
Other financial assets
Loans	278	10	(10)	58	-	-
Securities	328	70	(10)	263	80	(20)
Total financial assets held at fair value	2,509	240	(170)	2,554	270	(210)

Liabilities
Trading liabilities
Deposits	29	-	-	56	-	-
Debt securities in issue	15	-	(20)	59	-	-
Derivatives
Interest rate	529	70	(60)	630	70	(70)
Foreign exchange	240	-	-	222	10	(10)
Other	195	10	(10)	209	20	(10)
Other financial liabilities
Debt securities in issue	-	-	-	141	10	(10)
Total financial liabilities held at fair value	1,008	80	(90)	1,317	110	(100)

Reasonably plausible alternative assumptions of unobservable inputs are determined based on a specified target level of certainty of 90%. The assessments recognise different favourable and unfavourable valuation movements where appropriate. Each unobservable input within a product is considered separately and sensitivity is reported on an additive basis. Alternative assumptions are determined with reference to all available evidence including consideration of the following: quality of independent pricing information taking into account consistency between different sources, variation over time, perceived tradability or otherwise of available quotes; consensus service dispersion ranges; volume of trading activity and market bias (e.g. one-way inventory); day 1 profit or loss arising on new trades; number and nature of market participants; market conditions; modelling consistency in the market; size and nature of risk; length of holding of position; and market intelligence.

Movement in level 3 portfolios

The following table shows the movement in level 3 assets and liabilities.

	Half year ended 30 June 2020				Half year ended 30 June 2019
		Other				Other
	Trading	financial	Total	Total	Trading	financial	Total	Total
	assets (1)	assets (2)	assets	liabilities	assets (1)	assets (2)	assets	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	2,233	321	2,554	1,317	2,657	643	3,300	1,957
Amount recorded in the income statement (3)	313	(1)	312	97	(113)	4	(109)	260
Amount recorded in the statement of
comprehensive income	-	62	62	-	-	75	75	-
Level 3 transfers in	133	207	340	6	158	2	160	161
Level 3 transfers out	(101)	-	(101)	(337)	(462)	(53)	(515)	(239)
Issuances	-	-	-	-	-	-	-	23
Purchases	366	10	376	100	290	2	292	216
Settlements	(113)	-	(113)	(14)	(73)	(6)	(79)	(171)
Sales	(933)	(1)	(934)	(164)	(249)	(157)	(406)	(419)
Foreign exchange and other adjustments	5	8	13	3	3	(3)	-	2
At 30 June	1,903	606	2,509	1,008	2,211	507	2,718	1,790
Amounts recorded in the income statement
in respect of balances held at year end
- unrealised	313	(1)	312	97	(112)	2	(110)	260

Notes:

(1)	Trading assets comprise assets held at fair value in trading portfolios.
(2)	Other financial assets comprise fair value through other comprehensive income, designated at fair value through profit or loss and other fair value through profit or loss.
(3)

£215 million net gains on trading assets and liabilities (30 June 2019 - £383 million losses) were recorded in income from trading activities. Net gains on other instruments of nil (30 June 2019 - £14 million gains) were recorded in other operating income and interest income as appropriate.

NatWest Group – Form 6-K Interim Results 2020	93

Notes

8. Financial instruments: carried at fair value - valuation hierarchy continued

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, funding and credit risk. These adjustments are presented in the table below:

	30 June	31 December
	2020	2019
	£m	£m
Funding - FVA	188	244
Credit - CVA	445	386
Bid - Offer	148	165
Product and deal specific	170	238
	951	1,033

Fair value

•

Valuation reserves, comprised of credit valuation adjustments (CVA), funding valuation adjustment (FVA), bid-offer and product and deal specific reserves decreased to £951 million at 30 June 2020 (31 December 2019 – £1,033 million) with an increase in CVA reserves more than offset by reductions in other reserves.

•

CVA reserves increased to £445 million at 30 June 2020 (31 December 2019 – £386 million) due to credit spreads widening and increases in positive exposures, driven by interest rate and FX market moves, partially offset by trade novation activity.

•

FVA reserves reduced to £188 million at 30 June 2020 (31 December 2019 – £244 million) as the impact of funding spreads widening and the increases in positive exposures were more than offset by increases in negative exposures, credit spreads widening, trade novation activity and a reduction in the types of initial margin posting requirements assessed as part of FVA. The reduction in product and deal specific reserves to £170 million at 30 June 2020 (31 December 2019 - £238 million) was due to certain negative exposures increasing (driven by interest rate and FX market moves), credit spreads widening and trade novation activity.

NatWest Group – Form 6-K Interim Results 2020	94

Notes

8. Financial instruments: carried at fair value - valuation hierarchy continued

Financial instruments: fair value of financial instruments not carried at fair value

The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

Items where
fair value
	approximates	Carrying		Fair value hierarchy level
	carrying value	value	Fair value	Level 1	Level 2	Level 3
30 June 2020	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	100.3
Settlement balances	7.8
Loans to banks	0.1	12.9	12.9	-	7.6	5.3
Loans to customers		352.3	351.0	-	17.9	333.1
Other financial assets
Securities		11.6	11.8	6.2	2.5	3.1
Financial liabilities
Bank deposits	4.6	16.5	16.5	-	10.2	6.3
Customer deposits	349.3	59.0	59.0	-	7.0	52.0
Settlement balances	6.9
Other financial liabilities
Debt securities in issue		47.6	48.0	-	41.8	6.2
Subordinated liabilities		12.8	13.4	-	13.3	0.1
Other liabilities - notes in circulation	2.1

31 December 2019
Financial assets
Cash and balances at central banks	77.9
Settlement balances	4.4
Loans to banks		10.7	10.7	-	6.2	4.5
Loans to customers		326.9	324.0	-	11.0	313.0
Other financial assets
Securities		11.5	11.6	5.9	2.8	2.9
Financial liabilities
Bank deposits	4.1	16.4	16.5	-	12.2	4.3
Customer deposits	312.4	56.8	56.9	-	7.5	49.4
Settlement balances	4.1
Other financial liabilities
Debt securities in issue		43.0	43.7	-	38.5	5.2
Subordinated liabilities		9.3	10.0	-	9.9	0.1
Other liabilities - notes in circulation	2.2

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Furthermore, there is a wide range of potential valuation techniques. Changes in these assumptions would affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

NatWest Group – Form 6-K Interim Results 2020	95

Notes

9. Provisions for liabilities and charges

Payment		Other
	protection	customer	Litigation and
	insurance (1)	redress	other regulatory	Other (2)	Total
	£m	£m	£m	£m	£m
At 1 January 2020	1,156	314	426	781	2,677
ECL impairment charge	-	-	-	46	46
Currency translation and other movements	-	3	21	-	24
Charge to income statement	-	13	98	17	128
Release to income statement	(100)	(8)	(17)	(29)	(154)
Provisions utilised	(197)	(47)	(35)	(100)	(379)
At 31 March 2020	859	275	493	715	2,342
ECL impairment charge	-	-	-	77	77
Currency translation and other movements	-	1	2	-	3
Charge to income statement	1	62	2	134	199
Release to income statement	(150)	(7)	(4)	(54)	(215)
Provisions utilised	(204)	(49)	(11)	(106)	(370)
At 30 June 2020	506	282	482	766	2,036

Notes:

(1)	The balance at 30 June 2020 includes provisions held in relation to offers made in 2019 and earlier years of £134 million .
(2)	Materially comprises provisions relating to property closures and restructuring costs.

There are uncertainties as to the eventual cost of redress in relation to certain provisions contained in the table above. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided.

Payment protection insurance

Over 95% of pre-deadline complaints have been processed which removes uncertainty about the effects of volume and quality in financial estimate. As a result NatWest Group has released £250 million in H1 (of which £100 million was in Q1). NatWest Group continues to complete quality assurance on completed cases, conclude on the remaining small number of complaints and conclude cases with the Financial Ombudsman Service.

NatWest Group – Form 6-K Interim Results 2020	96

Notes

10. Dividends

As announced on 1 April 2020, NatWest Group plc has decided not to undertake interim dividend payments or share buybacks, take no charge in CET1 for foreseeable dividends and to defer decisions on any future shareholder distributions until the end of 2020. In response to a formal request from the Prudential Regulation Authority, the Board has also cancelled the final ordinary and special dividend payments in relation to the 2019 financial year. The Board remains committed to capital returns, will continue to review the situation and will look to resume distributions to ordinary shareholders in due course.

11. Loan impairment provisions

Loan exposure and impairment metrics

The table below summarises loans and related credit impairment measures on an IFRS 9 basis.

	30 June	31 December
	2020	2019
	£m	£m
Loans - amortised cost and FVOCI
Stage 1	266,444	305,502
Stage 2	97,010	27,868
Stage 3	7,034	6,598
Of which: individual	2,372	2,051
Of which: collective	4,662	4,547
	370,488	339,968
ECL provisions (1)
Stage 1	469	322
Stage 2	3,025	752
Stage 3	2,860	2,718
Of which: individual	905	796
Of which: collective	1,955	1,922
	6,354	3,792
ECL provisions coverage (2, 3)
Stage 1 (%)	0.18	0.11
Stage 2 (%)	3.12	2.70
Stage 3 (%)	40.66	41.19
	1.72	1.12

	Half year ended
	30 June	30 June
	2020	2019
	£m	£m
Impairment losses
ECL charge (4)	2,858	323
Stage 1	308	(140)
Stage 2	2,150	101
Stage 3	400	362
Of which: individual	131	170
Of which: collective	269	192
ECL loss rate - annualised (basis points) (3)	154.28	19.88
Amounts written off	408	452
Of which: individual	41	243
Of which: collective	367	209

[Notes:

(1)	Includes £8 million (31 December 2019 – £4 million) related to assets classified as FVOCI.
(2)	ECL provisions coverage is calculated as ECL provisions divided by loans
(3)

ECL provisions coverage and ECL loss rates are calculated on third party loans and related ECL provisions and charge respectively. ECL loss rate is calculated as annualised third party ECL charge divided by loans. The half year ECL charge is annualised by multiplying by two.

(4)

Includes a £5 million charge (30 June 2019 – £30 million charge) related to other financial assets, of which £4 million (30 June 2019 – nil) related to assets classified as FVOCI; and £8 million (30 June 2019 - £28 million) related to contingent liabilities.

(5)

The table above shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to page 37 for Financial instruments within the scope of the IFRS 9 ECL framework for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £99.2 billion and debt securities of £60.5 billion (31 December 2019 – £76.1 billion and £59.4 billion respectively).]

NatWest Group – Form 6-K Interim Results 2020	97

Notes

12. Intangible assets

	30 June 2020			31 December 2019
	Goodwill	Other (1)	Total	Goodwill	Other (1)	Total
Cost	£m	£m	£m	£m	£m	£m
At 1 January	9,980	2,293	12,273	18,164	2,024	20,188
Currency translation and other adjustments	2	-	2	(180)	2	(178)
Acquisition of subsidiaries	-	-	-	1	-	1
Additions	-	133	133	-	380	380
Disposals and write-off of fully amortised assets (2)	-	(23)	(23)	(8,005)	(113)	(8,118)
At 30 June	9,982	2,403	12,385	9,980	2,293	12,273

Accumulated amortisation and impairment
At 1 January	4,373	1,278	5,651	12,558	1,014	13,572
Currency translation and other adjustments	2	1	3	(180)	1	(179)
Disposals and write-off of fully amortised assets	-	(19)	(19)	(8,005)	(72)	(8,077)
Charge for the year	-	141	141	-	291	291
Impairment of other intangible assets	-	7	7	-	44	44
At 30 June	4,375	1,408	5,783	4,373	1,278	5,651

Net book value at 30 June	5,607	995	6,602	5,607	1,015	6,622

Notes:

(1)        Principally internally generated software.

(2)        Goodwill that arose on the acquisition of ABN AMRO Holding N.V..

Intangible assets are reviewed for indicators of impairment. In 2020 £7 million (2019 - £44 million) of previously capitalised software was impaired primarily as a result of software which is no longer expected to yield future economic benefit.

NatWest Group’s goodwill acquired in business combinations, analysed by reportable segment, is reviewed annually at 31 December for impairment and, given indicators of potential impairment related to the current economic situation; it was reviewed again at 30 June.

Impairment testing involves the comparison of the carrying value of each cash-generating unit (CGU) with its recoverable amount. The carrying values of the segments reflect the equity allocations made by management which are consistent with NatWest Group’s capital targets. Further refinements continue to be made to the approach.

Recoverable amount is the higher of fair value less cost of disposal and value in use. Value in use is the present value of expected future cash flows from the CGU. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants. The recoverable amounts for all CGUs at 31 December 2019 were based on value in use, using management’s latest five-year revenue and cost forecasts. At 30 June, the recoverable amounts for all CGUs were based on internally developed scenarios covering a range of anticipated future economic situations to establish management’s best estimate of the economic conditions that will exist over the life of the asset. These are discounted cash flow projections of forecast scenarios over five years. The forecast is then extrapolated in perpetuity using a long-term growth rate to compute a terminal value, which comprises the majority of the value in use. The long-term growth rates have been based on expected nominal growth of the CGUs. The pre-tax risk discount rates are based on those observed to be applied to businesses regarded as peers of the CGUs.

Total goodwill was concluded to be recoverable at 31 December 2019 and 30 June 2020. At 30 June, alternative scenarios applied to consider the recoverability of Commercial Banking goodwill indicated that there were the possibilities of partial/full impairment for worse economic outlooks. The conclusion that Commercial Banking goodwill was recoverable reflected the current ECL outlook, management plans for costs and revenues and yield improvement in the external environment. An impairment of Commercial Banking goodwill is likely if there is further economic deterioration or other negative effects on costs and revenues.

Critical accounting policy: Goodwill

Critical estimates

Impairment testing involves a number of judgemental areas: the preparation of cash flow projections over five years; the long term growth rate used to derive the terminal value; the assessment of discount rates appropriate to each business; estimation of the fair value of the CGUs; and the valuation of separable assets of each business whose goodwill is reviewed.

NatWest Group – Form 6-K Interim Results 2020	98

Notes

12. Intangible assets continued

The key assumptions that are applied across the five year period of the forecast for Commercial Banking and to the terminal calculation, and the recoverable amount that exceeds carrying value is presented below.

		Forecast				Assumptions		Recoverable
				Long-term	Capital			amount
		ECL loss		effective	requirements	Terminal	Pre-tax	exceeded
	Goodwill	rate	C:I ratio	tax rate	CET1 ratio	growth rate	discount rate	carrying value
30 June 2020	£bn	%	%	%	%	%	%	£bn
Commercial Banking	2.6	0.36	58.7	27.0	11.5	1.6	13.7	1.6

31 December 2019
Commercial Banking	2.6	0.29	53.8	25.0	12.0	1.6	13.4	4.1

The impact on Commercial Banking VIU of reasonably possible changes to key assumptions is presented below. This reflects the sensitivity of the VIU to each key assumption on its own. It is possible that more than one favourable and/or unfavourable change may occur at the same time.

					Change to reduce
	Favourable change		Unfavourable change		headroom to nil
		Increase in VIU	Decrease in VIU
30 June 2020%		£bn	%	£bn	%
ECL loss rates	(0.16)	0.7	0.10	(0.9)	0.17
Cost:income ratio	(1.0)	2.1	4.5	(1.5)	4.6
Forecast income	5.0	1.8	(5.0)	(1.8)	(4.3)
Effective tax rate	(1.0)	0.2	1.0	(0.2)	8.3
Capital requirements - CET 1 ratio	(1.0)	0.1	1.0	(0.1)	22.3
Terminal growth rate	1.0	0.7	(1.0)	(0.5)	(3.9)
Pre-tax discount rate	(1.0)	1.4	1.0	(1.1)	1.4

31 December 2019
ECL loss rates	(0.16)	1.6	0.10	(1.0)	0.41
Cost:income ratio	(1.0)	1.6	4.5	(0.7)	12.6
Forecast income	5.0	2.1	(5.0)	(2.1)	(9.8)
Effective tax rate	(1.0)	0.2	1.0	(0.2)	17.1
Capital requirements - CET 1 ratio	(1.0)	0.2	1.0	(0.2)	22.2
Terminal growth rate	1.0	0.8	(1.0)	(0.7)	(3.1)
Pre-tax discount rate	(1.0)	2.3	1.0	(1.8)	2.7

13. Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 30 June 2020. Although NatWest Group is exposed to credit risk in the event of a customer’s failure to meet its obligations, the amounts shown do not, and are not intended to, provide any indication of NatWest Group’s expectation of future losses.

	30 June	31 December
	2020	2019
	£m	£m
Guarantees	2,457	2,757
Other contingent liabilities	2,388	2,478
Standby facilities, credit lines and other commitments	119,469	119,760
Contingent liabilities and commitments	124,314	124,995

Contingent liabilities arise in the normal course of NatWest Group’s business; credit exposure is subject to the bank’s normal controls.

NatWest Group – Form 6-K Interim Results 2020	99

Notes

14. Litigation, investigations and reviews

NatWest Group plc (formerly The Royal Bank of Scotland Group plc) and certain members of NatWest Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action (‘Matters’) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

NatWest Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many proceedings and investigations, it is not possible to determine whether any loss is probable, or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on NatWest Group’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. NatWest Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where NatWest Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations, even for those Matters for which NatWest Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such Matters affect the amount and timing of any potential outflows for both Matters with respect to which provisions have been established and other contingent liabilities.

The future outflow of resources in respect of any Matter may ultimately prove to be substantially greater than or less than the aggregate provision that NatWest Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised. NatWest Group expects that in future periods, additional provisions, settlement amounts and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

For a discussion of certain risks associated with NatWest Group’s litigation, investigations and reviews, see the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 297 of NatWest Group’s 2019 Annual Report & Accounts on Form 20-F.

Litigation

Residential mortgage-backed securities (RMBS) litigation in the US

NatWest Group companies continue to defend RMBS-related claims in the US in which plaintiffs allege that certain disclosures made in connection with the relevant offerings of RMBS contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the RMBS were issued. The remaining RMBS lawsuits against NatWest Group companies consist of cases filed by the Federal Home Loan Bank of Seattle and the Federal Deposit Insurance Corporation that together involve the issuance of less than US$1 billion of RMBS issued primarily from 2005 to 2007. In addition, NatWest Markets Securities Inc. (NWMSI) previously agreed to settle a purported RMBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al. for US$55.3 million. This was paid into escrow pending court approval of the settlement, which was granted in March 2019, but which is now the subject of an appeal by a class member who does not want to participate in the settlement.

London Interbank Offered Rate (LIBOR) and other rates litigation

NWM Plc and certain other members of NatWest Group, including NatWest Group plc, are defendants in a number of class actions and individual claims pending in the United States District Court for the Southern District of New York (SDNY) with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints allege that certain members of NatWest Group and other panel banks violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Several class actions relating to USD LIBOR, as well as more than two dozen non-class actions concerning USD LIBOR, are part of a co-ordinated proceeding in the SDNY. In December 2016, the SDNY held that it lacks personal jurisdiction over

NatWest Group – Form 6-K Interim Results 2020	100

Notes

14. Litigation, investigations and reviews continued

NWM Plc with respect to certain claims. As a result of that decision, all NatWest Group companies have been dismissed from each of the USD LIBOR-related class actions (including class actions on behalf of over-the-counter plaintiffs, exchange-based purchaser plaintiffs, bondholder plaintiffs, and lender plaintiffs), but seven non-class cases in the co-ordinated proceeding remain pending against NatWest Group defendants. The dismissal of NatWest Group companies for lack of personal jurisdiction is the subject of a pending appeal to the United States Court of Appeals for the Second Circuit. In March 2020, NatWest Group companies finalised a settlement resolving the class action on behalf of bondholder plaintiffs (those who held bonds issued by non-defendants on which interest was paid from 2007 to 2010 at a rate expressly tied to USD LIBOR). The amount of the settlement (which was covered by an existing provision) has been paid into escrow pending court approval of the settlement.

Among the non-class claims dismissed by the SDNY in December 2016 were claims that the Federal Deposit Insurance Corporation (FDIC) had asserted on behalf of certain failed US banks. In July 2017, the FDIC, on behalf of 39 failed US banks, commenced substantially similar claims against NatWest Group companies and others in the High Court of Justice of England and Wales. The action alleges that the defendants breached English and European competition law, as well as asserting common law claims of fraud under US law.

In addition, there are two class actions relating to JPY LIBOR and Euroyen TIBOR, both pending before the same judge in the SDNY. In the first class action, which relates to Euroyen TIBOR futures contracts, the court dismissed the plaintiffs’ antitrust claims in March 2014, but declined to dismiss their claims under the Commodity Exchange Act for price manipulation. The Commodity Exchange Act claims are now the subject of a further motion to dismiss on the ground that they are impermissibly extraterritorial. The second class action relates to other derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR. The court dismissed that case in March 2017 on the ground that the plaintiffs lack standing. However, the United States Court of Appeals reinstated the claims on 1 April 2020, and the case has returned to the SDNY for further litigation.

In addition to the above, five other class action complaints were filed against NatWest Group companies in the SDNY, each relating to a different reference rate. The SDNY dismissed all claims against NWM Plc in the case relating to Euribor for lack of personal jurisdiction in February 2017. The SDNY dismissed, for various reasons, the case relating to the Singapore Interbank Offered Rate and Singapore Swap Offer Rate on 26 July 2019, the case relating to Pound Sterling LIBOR on 16 August 2019, and the case relating to Swiss Franc LIBOR on 16 September 2019. Plaintiffs are appealing each of these four dismissals to the United States Court of Appeals for the Second Circuit. In the fifth class action, which relates to the Australian Bank Bill Swap Reference Rate, the SDNY on 13 February 2020 declined to dismiss the amended complaint as against NWM Plc and certain other defendants, but dismissed it as to other members of NatWest Group (including NatWest Group plc). The claims against non-dismissed defendants (including NWM Plc) are now proceeding in discovery.

NWM Plc has also been named as a defendant in a motion to certify a class action relating to LIBOR in the Tel Aviv District Court in Israel. NWM Plc has filed a motion for cancellation of service, which was granted on 28 July 2020. That decision may be appealed and the claimants may seek to re-raise the claims in the future, in which case, NWM Plc may seek to file other potentially dispositive motions.

In January 2019, a class action antitrust complaint was filed in the SDNY alleging that the defendants (USD ICE LIBOR panel banks and affiliates) have conspired to suppress USD ICE LIBOR from 2014 to the present by submitting incorrect information to ICE about their borrowing costs. The NatWest Group defendants are NatWest Group plc, NWM Plc, NWMSI and NWB Plc. The defendants made a motion to dismiss this case, which was granted by the court on 26 March 2020. Plaintiffs’ appeal of the dismissal is pending in the United States Court of Appeals for the Second Circuit.

FX antitrust litigation

NWM Plc, NWMSI and / or NatWest Group plc are defendants in several cases relating to NWM Plc’s foreign exchange (FX) business, each of which is pending before the same federal judge in the SDNY. In 2015, NWM Plc paid US$255 million to settle the consolidated antitrust class action on behalf of persons who entered into over-the-counter FX transactions with defendants or who traded FX instruments on exchanges. That settlement received final court approval in August 2018. In November 2018, some members of the settlement class who opted out of the settlement filed their own non-class complaint in the SDNY asserting antitrust claims against NWM Plc, NWMSI and other banks. Those opt-out claims are proceeding in discovery. In December 2018, some of the same claimants, as well as others, filed proceedings in the High Court of Justice of England and Wales, asserting competition claims against NWM Plc and several other banks. The claim was served in April 2019.

NatWest Group – Form 6-K Interim Results 2020	101

Notes

14. Litigation, investigations and reviews continued

Two other FX-related class actions remain pending in the SDNY. First, there is a class action on behalf of ‘consumers and end-user businesses,’ which is proceeding against NWM Plc and others in discovery and the class certification phase. Second, there is a class action on behalf of ‘indirect purchasers’ of FX instruments (which plaintiffs define as persons who transacted FX instruments with retail foreign exchange dealers that transacted directly with defendant banks). Parties in the second class action executed a settlement agreement in May 2020. NWM Plc has paid the settlement (which was covered by an existing provision) into escrow pending court approval of the settlement.

In May 2019, a class action was filed in the Federal Court of Australia against NWM Plc and other banks on behalf of persons who bought or sold currency through FX spots or forwards between 1 January 2008 and 15 October 2013 with a total transaction value exceeding AUS $0.5 million. NatWest Group plc has been named in the action as a ‘cartel party’, but is not a defendant. The claim was served in June 2019.

On 29 July and 11 December 2019, two separate applications seeking opt-out collective proceedings orders were filed in the UK Competition Appeal Tribunal against NatWest Group plc, NWM Plc and other banks. Both applications have been brought on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the EEA with a relevant financial institution or on an electronic communications network. A hearing has been scheduled for March 2021 to determine class certification and which of the two opt-out applications should be permitted to represent the class.

Two motions to certify FX-related class actions were filed in the Tel Aviv District Court in Israel in September and October 2018, and were subsequently consolidated into one motion. The consolidated motion, which names NatWest Group plc as the defendant, was served on NatWest Group plc on 26 May 2020. NatWest Group plc intends to file a motion for cancellation of service.

Certain other foreign exchange transaction related claims have been or may be threatened. NatWest Group cannot predict whether any of these claims will be pursued, but expects that some may.

Government securities antitrust litigation

NWMSI and certain other US broker-dealers are defendants in a consolidated antitrust class action pending in the SDNY on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. The plaintiffs allege that defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The defendants’ motion to dismiss this matter remains pending.

Class action antitrust claims commenced in March 2019 are pending in the SDNY against NWM Plc, NWMSI and other banks in respect of Euro-denominated bonds issued by European central banks (EGBs). The complaint alleges a conspiracy among dealers of EGBs to widen the bid-ask spreads they quoted to customers, thereby increasing the prices customers paid for the EGBs or decreasing the prices at which customers sold the bonds. The class consists of those who purchased or sold EGBs in the US between 2007 and 2012. The defendants filed a motion to dismiss this matter, which was granted by the court in respect of NWM Plc and NWMSI on 23 July 2020, subject to plaintiffs attempting to remedy the pleading deficiencies identified by the court through an amended complaint.

Swaps antitrust litigation

NWM Plc and other members of NatWest Group, including NatWest Group plc, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. There is a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, as well as non-class action claims by three swap execution facilities (TeraExchange, Javelin, and trueEx). The plaintiffs allege that the swap execution facilities would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means. Discovery in these cases is complete, and the plaintiffs’ motion for class certification remains pending.

In addition, in June 2017, TeraExchange filed a complaint against NatWest Group companies, including NatWest Group plc, as well as a number of other credit default swap dealers, in the SDNY. TeraExchange alleges it would have established exchange-like trading of credit default swaps if the defendant dealers had not engaged in an unlawful antitrust conspiracy. In October 2018, the court dismissed all claims against NatWest Group companies.

NatWest Group – Form 6-K Interim Results 2020	102

Notes

14. Litigation, investigations and reviews continued

Odd lot corporate bond trading antitrust litigation

NWMSI is the subject of a class action antitrust complaint filed in the SDNY against NWMSI and several other securities dealers. The complaint alleges that, from August 2006 to the present, the defendants conspired artificially to widen spreads for odd lots of corporate bonds bought or sold in the United States secondary market and to boycott electronic trading platforms that would have allegedly promoted pricing competition in the market for such bonds. The schedule in the case contemplates that defendants will make a motion to dismiss the complaint in this matter in September 2020.

Madoff

NWM N.V. is a defendant in two actions filed by Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York. In both cases, the trustee alleges that certain transfers received by NWM N.V. amounted to fraudulent conveyances that should be clawed back for the benefit of the Madoff estate.

In the primary action, filed in December 2010, the trustee is seeking to clawback a total of US$276.3 million in redemptions that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties. On 31 March 2020, the bankruptcy court denied the trustee’s request for leave to amend its complaint to include additional allegations against NWM N.V., holding that, even with the proposed amendments, the complaint would fail as a matter of law to state a valid claim against NWM N.V. The trustee has commenced an appeal of the bankruptcy court’s decision. In the second action, filed in October 2011, the trustee seeks to recover an additional US$21.8 million. In November 2016, the bankruptcy court dismissed this case on international comity grounds, and that decision was appealed. In February 2019, the United States Court of Appeals for the Second Circuit reversed the bankruptcy court’s decision and the case is now returning to the bankruptcy court for further proceedings.

Interest rate hedging products and similar litigation

NatWest Group continues to deal with a small number of active litigation claims in the UK relating to the alleged mis-selling of interest rate hedging products.

Separately, NWM Plc is defending claims filed in France by three French local authorities relating to structured interest rate swaps. NWM N.V. was named as a co-defendant in two of the three claims, and has now been dismissed from one of them. The plaintiffs allege, among other things, that the swaps are void for being illegal transactions, that they were mis-sold, and that information / advisory duties were breached. Of the three claims, one is being appealed to the Supreme Court, one has been remitted from the Supreme Court to the Court of Appeal for reconsideration of one aspect, and judgment in the third was granted from the lower court in favour of NWM Plc on 2 July 2020.

EUA trading litigation

HMRC issued a tax assessment in 2012 against NatWest Group plc for approximately £86 million regarding a value-added-tax (VAT) matter in relation to the trading of European Union Allowances (EUAs) by a joint venture subsidiary in 2009. NatWest Group plc has lodged an appeal, which is still to be heard, before the First-tier Tribunal (Tax), a specialist tax tribunal, challenging the assessment (the ‘Tax Dispute’). In the event that the assessment is upheld, interest and costs would be payable, and a penalty of up to 100 per cent of the VAT held to have been legitimately denied by HMRC could also be levied. Separately, NWM Plc was a named defendant in civil proceedings before the High Court of Justice of England and Wales brought in 2015 by ten companies (all in liquidation) (the ‘Liquidated Companies’) and their respective liquidators (together, ‘the Claimants’). The Liquidated Companies previously traded in EUAs in 2009 and were alleged to be defaulting traders within (or otherwise connected to) the EUA supply chains forming the subject of the Tax Dispute. The Claimants claimed approximately £71.4 million plus interest and costs and alleged that NWM Plc dishonestly assisted the directors of the Liquidated Companies in the breach of their statutory duties and/or knowingly participated in the carrying on of the business of the Liquidated Companies with intent to defraud creditors. The trial in that matter concluded in July 2018 and judgment was issued on 10 March 2020. The court held that NWM Plc and Mercuria Energy Europe Trading Limited were liable for dishonestly assisting and knowingly being a party to fraudulent trading during a seven business day period in 2009, with damages, interest and costs still to be determined by the court. NWM Plc is appealing the judgment.

US Anti-Terrorism Act litigation

NWB Plc is defending lawsuits filed in the United States District Court for the Eastern District of New York by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NWB Plc is liable for damages arising from those attacks pursuant to the US Anti-Terrorism Act because NWB Plc previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks.

NatWest Group – Form 6-K Interim Results 2020	103

Notes

14. Litigation, investigations and reviews continued

In October 2017, the trial court dismissed claims against NWB Plc with respect to two of the 18 terrorist attacks at issue. In March 2018, the trial court granted a request by NWB Plc for leave to file a renewed summary judgment motion in respect of the remaining claims, and in March 2019, the court granted summary judgment in favour of NWB Plc. The plaintiffs’ appeal of the judgment to the United States Court of Appeals for the Second Circuit is pending.

NWM N.V. and certain other financial institutions are defendants in several actions pending in the United States District Courts for the Eastern and Southern Districts of New York, filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in attacks in Iraq between 2003 and 2011. NWM Plc is also a defendant in some of these cases.

The attacks at issue in the cases were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran. According to the plaintiffs’ allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the US Anti-Terrorism Act, by agreeing to engage in ‘stripping’ of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected.

The first of these actions was filed in the United States District Court for the Eastern District of New York in November 2014. On 16 September 2019, the district court dismissed the case, finding that the claims were deficient for several reasons, including lack of sufficient allegations as to the alleged conspiracy and causation. The plaintiffs are appealing the decision to the United States Court of Appeals for the Second Circuit. Another action, filed in the SDNY in 2017, was dismissed in March 2019 on similar grounds. The dismissal is subject to appeal by the plaintiffs. Other follow-on actions that are substantially similar to the two that have now been dismissed are pending in the same courts.

Securities underwriting litigation

NWMSI is an underwriter defendant in several securities class actions in the US in which plaintiffs generally allege that an issuer of public debt or equity securities, as well as the underwriters of the securities (including NWMSI), are liable to purchasers for misrepresentations and omissions made in connection with the offering of such securities.

Investigations and reviews

NatWest Group’s businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. NatWest Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition / anti-trust, anti-bribery, anti-money laundering and sanctions regimes.

The NatWest Markets business in particular has been providing, and continues to provide, information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities, some of which have resulted, and others of which may result, in investigations or proceedings.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by NatWest Group, remediation of systems and controls, public or private censure, restriction of NatWest Group’s business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on NatWest Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

NatWest Group is co-operating fully with the investigations and reviews described below.

US investigations relating to fixed-income securities

In the US, NatWest Group companies have in recent years been involved in investigations relating to, among other things, issuance, underwriting and trading in RMBS and other mortgage-backed securities and collateralised debt obligations (CDOs). Investigations by the US Department of Justice (DoJ) and several state attorneys general relating to the issuance and underwriting of RMBS were previously resolved. Certain other state attorneys general have sought information regarding similar issues, and NatWest Group is aware that at least one such investigation is ongoing.

NatWest Group – Form 6-K Interim Results 2020	104

Notes

14. Litigation, investigations and reviews continued

In October 2017, NWMSI entered into a non-prosecution agreement (NPA) with the United States Attorney for the District of Connecticut (USAO) in connection with alleged misrepresentations to counterparties relating to secondary trading in various forms of asset-backed securities. In the NPA, the USAO agreed not to file criminal charges relating to certain conduct and information described in the NPA, conditioned on NWMSI and affiliated companies complying with the NPA’s reporting and conduct requirements during its term, including by not engaging in conduct during the NPA that the USAO determines was a felony under federal or state law or a violation of the anti-fraud provisions of the United States securities law.

The NatWest Markets business is currently responding to a separate criminal investigation by the USAO and DoJ concerning unrelated trading by certain NatWest Markets former traders involving alleged spoofing. The NPA (referred to above) has been extended as the criminal investigation has progressed and related discussions with the USAO and the DoJ, including relating to the impact of such alleged conduct on the status of the NPA and the potential consequences thereof, have been ongoing. The duration and outcome of these matters remain uncertain, including in respect of whether settlement may be reached. Material adverse collateral consequences, in addition to further substantial costs and the recognition of further provisions, may occur depending on the outcome of the investigations, as further described in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 297 of NatWest Group’s 2019 Annual Report & Accounts on Form 20-F.

Foreign exchange related investigations

In 2014 and 2015, NWM Plc paid significant penalties to resolve investigations into its FX business by the FCA, the CFTC, the DoJ, and the Board of Governors of the Federal Reserve System (Federal Reserve). The settlement included a cease and desist order, which was terminated by the Federal Reserve with effect from 12 February 2020. In May and June 2019, NatWest Group plc and NWM Plc reached settlements totalling approximately EUR 275 million in connection with the EC and certain other related competition law investigations into FX trading. NWM Plc continues to co-operate with ongoing investigations from competition authorities on similar issues relating to past FX trading. The exact timing and amount of future financial penalties, related risks and collateral consequences remain uncertain and may be material.

FCA review of NatWest Group’s treatment of SMEs

In 2014, the FCA appointed an independent Skilled Person under section 166 of the Financial Services and Markets Act 2000 to review NatWest Group’s treatment of SME customers whose relationship was managed by NatWest Group’s Global Restructuring Group (GRG) in the period 1 January 2008 to 31 December 2013. In response to the Skilled Person’s final report and update in 2016, NatWest Group announced redress steps for SME customers in the UK and the Republic of Ireland that were in GRG between 2008 and 2013. These steps were (i) an automatic refund of certain complex fees; and (ii) a new complaints process, overseen by an independent third party. The complaints process has since closed to new complaints.

NatWest Group’s remaining provisions in relation to these matters at 30 June 2020 were £72 million.

Investment advice review

As a result of an FSA review in 2013, the FCA required NatWest Group to carry out a past business review and customer contact exercise on a sample of historic customers who received investment advice on certain lump sum products, during the period from March to December 2012. The review was conducted under section 166 of the Financial Services and Markets Act 2000. Redress was paid to certain customers in that sample group.

NatWest Group later agreed with the FCA that it would carry out a wider review/remediation exercise relating to certain investment, insurance and pension sales from 1 January 2011 to 1 April 2015. That exercise is now complete. Phase 2 (covering sales in 2010) started in April 2018 and, with the exception of a small cohort of former customers for whom there is an extended completion date, was materially completed by the end of 2019, with full completion and formal closure expected by the end of 2020.

In addition, NatWest Group agreed with the FCA that it would carry out a remediation exercise, for a specific customer segment who were sold a particular structured product. Redress was paid to certain customers who took out the structured product. This remediation activity was completed in December 2019.

NatWest Group’s remaining provisions in relation to these matters at 30 June 2020 were £6 million.

NatWest Group – Form 6-K Interim Results 2020	105

Notes

14. Litigation, investigations and reviews continued

During October 2019, the FCA notified NatWest Group of its intention to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to conduct a review of whether NatWest Group’s past business review of investment advice provided during 2010 to 2015 was subject to appropriate governance and accountability and led to appropriate customer outcomes. NatWest Group is co-operating with the Skilled Person’s review, which is ongoing.

FCA investigation into NatWest Group’s compliance with the Money Laundering Regulations 2007

In July 2017, the FCA notified NatWest Group that it was undertaking an investigation into NatWest Group’s compliance with the Money Laundering Regulations 2007 in relation to certain customers. There are currently two areas under review: (1) compliance with Money Laundering Regulations in respect of Money Service Business customers; and (2) the Suspicious Transactions regime in relation to the events surrounding particular customers. The investigations in both areas are assessing both criminal and civil culpability. NatWest Group is co-operating with the investigations, including responding to information requests from the FCA.

Systematic Anti-Money Laundering Programme assessment

In December 2018, the FCA commenced a Systematic Anti-Money Laundering Programme assessment of NatWest Group. The FCA provided its written findings to NatWest Group in June 2019, and NatWest Group responded on 8 August 2019. On 28 August 2019, the FCA instructed NatWest Group to appoint a Skilled Person to provide assurance on financial crime governance arrangements in relation to two financial crime change programmes. NatWest Group is co-operating with the Skilled Person’s review, which is ongoing.

FCA mortgages market study

In December 2016, the FCA launched a market study into the provision of mortgages. In March 2019 the final report was published. This found that competition was working well for many customers but also proposed remedies to help customers shop around more easily for mortgages. A period of consultation is underway and the FCA has indicated that it intends to provide updates on the remedies in due course.

Response to reports concerning certain historic Russian and Lithuanian transactions

Media coverage in March 2019 highlighted an alleged money laundering scheme involving Russian and Lithuanian entities between 2006 and 2013. The media reports alleged that certain European banks, including ABN AMRO and at least one US bank, were involved in processing certain transactions associated with this scheme. NatWest Group has responded to regulatory requests for information.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC

In December 2015, correspondance was received from the CBI setting out an industry examination framework in respect of the sale of tracker mortgages from c.2001 to date. The redress and compensation phase (phase 3) has now concluded although an appeals process is currently anticipated to run until at least the end of June 2021.

NatWest Group has made provisions totalling €322 million (£293 million), of which €277 million (£252 million) had been utilised by 30 June 2020 in respect of redress and compensation. .

In April 2016, the CBI commenced an investigation alleging that it suspected UBI DAC of breaching specified provisions of the Consumer Protection Code 2006 in its treatment of certain tracker mortgage customers during the period 2006 to 2008 which is ongoing.

UBI DAC identified further legacy business issues as an extension to the tracker mortgage review. These remediation programmes are ongoing. NatWest Group has made provisions of €164 million (£149 million), of which €134 million (£122 million) had been utilised by 30 June 2020 for these programmes.

NatWest Group – Form 6-K Interim Results 2020	106

Notes

15. Related party transactions

UK Government

The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of the NatWest Group. The NatWest Group enters into transactions with many of these bodies.

Bank of England facilities

In the ordinary course of business, the NatWest Group may from time to time access market-wide facilities provided by the Bank of England. The NatWest Group’s other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies).

Other related parties

(a)  In their roles as providers of finance, NatWest Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b)  The NatWest Group recharges The NatWest Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the NatWest Group.

Full details of the NatWest Group’s related party transactions for the year ended 31 December 2019 are included in the NatWest Group plc (formerly The Royal Bank of Scotland Group plc) 2019 Annual Report & Accounts on Form 20-F.

16. Parent Company Balance Sheet

At each reporting date, the company assesses whether there is any indication that its investment in a subsidiary is impaired. If any such indication exists, the company undertakes an impairment test by comparing the carrying value of the investment in the subsidiary with its estimated recoverable amount. The recoverable amount of an investment in a subsidiary is the higher of its fair value less cost to sell and its value in use. Impairment testing inherently involves a number of judgments: the choice of appropriate discount and growth rates; and the estimation of fair value.

At 30 June, an impairment of £9 billion (2019 - £1.5 billion) has been recognised in the parent company balance sheet.  The parent company balance sheet is not presented.  The investment in NatWest Holdings Limited was impaired to net realisable value, as value in use fell below the net realisable value.  This reduces the distributable reserves of the company from £36.5 billion to £26.8 billion. The 2019 impairment mainly related to the company’s investment in NWM Plc due to the decline in net realisable value as a result of challenging market conditions.

Future increases in the net realisable value or value in use of a subsidiary may permit a reversal of this impairment, while falls in the recoverable amount will result in further impairments.

17. Post balance sheet events

Other than as disclosed in this document there have been no significant events between 30 June 2020 and the date of approval of this announcement which would require a change to, or additional disclosure, in the announcement.

NatWest Group – Form 6-K Interim Results 2020	107

18 Summarised financial information

NatWest Markets Plc is a wholly owned subsidiary of NatWest Group plc and was able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the SEC with a full and unconditional guarantee from NatWest Group plc.

Adoption of Rule 13-01 of Regulation S-X

NatWest Group has early adopted the amendments to Rule 3-10 and new Rule 13-01 for simplifying financial and non-financial disclosures of the guarantor and issuer, as issued by Securities Exchange Commission on 2 March 2020.

NatWest Markets Plc utilises an exception provided in Rule 3-10 of Regulation S-X, and therefore does not file its financial statements with the SEC. In accordance with the requirements to qualify for the exception, presented below is summarised financial information for:

•             NatWest Group plc on a stand-alone basis as guarantor; and

•             NatWest Markets Plc on a stand-alone basis as issuer;

NatWest Group fully and unconditionally guarantees payment in full to the holders of securities or debt securities issued by NWM plc. The guarantees will be on a senior basis.

Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would increase the results for the period of NatWest Group plc and decrease NatWest Markets Plc in the information below by £8,607 million and £36 million respectively for the half year ended 30 June 2020 (decrease £224 million and increase £52 million, respectively, for the half year ended 30 June 2019).

The net assets of NatWest Group plc would be decreased and NatWest Markets Plc increased in the information below by £1,017 million and £389 million respectively at 30 June 2020 (decreased by £10,240 million and increased by £276 million respectively at 31 December 2019).

NatWest Group – Form 6-K Interim Results 2020	108

18 Summarised financial information continued

Income statement

	NatWest Group plc	NWM Plc
For the six months ended 30 June 2020	£m	£m
Net interest income	(259)	(32)
Non-interest income	(8,898)	673
Total income	(9,157)	641
Operating expenses	(20)	(594)
Impairment releases/(losses)	(2)	(9)
Operating profit/(loss) before tax	(9,179)	38
Tax credit (charge)	75	(64)
Loss for the period	(9,104)	(26)
Attributable to:
Ordinary shareholders	(9,312)	(60)
Preference shareholders	16	—
Paid-in equity holders	192	34
	(9,104)	(26)

	NatWest Group plc	NWM Plc
For the six months ended 30 June 2019	£m	£m
Net interest income	(331)	(102)
Non-interest income	2,903	622
Total income	2,572	520
Operating expenses	(37)	(456)
Impairment releases/(losses)	2	34
Operating profit before tax	2,537	98
Tax credit (charge)	(73)	55
Profit for the period	2,464	153
Attributable to:
Ordinary shareholders	2,262	123
Preference shareholders	20	—
Paid-in equity holders	182	30
	2,464	153

NatWest Group – Form 6-K Interim Results 2020	109

18 Summarised financial information continued

Balance sheet

	NatWest Group plc	NWM Plc
At 30 June 2020	£m	£m
Assets
Cash and balances at central banks	—	14,477
Trading assets	—	54,543
Derivatives	2,016	180,306
Settlement balances	—	5,132
Loans to banks - amortised cost	—	314
Loans to customers - amortised cost	—	8,133
Amount due from holding company and fellow subsidiaries	31,040	8,942
Other financial assets	306	11,433
Investments in group undertakings	46,834	2,591
Other assets	61	535
Total assets	80,257	286,406

Liabilities
Bank deposits	—	2,746
Customer deposits	—	3,193
Amount due to holding company and fellow subsidiaries	957	15,516
Settlement balances	—	5,137
Trading liabilities	—	58,340
Derivatives	1,343	173,158
Other financial liabilities	22,581	17,062
Subordinated liabilities	11,138	610
Other liabilities	118	1,080
Total liabilities	36,137	276,842
Owners’ equity	44,120	9,564
Total equity	44,120	9,564
Total liabilities and equity	80,257	286,406

NatWest Group – Form 6-K Interim Results 2020	110

18 Summarised financial information continued

Balance sheet

	NatWest Group plc	NWM Plc
At 31 December 2019	£m	£m
Assets
Cash and balances at central banks	—	9,953
Trading assets	—	57,768
Derivatives	979	147,458
Settlement balances	—	3,353
Loans to banks - amortised cost	—	238
Loans to customers - amortised cost	—	6,910
Amount due from holding company and fellow subsidiaries	25,018	7,145
Other financial assets	277	11,636
Investments in group undertakings	55,808	2,905
Other assets	1	687
Total assets	82,083	248,053

Liabilities
Bank deposits	—	2,038
Customer deposits	—	2,247
Amount due to holding company and fellow subsidiaries	439	16,858
Settlement balances	—	2,648
Trading liabilities	—	53,576
Derivatives	711	142,390
Other financial liabilities	19,331	16,880
Subordinated liabilities	7,647	590
Other liabilities	168	1,195
Total liabilities	28,296	238,422
Owners’ equity	53,787	9,631
Total equity	53,787	9,631
Total liabilities and equity	82,083	248,053

Trust preferred securities

NatWest Group has issued trust preferred securities through trusts 100% owned by NatWest Group (through partnership interests held by RBSG Capital Corporation and [RBS]), which meet the definition of a finance subsidiary in Regulation S-X, Rule 3-10. The securities represent undivided beneficial interests in the assets of the trusts, which consist of partnership preferred securities representing non-cumulative perpetual preferred limited partnership interests issued by Delaware limited partnerships. NatWest Group plc has provided subordinated guarantees for the benefit of the holders of the trust preferred securities and the partnership preferred securities. Under the terms of the guarantees, NatWest Group has fully and unconditionally guaranteed on a subordinated basis, payments on such trust preferred securities and partnership preferred securities, to the extent they are due to be paid and have not been paid by, or on behalf of, the trusts and the partnerships, as the case may be. Following implementation of IFRS 10 the trusts are no longer consolidated by RBS Group. For those securities that were classified as subordinated liabilities, NatWest Group’s outstanding instruments with the trusts are classified as subordinated liabilities.

19. Date of approval

This announcement was approved by the Board of Directors on 30 July 2020.

NatWest Group – Form 6-K Interim Results 2020	111

NatWest Group plc Summary Risk Factors

Summary of principal risks and uncertainties

Set out below is a summary of the principal risks and uncertainties for the remaining six months of the financial year which could adversely affect NatWest Group. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties; a fuller description of these and other risk factors is included on pages 286 to 300 of NatWest Group plc (formerly The Royal Bank of Scotland plc)’s Annual Report and Accounts on Form 20-F and pages 31 to 32 of its Q1 2020 IMS on Form 6-K which should be read together with NatWest Group’s other public disclosures.   Any of the risks identified may have a material adverse effect on NatWest Group’s business, operations, financial condition or prospects.

Economic and political risk

•             The direct and indirect effects of the Covid-19 pandemic are having and are likely to continue to have a material adverse impact on NatWest Group’s business, results of operations and outlook and may affect its strategy, its ability to meet its targets and achieve its strategic objectives.

•             Prevailing uncertainty regarding the terms of the UK’s withdrawal from the European Union has adversely affected and will continue to adversely affect NatWest Group’s operating environment.

•             NatWest Group faces increased political and economic risks and uncertainty in the UK and global markets, including in respect of various forms of governmental, legal or regulatory financial assistance and/or stimulus designed to support an economic recovery (for example, temporary insolvency relief for distressed borrowers). There is also uncertainty as to whether the mandated governmental schemes (for example, mortgage repayment holidays) announced earlier this year may be extended, discontinued or changed.  Any of the above may have a negative impact on the economy and on NatWest Group.

•             Changes in interest rates have significantly affected and will continue to affect NatWest Group’s business and results.  Further decreases in interest rates and/or continued sustained low or negative interest rates would put increased pressure on NatWest Group’s net interest margins and adversely affect NatWest Group’s business, results of operations and outlook.

•             NatWest Group expects to face significant risks in connection with climate change and the transition to a low carbon economy which may adversely impact NatWest Group.

•             HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over NatWest Group and further offers or sales of NatWest Group’s shares held by HM Treasury may affect the price of securities issued by NatWest Group.

•             Changes in foreign currency exchange rates may affect NatWest Group’s business, results of operations and outlook.

Financial resilience risk

•             NatWest Group may not meet targets, including as a result of the direct and indirect effects of the Covid-19 pandemic.

•             NatWest Group currently holds £5.6 billion in goodwill which relies on management’s assumptions on future profitability. Changes in such assumptions may result in the carrying balance being impaired, which could have a material adverse effect on NatWest Group’s business, results of operations and outlook.  Goodwill in Commercial Banking (currently £2.6 billion) is particularly susceptible to impairment based on changes in its assumed future profitability.

•             There is no certainty as to when NatWest Group will be in a position to resume discretionary capital distributions (including dividends to shareholders).  On 31 March 2020, NatWest Group announced in response to a request from the PRA that it was cancelling dividend payments in relation to the 2019 financial year, that it would not undertake quarterly or interim dividend payments or share buybacks, and would defer decisions on any future ordinary shareholder distributions until the end of 2020.  It remains uncertain as to whether the PRA will make further similar requests in the future, or if it will expand the scope of such requests, which may further hinder discretionary capital distributions.

•             NatWest Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.

•             NatWest Group has significant exposure to counterparty and borrower risk, which has increased materially particularly as a result of the direct and indirect effects of the Covid-19 pandemic on borrower counterparties and other borrowers.

•             NatWest Group may not meet the prudential regulatory requirements for capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.

•             NatWest Group is subject to Bank of England oversight in respect of resolution, and NatWest Group could be adversely affected should the Bank of England deem NatWest Group’s preparations to be inadequate.

•             NatWest Group may not be able to adequately access sources of liquidity and funding and NatWest Group may be required to adapt its funding plan.

•             Any reduction in the credit rating and/or outlooks assigned to Natwest Group plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for NatWest Group, reduce NatWest Group’s liquidity position and increase the cost of funding.

NatWest Group – Form 6-K Interim Results 2020	112

NatWest Group plc Summary Risk Factors

Financial resilience risk continued

•             NatWest Group may be adversely affected if it fails to meet the requirements of regulatory stress tests.

•             NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.

•             NatWest Group’s financial statements are sensitive to the underlying accounting policies, judgments, estimates and assumptions.

•             Changes in accounting standards may materially impact NatWest Group’s financial results.

•             The value or effectiveness of any credit protection that NatWest Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.

•             NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group’s securities.

Strategic risk

•             NatWest Group has announced a new Purpose-led Strategy which will entail a period of transformation and require an internal cultural shift across NatWest Group. It carries significant execution and operational risks (which have been heightened due to the Covid-19 pandemic) and NatWest Group may not achieve its stated aims and targeted outcomes.

•             Over the next three years, NatWest Group intends to re-focus its NatWest Markets franchise to NatWest Group’s corporate and institutional customer offering and realise significant reductions in risk weighted assets, cost base and complexity. As a result of the direct and indirect effects of the Covid-19 pandemic, achieving these reductions in the current environment may be more challenging and such reductions may not be achieved in a timely manner or at all, which may require management actions by NatWest Group. This entails significant commercial, operational and execution risks and the intended benefits for NatWest Group may not be realised within the timeline and in the manner currently contemplated.

•             NatWest Group’s new Purpose-led Strategy includes one area of focus on climate change which entails significant execution risk and is likely to require material changes to the business model of NatWest Group over the next ten years.

Operational and IT resilience risk

•             NatWest Group is subject to increasingly sophisticated and frequent cyberattacks, which could adversely affect NatWest Group.

•             NatWest Group’s operations and strategy are highly dependent on the effective use and accuracy of data to support and improve its operations and deliver its strategy.

•             Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NatWest Group’s businesses and have been heightened as a result of the Covid-19 pandemic.

•             NatWest Group’s operations are highly dependent on its complex IT systems (including those that enable remote working), and any IT failure could adversely affect NatWest Group.

•             NatWest Group relies on attracting, retaining and developing senior management and skilled personnel, and is required to maintain good employee relations.

•             Due to the fact that most of NatWest Group employees are currently working remotely as a result of the Covid-19 pandemic, there is increased exposure to conduct, operational and other risks which may place additional pressure on NatWest Group’s ability to maintain effective internal controls and governance frameworks.   A failure in NatWest Group’s risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives.

•             NatWest Group’s operations are subject to inherent reputational risk.

Legal, regulatory and conduct risk

•             NatWest Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.

•             NatWest Group is subject to a number of litigation matters, regulatory and governmental actions and investigations as well as associated remedial undertakings, including conduct-related reviews, anti-money laundering and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.

•             NatWest Group may not effectively manage the transition of LIBOR and other IBOR rates to alternative risk free rates.

•             NatWest Group operates in markets that are subject to intense scrutiny by the competition authorities.

•             The cost of implementing the alternative remedies package (regarding the business previously described as Williams & Glyn) could be more onerous than anticipated.

•             Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NatWest Group.

NatWest Group – Form 6-K Interim Results 2020	113

Statement of directors’ responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

•             the condensed financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’;

•             the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

•             the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties’ transactions and changes therein).

By order of the Board

Howard Davies	Alison Rose-Slade	Katie Murray
Chairman	Group Chief Executive Officer	Group Chief Financial Officer

30 July 2020

Board of directors

Chairman	Executive directors	Non-executive directors
Howard Davies	Alison Rose-Slade	Frank Dangeard
	Katie Murray	Patrick Flynn
Morten Friis
Robert Gillespie
Yasmin Jetha
Baroness Noakes
Mike Rogers
Mark Seligman
Lena Wilson

NatWest Group – Form 6-K Interim Results 2020	114

Additional information

Share information

	30 June 2020	31 March 2020	31 December 2019

Ordinary share price (pence)	121.6	112.9	240.3

Number of ordinary shares in issue (millions)	12,125	12,094	12,094

Other financial data

The following table shows NatWest Group’s issued and fully paid share capital, owners’ equity and indebtedness on a consolidated basis in accordance with IFRS as at 30 June 2020.

As at 30 June 2020
£m
Share capital - allotted, called up and fully paid

Ordinary shares of £1	12,125
Retained income and other reserves	30,886
Owners’ equity	43,011

NatWest Group indebtedness
Trading liabilities - debt securities in issue	2,084
Other financial liabilities – debt securities in issue	49,331
Subordinated liabilities	13,558
Total indebtedness	64,973
Total capitalisation and indebtedness	107,984

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

The information contained in the table above has not changed materially since 30 June 2020.

		Year ended 31 December
	Half year ended and as at 30 June 2020	2019	2018	2017	2016	2015

Return on average total assets (1)	(0.3%)	0.4%	0.2%	0.1%	(0.8%)	(0.2%)
Return on average ordinary shareholders’ equity (2)	(7.3%)	7.9%	4.0%	1.9%	(15.3%)	(4.0%)
Average total equity as a percentage of average total assets	4.8%	6.2%	7.2%	7.0%	6.2%	6.0%
Dividend payout ratio	-	96.3%	14.9%	-	-	-

Notes:

(1)        Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.

(2)        Return on average ordinary shareholders’ equity represents profit attributable to ordinary shareholders as a percentage of average ordinary shareholders’ equity.

NatWest Group – Form 6-K Interim Results 2020	115

Appendix

Non-IFRS financial measures

Appendix Non-IFRS financial measures

As described in Note 1 on page 85, NatWest Group prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (GAAP). The Interim Results contain a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for certain items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. These measures include:

Non-IFRS financial measures

Measure	Basis of preparation	Additional analysis or reconciliation
NatWest Group return on tangible equity

Annualised profit for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity less average intangible assets and average other owners’ equity.

Table 1
Segmental return on tangible equity

Annualised segmental operating profit adjusted for tax and for preference share dividends divided by average notional equity, allocated at an operating segment specific rate, of the period average segmental risk-weighted assets incorporating the effect of capital deductions (RWAe).

Table 1
Operating expenses analysis – management view

The management analysis of operating expenses shows strategic costs and litigation and conduct costs in separate lines. Depreciation and amortisation, impairment of other intangibles and other administrative expenses attributable to these costs are included in strategic costs and litigation and conduct costs lines for management analysis.

These amounts are included in staff, premises and equipment and other administrative expenses in the statutory analysis.

Table 2
Cost:income ratio	Total operating expenses less operating lease depreciation divided by total income less operating lease depreciation.	Table 3
Commentary – adjusted periodically for specific items	NatWest Group and segmental business performance commentary have been adjusted for the impact of specific items such as strategic, litigation and conduct costs (detailed on pages 15 to 19).	Notable items - page 6 Strategic, litigation and conduct costs - pages 15 to 19
Bank net interest margin (NIM)	Net interest income of the banking business less NatWest Markets (NWM) element as a percentage of interest-earning assets of the banking business less NWM element.	Table 4

Performance metrics not defined under IFRS(1)

Measure	Basis of preparation	Additional analysis or reconciliation
Loan:deposit ratio	Net customer loans held at amortised cost divided by total customer deposits.	Table 5
Tangible net asset value (TNAV)	Tangible equity divided by the number of ordinary shares in issue. Tangible equity is ordinary shareholders’ interest less intangible assets.	Page 5
NIM	Net interest income of the banking business as a percentage of interest-earning assets of the banking business.	Pages 15 to 19
Funded assets	Total assets less derivatives.	Pages 15 to 19
ECL loss rate	The annualised loan impairment charge divided by gross customer loans.	Pages 15 to 19

Note:

(1)     Metric based on GAAP measures, included as not defined under IFRS and reported for compliance with ESMA adjusted performance measure rules.

NatWest Group – Form 6-K Interim Results 2020	1

Appendix Non-IFRS financial measures

1. Return on tangible equity

	Half year ended and
	as at		Quarter ended and as at
	30 June	30 June	30 June	31 March	30 June
	2020	2019	2020	2020	2019
(Loss)/profit attributable to ordinary shareholders (£m)	(705)	2,038	(993)	288	1,331
Adjustment for Alawwal bank merger gain (£m)		(764)
Adjusted profit attributable to ordinary shareholders (£m)		1,274
Annualised (loss)/profit attributable to ordinary shareholders (£m)	(1,410)	4,076	(3,972)	1,152	5,324
Annualised adjusted profit attributable to ordinary shareholders (£m)		2,548

Average total equity (£m)	44,026	46,310	44,068	44,018	46,179
Adjustment for other owners equity and intangibles (£m)	(11,911)	(12,528)	(11,987)	(11,911)	(12,410)
Adjusted total tangible equity (£m)	32,115	33,782	32,081	32,107	33,769

Return on tangible equity (%)	(4.4%)	12.1%	(12.4%)	3.6%	15.8%
Return on tangible equity adjusting for impact for Alawwal bank merger (%)		7.5%

	UK Personal	Ulster	Commercial	Private	RBS	NatWest
Half year ended 30 June 2020	Banking	Bank RoI	Banking	Banking	International	Markets
Operating profit/(loss) (£m)	453	(239)	(1,008)	84	87	69
Preference share cost allocation (£m)	(44)	-	(76)	(11)	(10)	(34)
Adjustment for tax (£m)	(115)	-	304	(20)	(11)	(10)
Adjusted attributable profit/(loss) (£m)	294	(239)	(780)	53	66	25
Annualised adjusted attributable profit/(loss) (£m)	588	(478)	(1,560)	106	132	50
Average RWAe (£bn)	38.0	12.7	75.9	10.2	7.0	41.9
Equity factor	14.5%	15.5%	11.5%	12.5%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.5	2.0	8.7	1.3	1.1	6.3
Return on equity (%)	10.7%	(24.2%)	(17.9%)	8.2%	11.8%	0.8%

Half year ended 30 June 2019
Operating profit (£m)	1,037	23	701	155	194	300
Adjustment for tax (£m)	(290)	-	(196)	(43)	(27)	(84)
Preference share cost allocation (£m)	(36)	-	(82)	(8)	-	(30)
Adjusted attributable profit (£m)	711	23	423	104	167	186
Annualised adjusted attributable profit (£m)	1,422	46	846	207	334	372
Adjustment for Alawwal bank merger gain (£m)	-	-	-	-	-	(299)
Annualised adjusted profit attributable to ordinary shareholders (£m)	1,422	46	846	207	334	73
Average RWAe (£bn)	37.0	14.3	79.6	9.6	7.0	49.2
Equity factor	15.0%	15.0%	12.0%	13.0%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.5	2.1	9.6	1.2	1.1	7.4
Return on equity (%)	25.6%	2.1%	8.8%	16.6%	29.7%	1.0%

NatWest Group – Form 6-K Interim Results 2020	2

Appendix Non-IFRS financial measures

1. Return on tangible equity continued

	UK Personal	Ulster	Commercial	Private	RBS	NatWest
Quarter ended 30 June 2020	Banking	Bank RoI	Banking	Banking	International	Markets
Operating profit/(loss) (£m)	129	(218)	(971)	35	19	(137)
Preference share cost allocation (£m)	(22)	-	(38)	(5)	(5)	(17)
Adjustment for tax (£m)	(30)	-	283	(8)	(2)	43
Adjustment attributable profit/(loss) (£m)	77	(218)	(726)	22	12	(111)
Annualised adjusted attributable profit/(loss) (£m)	308	(872)	(2,904)	88	48	(444)
Monthly average RWAe (£bn)	37.4	12.6	77.8	10.3	7.1	41.8
Equity factor	14.5%	15.5%	11.5%	12.5%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.4	2.0	8.9	1.3	1.1	6.3
Return on equity (%)	5.7%	(44.5%)	(32.5%)	6.6%	4.3%	(7.1%)

Quarter ended 31 March 2020
Operating profit/(loss)(£m)	324	(21)	(37)	49	68	206
Preference share cost allocation (£m)	(22)	-	(38)	(6)	(5)	(17)
Adjustment for tax (£m)	(85)	-	21	(12)	(9)	(53)
Adjustment attributable profit/(loss) (£m)	217	(21)	(54)	31	54	136
Annualised adjusted attributable profit/(loss) (£m)	868	(84)	(216)	124	217	544
Monthly average RWAe (£bn)	38.7	12.8	74.1	10.2	7.0	41.9
Equity factor	14.5%	15.5%	11.5%	12.5%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.6	2.0	8.5	1.3	1.1	6.3
Return on equity (%)	15.5%	(4.2%)	(2.5%)	9.8%	19.4%	8.7%

Quarter ended 30 June 2019
Operating profit (£m)	539	3	264	75	101	362
Adjustment for tax (£m)	(151)	-	(74)	(21)	(14)	(101)
Preference share cost allocation (£m)	(18)	-	(41)	(4)	-	(30)
Adjustment attributable profit (£m)	370	3	149	50	87	231
Annualised adjusted attributable profit (£m)	1,480	12	596	199	345	924
Adjustment for Alawwal merger gain (£m)	-	-	-	-	-	(598)
Annualised adjusted profit attributable to ordinary shareholders (£m)	1,480	12	596	199	345	326
Monthly average RWAe (£bn)	37.2	14.3	80.1	9.6	7.0	49.1
Equity factor	15.0%	15.0%	12.0%	13.0%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.6	2.1	9.6	1.2	1.1	7.4
Return on equity (%)	26.5%	0.6%	6.2%	15.9%	30.8%	4.4%

NatWest Group – Form 6-K Interim Results 2020	3

Appendix Non-IFRS performance measures

2. Operating expenses analysis

Statutory analysis (1,2)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
Operating expenses	2020	2019	2020	2020	2019
Staff costs	(1,955)	(2,028)	(963)	(992)	(1,017)
Premises and equipment	(651)	(558)	(393)	(258)	(293)
Other administrative expenses	(696)	(863)	(298)	(398)	(445)
Depreciation and amortisation	(441)	(621)	(248)	(193)	(377)
Impairment of other intangible assets	(7)	(30)	(7)	-	(30)
Total operating expenses	(3,750)	(4,100)	(1,909)	(1,841)	(2,162)

Non-statutory analysis

	Half year ended
	30 June 2020				30 June 2019
		Litigation				Litigation
		and		Statutory		and		Statutory
	Strategic	conduct	Other	operating	Strategic	conduct	Other	operating
Operating expenses	costs	costs	expenses	expenses	costs	costs	expenses	expenses
Staff costs	(160)	-	(1,795)	(1,955)	(187)	-	(1,841)	(2,028)
Premises and equipment	(148)	-	(503)	(651)	(65)	-	(493)	(558)
Other administrative expenses	(100)	89	(685)	(696)	(130)	(60)	(673)	(863)
Depreciation and amortisation	(49)	-	(392)	(441)	(222)	-	(399)	(621)
Impairment of other intangible assets	(7)	-	-	(7)	(25)	-	(5)	(30)
Total	(464)	89	(3,375)	(3,750)	(629)	(60)	(3,411)	(4,100)

	Quarter ended
	30 June 2020				31 March 2020
		Litigation				Litigation
		and		Statutory		and		Statutory
	Strategic	conduct	Other	operating	Strategic	conduct	Other	operating
Operating expenses	costs	costs	expenses	expenses	costs	costs	expenses	expenses
Staff costs	(87)	-	(876)	(963)	(73)	-	(919)	(992)
Premises and equipment	(135)	-	(258)	(393)	(13)	-	(245)	(258)
Other administrative expenses	(57)	85	(326)	(298)	(43)	4	(359)	(398)
Depreciation and amortisation	(47)	-	(201)	(248)	(2)	-	(191)	(193)
Impairment of other intangible assets	(7)	-	-	(7)	-	-	-	-
Total	(333)	85	(1,661)	(1,909)	(131)	4	(1,714)	(1,841)

	Quarter ended
	30 June 2019
		Litigation
		and		Statutory
	Strategic	conduct	Other	operating
Operating expenses	costs	costs	expenses	expenses
Staff costs	(112)	-	(905)	(1,017)
Premises and equipment	(48)	-	(245)	(293)
Other administrative expenses	(72)	(55)	(318)	(445)
Depreciation and amortisation	(177)	-	(200)	(377)
Impairment of other intangible assets	(25)	-	(5)	(30)
Total	(434)	(55)	(1,673)	(2,162)

Notes:

(1)

On a statutory, or GAAP, basis, strategic costs are included within staff costs, premises and equipment, depreciation and amortisation, impairment of other intangible assets and other administrative expenses. Strategic costs relate to restructuring provisions, related costs and projects that are transformational in nature.

(2)	On a statutory, or GAAP, basis, litigation and conduct costs are included within other administrative expenses.

NatWest Group – Form 6-K Interim Results 2020	4

Appendix Non-IFRS performance measures

3. Cost:income ratio

	UK Personal	Ulster	Commercial	Private	RBS	NatWest	Central items	NatWest
	Banking	Bank RoI	Banking	Banking	International	Markets	& other	Group
Half year ended 30 June 2020	£m	£m	£m	£m	£m	£m	£m	£m
Operating expenses	(1,075)	(245)	(1,221)	(252)	(126)	(707)	(124)	(3,750)
Operating lease depreciation	-	-	73	-	-	-	-	73
Adjusted operating expenses	(1,075)	(245)	(1,148)	(252)	(126)	(707)	(124)	(3,677)

Total income	2,185	249	2,003	392	259	816	(66)	5,838
Operating lease depreciation	-	-	(73)	-	-	-	-	(73)
Adjustment total income	2,185	249	1,930	392	259	816	(66)	5,765

Cost:income ratio (%)	49.2%	98.4%	59.5%	64.3%	48.6%	86.6%	nm	63.8%

Half year ended 30 June 2019
Operating expenses	(1,229)	(281)	(1,262)	(232)	(119)	(678)	(299)	(4,100)
Operating lease depreciation	-	-	68	-	-	-	-	68
Adjusted operating expenses	(1,229)	(281)	(1,194)	(232)	(119)	(678)	(299)	(4,032)

Total income	2,447	283	2,165	384	310	942	586	7,117
Operating lease depreciation	-	-	(68)	-	-	-	-	(68)
Adjustment total income	2,447	283	2,097	384	310	942	586	7,049

Cost:income ratio (%)	50.2%	99.3%	56.9%	60.4%	38.4%	72.0%	nm	57.2%

Quarter ended 30 June 2020
Operating expenses	(546)	(122)	(611)	(129)	(65)	(365)	(71)	(1,909)
Operating lease depreciation	-	-	37	-	-	-	-	37
Adjusted operating expenses	(546)	(122)	(574)	(129)	(65)	(365)	(71)	(1,872)

Total income	1,035	120	995	191	115	273	(53)	2,676
Operating lease depreciation	-	-	(37)	-	-	-	-	(37)
Adjustment total income	1,035	120	958	191	115	273	(53)	2,639

Cost income ratio (%)	52.8%	101.7%	59.9%	67.5%	56.5%	133.7%	nm	70.9%

Quarter ended 31 March 2020
Operating expenses	(529)	(123)	(610)	(123)	(61)	(342)	(53)	(1,841)
Operating lease depreciation	-	-	36	-	-	-	-	36
Adjusted operating expenses	(529)	(123)	(574)	(123)	(61)	(342)	(53)	(1,805)

Total income	1,150	129	1,008	201	144	543	(13)	3,162
Operating lease depreciation	-	-	(36)	-	-	-	-	(36)
Adjustment total income	1,150	129	972	201	144	543	(13)	3,126

Cost:income ratio (%)	46.0%	95.3%	59.1%	61.2%	42.4%	63.0%	nm	57.7%

Quarter ended 30 June 2019
Operating expenses	(594)	(145)	(622)	(115)	(60)	(344)	(282)	(2,162)
Operating lease depreciation	-	-	34	-	-	-	-	34
Adjusted operating expenses	(594)	(145)	(588)	(115)	(60)	(344)	(282)	(2,128)

Total income	1,202	138	1,083	191	159	686	621	4,080
Operating lease depreciation	-	-	(34)	-	-	-	-	(34)
Adjustment total income	1,202	138	1,049	191	159	686	621	4,046

Cost:income ratio (%)	49.4%	105.1%	56.1%	60.2%	37.7%	50.1%	nm	52.6%

NatWest Group – Form 6-K Interim Results 2020	5

Appendix Non-IFRS performance measures

4. Net interest margin

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2020	2019	2020	2020	2019
	£m	£m	£m	£m	£m
NatWest Group net interest income	3,852	4,004	1,910	1,942	1,971
NWM net interest income	34	122	(6)	40	91
Net interest income excluding NWM	3,886	4,126	1,904	1,982	2,062
Annualised net interest income	7,746	8,074	7,682	7,811	7,906
Annualised net interest income excluding NWM	7,815	8,320	7,658	7,972	8,271
Average interest earning assets (IEA)	477,898	440,309	497,440	458,514	444,800
NWM average IEA	37,994	33,261	39,874	36,113	34,436
Average IEA excluding NWM	439,904	407,048	457,566	422,401	410,364

Net interest margin	1.62%	1.83%	1.54%	1.70%	1.78%
Bank net interest margin (excluding NWM)	1.78%	2.04%	1.67%	1.89%	2.02%

5. Loan:deposit ratio

	As at
	30 June	31 March	30 June
	2020	2020	2019
	£bn	£bn	£bn
Loans to customers - amortised cost	352,341	351,328	310,631
Customer deposits	408,268	384,800	361,626
Loan:deposit ratio (%)	86%	91%	86%

Legal Entity Identifier: 2138005O9XJIJN4JPN90

NatWest Group – Form 6-K Interim Results 2020	6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NatWest Group plc

Registrant

/s/ Katie Murray

Group Chief Financial Officer

31 July 2020

NatWest Group – Form 6-K Interim Results 2020	7